
















HILLS BANCORPORATION
2022 ANNUAL REPORT



2022 Annual Report

HILLS BANCORPORATION
2022 ANNUAL REPORT

CONTENTS

Hills Bancorporation 2022 Annual Report on Form 10-K

STOCK TRANSFER AND DIVIDEND DISBURSING AGENT
Computershare Investor Services
PO Box 43078
Providence, RI 02940-3006
Toll free within US and Canada +1-800-884-4225
Telephone from outside US and Canada +1-781-575-4706
www.computershare.com/investor

ANNUAL REPORT AND PROXY STATEMENT
Copies of the Company's Annual Report and Proxy
Statement for the fiscal year ended December 31, 2022
are available at www.envisionreports.com/HBIA or
www.edocumentview.com/HBIA.

LETTER FROM THE PRESIDENT

We are pleased to present to our shareholders the Annual Report of Hills Bancorporation. Below is a brief update on 2022:

Financial Performance
For 2022, net income was $47,753,000 which represents a decrease of $332,000, or 0.69%, from 2021. Total assets were $3.980 billion as of December 31, 2022. This reflects a decline in assets of $64.08 million, or 1.58%, versus December 31, 2021. Hills Bancorporation paid a dividend of $1.05 per share in January 2023 to its 2,718 shareholders. The dividend was $1.00 per share in January of 2022. Details of the financial performance are discussed throughout this Annual Report.

Our People
These financial results could not have been obtained without our dedicated staff and Board of Directors. We have excellent people who continue to provide the quality service that distinguishes Hills Bancorporation in the financial services area.

We are pleased to announce the addition of new officers to the Bank since our last annual report. They include the following employees who were promoted to officer: Tyler J. Bartlett, Allyn T. Francis, Mary K. Hatfield, Alexandria G. Mendoza, Emily J. Miller, Nicholas J. Mirabito, Shelby L. Mrgich, Nate J. Paulus, Sam R. Rand, Katie M. Ronnfeldt, and Katy M. Thomas; and who were hired: Jeff J. Becker, Shelli M. Brady, Marci M.A. Dahl, Luke A. Johnson, David J. Kapler, Ben C. Kromminga, Erin E. Kunkel, Logan R. Lewis, Claire E. Murphy, Andrew R. Nordyke, Tony V. Roetlin, Jessica L. Torre, and Hayley S. Wright.

Optional Electronic Availability of Future Proxy Materials
If you would like to receive future proxy statements, proxy cards and annual reports electronically, you can sign up by accessing www.envisionreports.com/HBIA. You may also sign up for electronic reports by logging into the Investor Center at www-us.computershare.com/investor and indicate that you agree to access future proxy materials electronically. You will continue to receive a paper copy of any future Notice of Annual Meeting, along with information on where electronic copies of the Proxy Statement, Form of Proxy, and our Annual Report to Shareholders may be accessed.

Book Entry
Hills Bancorporation's stock transfer agent, Computershare, allows shareholders to deposit their paper Hills Bancorporation stock certificates into electronic shares (book entry). Book entry is a way of tracking stock ownership where no certificate is given to the shareholder. The shares are "paperless", "online" or "digital." This option is available to all shareholders and there is no fee to deposit your paper certificates into book entry.

Stock Repurchase Program Update
The Stock Repurchase Program announced in September of 2005 is still in effect. The goal of this Program is to continue to provide liquidity to shareholders in the event they wish to sell shares of Hills Bancorporation stock. Under this program, Hills Bancorporation is authorized to acquire shares of Hills Bancorporation stock at a price equal to the most recent quarterly independent appraisal of the stock. We are pleased to provide this Stock Repurchase Program as a service and source of liquidity to shareholders. As of December 31, 2022, a total of 1,516,465 shares have been acquired under this program.

Hills Bank continues its ongoing planning process to adapt to the changing financial services environment. We believe with our strong capital base and proven record, Hills Bancorporation is poised to meet the challenges and opportunities of the future.

Thanks
We are truly thankful and we appreciate the cooperation and support of our shareholders, our directors, and our customers and friends. We believe the performance of Hills Bancorporation depends, to a large extent, on your support of Hills Bank in your respective communities. We look forward to working with you in 2023!

y,

Dwight O. Seegmiller
President and Chief Executive Officer

Board of Directors



Michael S. Donovan

- Farmer
- Board member since 2007



Kirsten H. Frey

- Attorney, Senior Vice President, Shuttleworth & Ingersoll, P.L.C
- Board member since 2019



Michael E. Hodge

- President and Shareholder, Hodge Construction Company
- Board member since 2000



Emily A. Hughes

- Professor, University of Iowa College of Law
- Attorney
- Board member since 2012



Casey L. Peck

- General Manager and Chief Financial Officer, Kalona Cooperative Technology Company
- Board member since 2019



John W. Phelan

- Owner, Phelan Distributing LLC
- Board member since 2007



Ann Marie Rhodes

- Emeritus Professor of Nursing, University of Iowa
- Attorney
- Chair, Hills Bank and Trust Company
- Vice President, Hills Bancorporation
- Board member since 1993



James C. Schmitt

- Senior Principal Consultant, Expense Reduction Analysts
- Managing Director, James C. Schmitt Consulting L.L.C.
- Board member since 2019



Dwight O. Seegmiller

- Chief Executive Officer, Hills Bank and Trust Company
- President, Hills Bancorporation
- Board member since 1986



Thomas R. Wiele

- President, Wiele Motor Company
- Board member since 2012



Sheldon E. Yoder, D.V.M.

- President and Shareholder, Kalona Veterinary Clinic, P.C.
- Board member since 1997

OFFICERS

Hills Bancorporation

Dwight O. Seegmiller	President and Chief Executive Officer
Ann M. Rhodes	Vice President
Lisa A. Shileny	Secretary
Tony V. Roetlin	Treasurer

Hills Bank and Trust Company

Mark H. Ahlers	Senior Vice President, Trust and Wealth Management Officer Lead
Jennifer J. Akerberg	Assistant Branch Manager, Officer
Logan J. Anderson	Vice President, Credit Underwriting Manager
T. Scott Appleget	Vice President, Credit Underwriting
Lori A. Armstrong	Treasury Management Officer
Amanda L. Arn	First Vice President, Community and Shareholder Relations
Shelley R. Asher	Senior Vice President, Director of Operations
MaKenzie A. Aunan	First Vice President, Retail Operations Manager
Kevin J. Bachus	First Vice President, Mortgage Lender
Jace N. Bailey	Vice President, Commercial Banking Regional Manager
Danielle R. Balichek	Assistant Branch Manager, Officer
Cassie I. Ballweg	Loan Closing Officer
Shaun C. Barry	Vice President, Treasury Management Team Leader
Tyler J. Bartlett	First Vice President, Branch Manager
Allison L.L. Bates	First Vice President, Branch Manager
Karin J. Bauer	Vice President, Human Resources Benefits Manager
Colleen R. Bean	Vice President, Internal Audit
Jeff J. Becker	Vice President, Information Security
Bryan J. Beutel	First Vice President, Commercial Banking
Sabrina A. Beyer	First Vice President, Branch Manager
Cindra L. Bombei	Marketing Officer, Social Media and Email Marketing Strategist
Kelli K. Bowers	Mortgage Processing Manager, Officer
Shelli M. Brady	Vice President, Marketing Director
Matthew L. Brandt	Mortgage Lending Officer
Matthew S. Brunner	First Vice President, Infrastructure Services Manager
Kristine I. Burns	Vice President, Branch Manager
Julie A. Burton	Vice President, Trust and Wealth Management Accounting Officer
Adam D. Calcara	First Vice President, Mortgage Lender
Curtis J. Clark	First Vice President, Information Services Support & Operations Manager
Tyler D. Coblentz	First Vice President, Commercial Banking
Byson W. Croy	Vice President, Commercial Banking
Marci M.A. Dahl	First Vice President, Commercial Banking
Rebecca L. DeWaard	Senior Vice President, Director of Human Resources
Molly M. Dietz	Digital Banking Supervisor, Officer
Carrie A. Ebel	First Vice President, Commercial Sales Manager and Marketing Officer
Jennifer L. Eden	Vice President, Digital Systems
Jo L. Edgington	First Vice President, Branch Manager
Steven C. Erickson	Loan Operations Post-Closing Officer

Holly J. Ethier	Mortgage Lending Officer
Thomas J. Filip	Vice President, Commercial Banking
Timothy D. Finer	Senior Vice President, Director of Commercial Banking
M. Reed Fisher	First Vice President, Project Management
James T. Fitzpatrick	Loan Review Officer
Carla F. Flores Pacheco	Consumer Credit Officer
Allyn T. Francis	Commercial Banking Officer
Shelly A. Freemole	Vice President, Trust and Wealth Management Retirement Plan Officer
Jalyn R. Fuhr	Assistant Branch Manager, Officer
Vincent C. Gaffney	Vice President, Trust and Wealth Management Officer
Mallory L. Glennie	First Vice President, Branch Manager
Brian R. Globokar	Senior Vice President, Director of Trust and Wealth Management Services
Bethany M. W. Gorsch	Vice President, Treasury Management Regional Team Leader
Patricia E. Hansche	First Vice President, Treasury Management
Renee L. Harned	First Vice President, Mortgage Operations Manager
Katelyn J. Harris	Friends Club Director, Officer
Shelly R. Hartman	Assistant Branch Manager, Officer
Mary K. Hatfield	Budget and Operations Analyst, Officer
Mackenzie E. Hein	First Vice President, Commercial Banking
Carly R. Henderson	Mortgage Lending Officer
Tim D. Higginbotham	Vice President, Branch Manager
Sarah S. Highly	Mortgage Underwriter, Officer
Laura K. Hill	First Vice President, Trust and Wealth Management Officer
Kenneth W. Hinrichs	Senior Vice President, Director of Digital Strategy and Systems
Charles W. Hippee	Senior Vice President, Retirement Plan Lead, T&WM
David J. Hochstetler	Senior Vice President, Commercial Banking Team Leader
Alycia A. Horras	Payment Processing Officer
Kevin A. Huls	Vice President, Commercial Banking
Christina C. Jenn	Vice President, Mortgage Lender
Tamara A. Jiras	Vice President, Mortgage Lender
Bradley M. Joens	Senior Vice President, Commercial Banking Team Leader
Janelle K. Johnson	First Vice President, Commercial Banking
Luke A. Johnson	Security Engineer, Officer
Michael H. Johnston	Facilities Officer
Todd J. Joslin	First Vice President, Trust and Wealth Management Officer
David J. Kapler	Vice President, Risk and Compliance
Karen S. Karr	Vice President, Controller and Cashier
Brandon J. Keese	Vice President, Commercial Banking
Nicholas A. Kemp	First Vice President, Network Engineer
Mark A. Koch	Vice President, Trust and Wealth Management Officer
David J. Kriz	Vice President, Retail Development Officer
Ben C. Kromminga	Commercial Banking Officer
Erin E. Kunkel	First Vice President, Asset Quality
Robert J. Lamkins	Vice President, Mortgage Lender
Brenda S. Langenberg	Vice President, Branch Manager
Brad M. Langguth	Senior Vice President, Commercial Banking Team Leader

Angela M. Langstraat	First Vice President, Branch Manager
Jean L. Lenz	Retail Banking Officer
Chris W. Lewis	Information Security Officer
Logan R. Lewis	Trust and Wealth Management Officer
Brian J. Litton	Mortgage Software Officer
Brian M. Long	Systems Administrator, Officer
Rich H. Loy	Vice President, Commercial Banking Regional Manager
Dawn D. Lyons	Vice President, Branch Manager
Adam T. Magee	First Vice President, Financial Reporting
Neal T. Marple	Senior Vice President, Director of Information Services
Kathy J. Marshall	First Vice President, T&WM Retirement Plan Officer/Administrator
Samantha A. Martin	Retail Servicing and Support Officer
Eric M. McCreedy	Commercial Loan Processing Officer
Joni L. McFarland	Vice President, T&WM Accounting and Operations Lead
Donna M. McKenna Hallett	Vice President, Branch Manager
Karen S. Megchelsen	Vice President, Compliance
Alexandria G. Mendoza	Associate Trust and Wealth Management Officer
Kimberly S. Messinger	Specialized Loan Documentation Officer
Nicole E. Meyer	Credit Underwriting Officer
Cynthia J. Michel	First Vice President, IRA Officer
Amy K. Miller	Vice President, Commercial Banking
Christian W. Miller	Security Risk Management Officer
Emily J. Miller	Employee Benefits Officer
Jennifer L. Miller	Customer Contact Center Manager, Officer
Molly B. Miller	Vice President, Commercial Banking
Carol S. Mills	Vice President, Construction Loan Manager
Nicholas J. Mirabito	Associate Trust and Wealth Management Officer
Christopher D. Moen	Vice President, Trust and Wealth Management Officer
Shani L. Morgan	First Vice President, T&WM Retirement Plan Service Center Manager
Shelby L. Mrgich	Talent Acquisition Officer
Claire E. Murphy	Trust and Wealth Management Officer
Lisa L. Nearad	First Vice President, Accounting
Kenza B. Nelson	Senior Vice President, General Counsel
Todd L. Nelson	Senior Vice President, Credit Administration
Joy R. Newhouse	Senior Vice President, Regional Manager
Andrew R. Nordyke	Corporate Counsel, Officer
Matthew D. Olson	Senior Vice President, Director of Mortgage Lending
Jack R. O'Rourke	First Vice President, Mortgage Lender
Bryan J. Overy	First Vice President, Commercial Banking
Meghann J. Pasker	Mortgage Lending Officer
Nate J. Paulus	Credit Underwriting Officer
Joseph D. Peterson	First Vice President, Commercial Banking
Adrian L. Prior	Assistant Branch Manager, Officer
Curran L. Putney	First Vice President, Lending Compliance
Angela C. Ramirez	First Vice President, Branch Manager
Marcus E. Ramirez	Mortgage Lending Officer

Sam R. Rand	Deposit Compliance Officer
Holly D. Randall	First Vice President, Mortgage Lender
Kelsey L. Redlinger	Vice President, Branch Manager
Timothy W. Reed	First Vice President, Core Banking Manager
Coleman J. Reilly	Information Services Security Engineer, Officer
Dawn M. Reimers	Vice President, Branch Manager
Jeffrey S. Ritchie	Senior Vice President, Trust and Wealth Management Officer Lead
Tony V. Roetlin	Senior Vice President, Chief Financial Officer
Katie M. Ronnfeldt	Mortgage Closing Manager, Officer
Aaron P. Schaefer	Senior Vice President, Trust and Wealth Management Investment Officer Lead
Deborah A. Schaffer	Vice President, Branch Manager
Stephanie L. Schumacher	Vice President, Mortgage Lender Team Lead
M. William Schwickerath	Trust and Wealth Management Officer
Dwight O. Seegmiller	Chief Executive Officer
Todd P. Shaull	Vice President, Branch Manager
Spencer A. Shaw	Mortgage Lending Officer
Lisa A. Shileny	President and Chief Operating Officer
Nicole M. Slaubaugh	Senior Vice President, Director of Retail Banking
Julie C. Sparks	Vice President, Trust and Wealth Management Operations Officer
Jeanne M. Spence	First Vice President, Trust and Wealth Management Accounting Officer
Dean J. Stockman	Senior Vice President, Commercial Banking
Tracy V. Stotler	Senior Vice President, Regional Manager
Jennifer L. Stull	Vice President, Commercial Banking
Amy K. Swenka	Assistant Branch Manager, Officer
Stephanie A. Thomann	Fraud Manager, Officer
Katy M. Thomas	Learning and Development Manager, Officer
Kelly A. Thompson	Vice President, Treasury Management Regional Team Leader
Jessica L. Torre	Trust Compliance Officer
Lars E. Underbakke	Document Management Officer
Todd D. Vavra	Trust and Wealth Management Retirement Plan Officer
Tessa A. Wade	First Vice President, Commercial Banking
Thomas E. Walch	Application Analyst Officer
Adam J. Walter	Assistant Branch Manager, Officer
D. Kyle Walton	First Vice President, Loss Mitigation
Patricia J. Webster	First Vice President, Treasury Management
Jason S. Weeks	Senior Vice President, Director of Accounting
Jennifer L. Wharton	Mortgage Lending Officer
Mary A. White	Vice President, Branch Manager
Molly K. Wilson	Vice President, Loan Operations Manager
Hayley S. Wright	Treasury Management Officer
Josh L. Yilek	First Vice President, Mortgage Underwriting Manager
Yu Yu	First Vice President, Trust and Wealth Management
Conrad J. Yutzy	Marketing Officer, Design and Production Strategist
Michelle D. Zaruba	First Vice President, Branch and Digital Banking Manager

Five year summary

Assets
$ BILLIONS



Year	Value
2022	3.980
2021	4.045
2020	3.781
2019	3.301
2018	3.042

2.650   3.050   3.450   3.850   4.250

Loans, net
$ BILLIONS



Year	Value
2022	3.070
2021	2.631
2020	2.718
2019	2.615
2018	2.593

2.000   2.250   2.500   2.750   3.000   3.250

Deposits
$ BILLIONS



Year	Value
2022	3.357
2021	3.534
2020	3.193
2019	2.661
2018	2.421

1.950   2.300   2.650   3.000   3.350   3.700

Stockholders' Equity
$ MILLIONS



Year	Value
2022	428.26
2021	438.45
2020	416.08
2019	375.21
2018	334.88

280.00   315.00   350.00   385.00   420.00   455.00

FIVE YEAR SUMMARY

NET INCOME
$ MILLIONS



Year	Value
2022	47.75
2021	48.09
2020	38.65
2019	45.32
2018	36.77

0.00   11.00   22.00   33.00   44.00   55.00

NET INCOME AS A PERCENT OF AVERAGE ASSETS
% PERCENT



Year	Value
2022	1.20
2021	1.21
2020	1.09
2019	1.40
2018	1.23

0.00   0.35   0.70   1.05   1.40   1.75

DILUTED EARNINGS PER SHARE OF COMMON STOCK
$ DOLLARS



Year	Value
2022	5.15
2021	5.16
2020	4.12
2019	4.85
2018	3.92

0.55   1.55   2.55   3.55   4.55   5.55

DIVIDENDS PER SHARE OF COMMON STOCK
$ DOLLARS



Year	Value
2022	1.000
2021	0.940
2020	0.890
2019	0.820
2018	0.750

0.650   0.750   0.850   0.950   1.050

BANKING LOCATIONS FOR HILLS BANK AND TRUST COMPANY

HILLS OFFICE
Established - 1904
131 E. Main Street
319-679-2291

CEDAR RAPIDS OFFICES
Established - 2000
240 3rd Avenue SE
319-247-5721

Established - 2002
3610 Williams
Boulevard SW
319-654-9595

Established - 2009
3905 Blairs Ferry Rd NE
319-294-2444

CORALVILLE OFFICE
Established - 1984
1009 2nd Street
319-351-8000

IOWA CITY OFFICES
Established - 1982
1401 S Gilbert Street
319-338-1277

Established - 1990
201 S Clinton Street
319-351-3337

Established - 1999
2621 Muscatine Avenue
319-338-3381

IOWA CITY OFFICES (cont.)
Established - 2012
University of Iowa
Hospitals and Clinics
200 Hawkins Drive
319-358-8442

Established - 2012
Iowa Memorial Union
University of Iowa
125 N Madison Street
319-338-4468

KALONA OFFICE
Established - 1996
120 5th Street
319-656-2281

LISBON OFFICE
Established - 1996
103 W Main Street
319-455-2951

MARION OFFICES
Established - 2003
800 11th Street
319-377-6066

Established - 2016
3204 7th Avenue
319-377-8100

MOUNT VERNON OFFICE
Established - 1998
720 First Avenue SE
319-895-4018

NORTH LIBERTY OFFICES
Established - 1984
25 Highway 965 N
319-626-2381

Established - 2012
590 West Forevergreen Rd
319-626-2199

WASHINGTON OFFICE
Established - 2015
2481 Hwy 92 E
319-653-9092

WELLMAN OFFICE
Established - 2006
229 8th Avenue
319-646-4000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2022

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the transition period from   October 1, 2022 to December 31, 2022

Commission file number 0-12668

Hills Bancorporation

(Exact name of registrant as specified in its charter)

Iowa	**42-1208067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

131 E. Main Street, PO Box 160	**Hills**	**Iowa**	**52235**
(Address of Principal Executive Offices)			(Zip Code)

(319) 679-2291

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to section 12(g) of the Act:

_____No par value common stock_____
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2022, based on the most recent sale price of $72.00 per share, and 7,771,294 shares held was $559,533,150. Common stock held by non-affiliates excludes 1,528,977 shares held by directors, executive officers, and under the Registrant's Employee Stock Ownership Plan.

The number of shares outstanding of the Registrant's common stock as of February 28, 2023 is 9,219,336 shares of no par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement dated March 17, 2023 for the Annual Meeting of the Shareholders of the Registrant to be held April 17, 2023 (the Proxy Statement) are incorporated by reference in Part III of this Form 10-K.

HILLS BANCORPORATION
FORM 10-K

TABLE OF CONTENTS

PART I

References in this report to "we," "us," "our," "Bank," or the "Company" or similar terms refer to Hills Bancorporation and its subsidiary.

Item 1. Business

GENERAL

Hills Bancorporation (the "Company") is a holding company principally engaged, through its subsidiary bank, in the business of banking. The Company was incorporated December 12, 1982 and all operations are conducted within the state of Iowa. The Company became owner of 100% of the outstanding stock of Hills Bank and Trust Company, Hills, Iowa ("Hills Bank and Trust" or the "Bank") as of January 23, 1984 when stockholders of Hills Bank and Trust exchanged their shares for shares of the Company. Effective July 1, 1996, the Company formed a new subsidiary, Hills Bank, which acquired for cash all the outstanding shares of a bank in Lisbon, Iowa. Subsequently an office of Hills Bank was opened in Mount Vernon, Iowa, a community that is contiguous to Lisbon. Effective November 17, 2000, Hills Bank was merged into the Bank. On September 20, 1996, another subsidiary, Hills Bank Kalona, acquired cash and other assets and assumed the deposits of the Kalona, Iowa office of Boatmen's Bank Iowa, N.A. Effective October 26, 2001, Hills Bank Kalona was merged into the Bank.

Through its internet website (www.hillsbank.com), the Company makes available the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission, as soon as reasonably practicable after they are filed or furnished.

The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers. The Bank is actively engaged in all areas of commercial banking, including acceptance of demand, savings and time deposits; making commercial, real estate, agricultural and consumer loans; maintaining night and safe deposit facilities; and performing collection, exchange and other banking services tailored for individual customers. The Bank administers estates, personal trusts, and pension plans and provides farm management, investment advisory and custodial services for individuals, corporations and nonprofit organizations. In addition, the Bank earns substantial fees from originating mortgages that are sold on the secondary residential real estate market without mortgage servicing rights being retained.

Lending Activities

Real Estate Loans

Real estate loans totaled $2.641 billion and comprised 84.97% of the Bank's loan portfolio as of December 31, 2022. The Bank's real estate loans include construction loans and mortgage loans.

Mortgage Loans. The Bank offers residential, commercial and agricultural real estate loans. As of December 31, 2022, mortgage loans totaled $2.352 billion and comprised 75.69% of the Bank's loan portfolio.

Residential real estate loans totaled $1.256 billion and were 40.42% of the Bank's loan portfolio as of December 31, 2022. These loans include first and junior liens on 1 to 4 family residences. The Bank originates 1 to 4 family mortgage loans to individuals and businesses within its trade area. The Bank sells certain mortgage loans to third parties on the secondary market. For the loans sold on the secondary market, the Bank does not retain any percentage of ownership or servicing rights. Interest rates for residential real estate mortgages are determined by competitive pricing factors on the secondary market and within the Bank's trade area. Collateral for residential real estate mortgages is generally the underlying property. Generally, repayment of these loans is from monthly principal and interest payments from the borrower's personal cash flows and liquidity, and collateral values are a function of residential real estate values in the markets that the Bank serves.

Commercial real estate loans totaled $402.84 million and were 12.96% of the Bank's loan portfolio at December 31, 2022. The Bank originates loans for commercial properties to individuals and businesses within its trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Generally, terms for commercial real estate loans range from one to five years with an amortization period of 25 years or less. The Bank offers both fixed and variable rate loans for commercial real estate.

Multi-family real estate loans totaled $436.95 million and were 14.06% of the Bank's loan portfolio at December 31, 2022. Multi-family real estate loans are made to individuals and businesses in the Bank's trade area. These loans are primarily secured by properties such as apartment complexes. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Generally, terms for commercial real estate loans range from one to five years with an amortization period of 25 years or less. Generally, interest rates for multi-family loans are fixed for the loan term.

Mortgage loans secured by farmland totaled $256.57 million and were 8.25% of the Bank's loan portfolio at December 31, 2022. Loans for farmland are made to individuals and businesses within the Bank's trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Terms for real estate loans secured by farmland range from one to ten years with an amortization period of 25 years or less. Generally, interest rates are fixed for mortgage loans secured by farmland.

Construction Loans. The Bank offers loans both to individuals that are constructing personal residences and to real estate developers and building contractors for the acquisition of land for development and the construction of homes and commercial properties. The Bank makes these loans to established borrowers in the Bank's trade area. Construction loans generally have a term of one year or less, with interest payable at maturity. Interest rate arrangements are variable for construction projects. Generally, collateral for construction loans is the underlying construction project.

As of December 31, 2022, construction loans for personal residences totaled $92.41 million and were 2.97% of the Bank's loan portfolio. Construction loans for land development and commercial projects totaled $196.24 million and were 6.31% of the Bank's loan portfolio. In total, construction loans totaled $288.65 million and were 9.28% of the Bank's loan portfolio as of December 31, 2022.

Commercial and Financial Loans

The Bank's commercial and financial loan portfolio totaled $269.57 million and comprised 8.67% of the total loan portfolio at December 31, 2022. The Bank's commercial and financial loans include loans to contractors, retailers and other businesses. The Bank provides a wide range of business loans, including lines of credit for working capital and operational purposes and term loans for the acquisition of equipment. Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower. Terms of commercial and financial loans generally range from one to five years. Interest rates for commercial loans can be fixed or variable.

The Bank's commercial and financial loans are primarily made based on the reported cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The collateral support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of personal guarantees, if applicable. The primary repayment risks of commercial loans are that the cash flows of the borrower may be unpredictable, and the collateral securing these loans may fluctuate in value.

In response to the Coronavirus Disease 2019 ("COVID-19"), during the year ended December 31, 2021, the Company provided $58.34 million of Paycheck Protection Program (PPP) loans which are included with commercial and financial loans in the financial statements. As of December 31, 2021, the Company had outstanding PPP loan balances of $5.34 million. Substantially all PPP loans had been forgiven as of December 31, 2022. See further discussion in Item 1A.

Agricultural Loans

Agricultural loans include loans made to finance agricultural production and other loans to farmers and farming operations. These loans totaled $112.71 million and constituted 3.63% of the total loan portfolio at December 31, 2022. Agricultural loans, most of which are secured by crops and machinery, are provided to finance capital improvement and farm operations as well as acquisitions of livestock and machinery. The ability of the borrower to repay may be affected by many factors outside of the borrower's control including adverse weather conditions, loss of livestock due to disease or other factors, declines in market prices for agricultural products and the impact of government regulations. The ultimate repayment of agricultural loans is dependent upon the profitable operation or management of the agricultural entity. Agricultural loans generally have a term of one year and may have a fixed or variable rate.

Consumer Lending

The Bank offers consumer loans including personal loans and automobile loans. These consumer loans typically have shorter terms and lower balances. At December 31, 2022, consumer loans totaled $36.68 million and were 1.18% of the Bank's total loan portfolio.

Loans to State and Political Subdivisions

Loans to State and Political Subdivisions include only tax-exempt loans. These loans totaled $48.21 million and comprised 1.55% of the Bank's total loan portfolio at December 31, 2022.

Deposit Activities

The Bank's primary funding source for its loan portfolio and other investments consist of the acceptance of demand, savings and time deposits.

Average Daily Balances

The following table shows average balances of assets, liabilities and stockholders' equity:

AVERAGE BALANCES
(Average Daily Basis)

	Years Ended December 31,		
	2022	2021	2020
	(Amounts In Thousands)		
ASSETS			
Noninterest-bearing cash and cash equivalents	$ **31,193**	$ 30,957	$ 28,885
Interest-bearing cash and cash equivalents	**352,723**	751,169	362,352
Taxable securities	**517,445**	246,550	178,239
Nontaxable securities	**246,577**	223,770	196,437
Federal funds sold	**247**	172	191
Loans, net	**2,787,415**	2,644,701	2,704,989
Property and equipment, net	**33,892**	35,115	36,385
Other assets	**15,614**	48,329	48,545
	$ **3,985,106**	$ 3,980,763	$ 3,556,023
LIABILITIES AND STOCKHOLDERS' EQUITY			
Noninterest-bearing demand deposits	$ **647,286**	$ 578,931	$ 459,664
Interest-bearing demand deposits	**1,105,811**	1,062,059	876,595
Savings deposits	**1,163,316**	1,093,560	875,091
Time deposits	**566,888**	643,934	695,468
Other borrowings	**3,648**	6	9
FHLB borrowings	**2,043**	101,895	181,093
Noninterest-bearing other liabilities	**23,838**	25,621	24,777
Redeemable common stock held by Employee Stock Ownership Plan	**50,512**	48,671	49,578
Stockholders' equity	**421,764**	426,086	393,748
	$ **3,985,106**	$ 3,980,763	$ 3,556,023

Other Information
The Bank's business is not seasonal. As of December 31, 2022, the Company had no employees and the Bank had 477 full-time and 50 part-time employees.

For additional discussion of the impact of the economy on the financial condition and results of operations of the Company, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Officers of the Registrant

The executive officers of the Company and the Bank, along with their respective ages and positions held, are identified in the table below.

Name	Age	Position
Company		
Dwight O. Seegmiller	70	Mr. Seegmiller, who joined the Company in 1975, has served as its President since 1986. Prior to 1986, Mr. Seegmiller was the Senior Vice President of Lending.
Anthony V. Roetlin	55	Mr. Roetlin has held the position of Treasurer and Principal Financial Officer since December 2022.
Joseph A. Schueller	45	Mr. Schueller held the position of Treasurer and Principal Financial Officer from March 2021 until September 2022.
Bank		
Shelley R. Asher	44	Ms. Asher has held the position of Senior Vice President, Director of Operations since June 2021.
Becky DeWaard	62	Ms. DeWaard has held the position of Senior Vice President, Director of Human Resources since March 2021.
Timothy D. Finer	61	Mr. Finer held the position of Senior Vice President, Director of Mortgage Lending since 2005. Subsequent to year-end, Mr. Finer was appointed to the position of Director of Commercial Banking.
Brian R. Globokar	49	Mr. Globokar has held the position of Senior Vice President, Director of Trust and Wealth Management Services since 2020.
Kenneth W. Hinrichs	49	Mr. Hinrichs has held the position of Senior Vice President, Director of Digital Strategy and Systems since June 2021. Previously, Mr. Hinrichs held the position of Senior Vice President, Director of Operations and Digital Banking since 2019.
Neal T. Marple	53	Mr. Marple has held the position of Senior Vice President, Director of Information Services since 2019.
Kenza B. Nelson	43	Ms. Nelson has held the position of Senior Vice President, General Counsel since May 2020.
Steven R. Ropp	62	Mr. Ropp has held the position of Senior Vice President, Director of Commercial Banking since 2008. Mr. Ropp retired effective December 31, 2022.
Lisa A. Shileny	46	Ms. Shileny has held the position of President of the Bank since November 2022 and the position of Chief Operating Officer since December 2021. Previously, Ms. Shileny held the position of Senior Vice President, Director of Administration since 2019 and Senior Vice President, General Counsel from 2016 to 2019.
Nicole M. Slaubaugh	45	Ms. Slaubaugh has held the position of Senior Vice President, Director of Retail Banking since 2016.

MARKET AREA

<u>Johnson County</u>

The Bank's trade area includes the Johnson County communities of Iowa City, Coralville, Hills and North Liberty, located near Interstate 80 and Interstate 380 in Eastern Iowa. These communities have a combined population of approximately 125,200. Johnson County, Iowa has a population of approximately 155,000. The University of Iowa in Iowa City has approximately 31,300 students and 34,400 full and part-time employees, including 11,400 employees of The University of Iowa Hospitals and Clinics.

<u>Linn County</u>

The Bank's trade area includes the Linn County, Iowa communities of Lisbon, Marion, Mount Vernon and Cedar Rapids, Iowa. Lisbon has a population of approximately 2,200 and Mount Vernon, located two miles from Lisbon, has a population of approximately 4,600. Both communities are within easy commuting distances to Cedar Rapids and Iowa City, Iowa. Cedar Rapids has a metropolitan population of approximately 178,000 including approximately 42,000 from adjoining Marion, Iowa and is located approximately 10 miles west of Lisbon, Iowa and 25 miles north of Iowa City on Interstate 380. The total population of Linn County is approximately 229,000. The largest employer in the Cedar Rapids area is Collins Aerospace, manufacturer of communications instruments, with approximately 10,000 employees.

<u>Washington County</u>

The Bank's trade area includes the Washington County, Iowa communities of Kalona, Washington and Wellman, Iowa. Kalona is located approximately 14 miles north of Washington. Wellman is located approximately 5 miles west of Kalona. Kalona has a population of approximately 2,900, Washington has a population of approximately 7,400 and Wellman has a population of approximately 1,500. The population of Washington County is approximately 22,500. Kalona, Washington and Wellman are primarily agricultural communities, but are located within easy driving distance for employment in Iowa City, Coralville and North Liberty.

COMPETITION

Competition among financial institutions in attracting and retaining deposits and making loans is intense. Traditionally, the Company's most direct competition for deposits has come from commercial banks, savings institutions and credit unions doing business in its areas of operation. Increasingly, the Company has experienced competition for deposits from nonbanking sources, such as securities firms, insurance companies, money market mutual funds and financial services subsidiaries of commercial and manufacturing companies. Competition for loans comes primarily from other commercial banks, savings institutions, consumer finance companies, credit unions, mortgage banking companies, insurance companies and other institutional lenders. The Company competes primarily on the basis of products offered, customer service and price. A number of institutions with which the Company competes enjoy the benefits of fewer regulatory constraints and lower cost structures including favorable income tax treatments. Some have greater assets and capital than the Company does and, thus, are better able to compete on the basis of price than the Company. Technological advances, which may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties, could make it more difficult for the Company to compete in the future.

The Bank is in direct competition for loans and deposits and financial services with a number of other banks and credit unions in Johnson, Linn and Washington County. A comparison of the number of office locations and deposits in the three counties as of June, 2022 (most recent date of available data from the FDIC and national credit union websites) is as follows:

	Johnson County		Linn County		Washington County	
	Offices	Deposits (in millions)	Offices	Deposits (in millions)	Offices	Deposits (in millions)
Hills Bank and Trust Company	9	$ 2,317	7	$ 813	3	$ 317
Branches of largest competing national bank	4	434	5	984	—	—
Largest competing independent bank	6	971	5	1,313	2	364
Largest competing credit union (1)	6	8,164	4	1,241	1	1
All other bank and credit union offices	22	1,132	80	4,136	8	263
Total Market in County	**47**	**$ 13,018**	**101**	**$ 8,487**	**14**	**$ 945**

(1) Deposit balance of the largest competing credit union in Johnson County and Linn County includes the credit union's deposit balance for the entire institution. County specific deposit balances for the credit union are unavailable.

SUPERVISION AND REGULATION

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Iowa Superintendent of Banking (the "Superintendent"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiary Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the stockholders, of financial institutions. The enforcement powers available to federal and state banking regulators are substantial and include, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions.

The following is a summary of the material elements of the regulatory framework applicable to the Company and its subsidiary Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and its subsidiary Bank.

Regulation of the Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). According to Federal Reserve Board policy, bank/financial holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank/financial holding company may not be able to provide support. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is also required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and its subsidiary as the Federal Reserve may require.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares), (ii) acquiring all or substantially all of the assets of another bank or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. On approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company either directly or through non-bank subsidiaries would be permitted to engage in a variety of banking-related businesses, including the operation of a thrift, sales and consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

Federal law also prohibits any person from acquiring "control" of a bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or a bank holding company depending on the circumstances surrounding the acquisition.

Regulatory Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with bank regulatory agencies' capital guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses. The guidelines include requirements to maintain certain core capital amounts included as Tier 1 capital at minimum levels relative to total assets (the "Tier 1 Leverage Capital Ratio") and at minimum levels relative to "risk-weighted assets" which is calculated by assigning value to assets, and off balance sheet commitments, based on their risk characteristics (the "Total Risk-Based Capital Ratio"), and to maintain total capital at minimum levels relative to risk-weighted assets (the "Total Risk-Based Capital Ratio").

On January 1, 2015, the final rules of the Federal Reserve Board went into effect implementing in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision. The final rule also adopted changes to the agencies' regulatory capital requirements that meet the requirements of section 171 and section 939A of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule includes a new Common Equity Tier 1 Capital Ratio, an increased Tier 1 Leverage Capital Ratio and an increased Tier 1 Risk-Based Capital Ratio. Bank holding companies are required to include in Common Equity Tier 1 capital the effects of other comprehensive income adjustments, such as gains and losses on securities held to maturity, that are currently excluded from the definition of Tier 1 capital, but were allowed to make a one-time election not to include those effects. The Company and the Bank meet the well-capitalized requirements under the regulatory framework for prompt corrective action and have made the one-time election to exclude the effects of other comprehensive income adjustments on Tier 1 capital. Under the BASEL III rules, the minimum capital ratios are 4% for Tier 1 Leverage Capital Ratio, 4.5% for the Common Equity Tier 1 Capital Ratio, 6% for the Tier 1 Risk-Based Capital Ratio and 8% for the Total Risk-Based Capital Ratio.

The Bank elected to use the Community Bank Leverage Ratio (CBLR) framework as provided for in the Economic Growth, Regulatory Relief and Consumer Protection Act. Under the CBLR framework, the Bank is required to maintain a CBLR of greater than 9%. The Coronavirus Aid, Relief and Economic Security ("CARES") Act reduced the minimum ratio to 8% beginning in the 2nd quarter of 2020 through December 31, 2020, increasing to 8.5% for 2021 and returning to 9% beginning January 1, 2022. As of December 31, 2022, the Company had regulatory capital in excess of the Federal Reserve's minimum requirement, with a CBLR of 13.27%.

Dividends.   The ability of the Company to pay dividends to its shareholders is dependent upon the earnings and capital adequacy of its subsidiary Bank, which directly impact the ability of the Bank to pay dividends to the Company. The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends, which restrictions are discussed more thoroughly below. The Iowa Business Corporation Act ("IBCA") allows the Company to make distributions, including cash dividends, to its shareholders unless, after giving effect to such distributions, either (i) the Company would not be able to pay its debts as they become due in the ordinary course of business or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential shareholder rights, if any, that are superior to the rights of those receiving the distribution. Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Regulation of the Bank

General. The Bank is an Iowa-chartered bank, the deposit accounts of which are insured by the FDIC. As an Iowa-chartered, FDIC insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the Superintendent of Banking of the State of Iowa (the "Superintendent"), as the chartering authority for Iowa banks, and the FDIC, as the Bank's primary federal regulator.

Deposit Insurance. The deposits of the Bank are insured up to regulatory limits set by the FDIC, and, accordingly in 2022, were subject to deposit insurance assessments based on the Federal Deposit Insurance Reform Act of 2005, as adopted and effective on April 21, 2006. The FDIC maintains the Deposit Insurance Fund ("DIF") by assessing depository institutions an insurance premium (assessment). The amount assessed to each institution is based on the average total assets of the Company less average tangible equity as well as the degree of risk the institution poses to the DIF. The FDIC assesses higher rates to those institutions that pose greater risks to the insurance fund.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation (FICO), a mixed-ownership government corporation established in the 1980's to recapitalize the Federal Savings and Loan Insurance Corporation. The current annualized assessment rate is 3.00 basis points.

Capital Requirements. The Bank is an insured state bank, incorporated under the laws of the state of Iowa. As such, the Bank is subject to regulation, supervision and periodic examination by the Superintendent. Among the requirements and restrictions imposed upon state banks by the Superintendent are the requirements to maintain reserves against deposits, restrictions on the nature and amount of loans, and restrictions relating to investments, opening of bank offices and other activities of state banks. Changes in the capital structure of state banks are also approved by the Superintendent. State banks must have a Tier 1 risk-based leverage ratio of 6.50% plus a fully-funded loan loss reserve. In certain instances, the Superintendent may mandate higher capital, but the Superintendent has not imposed such a requirement on the Bank. In determining the Tier 1 risk-based leverage ratio, the Superintendent uses total equity capital without unrealized securities gains and the allowance for credit losses less any intangible assets. At December 31, 2022, the Community Bank Leverage Ratio of the Bank was 13.33% and exceeded the ratio required by the Superintendent.

Capital adequacy for banks took on an added dimension with the establishment of a formal system of prompt corrective action under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) which provides the federal banking regulators of the Bank with broad power to take prompt corrective action to resolve the problems of undercapitalized banking institutions. The extent of the regulators' powers depends on whether the institution in question is "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Under prompt corrective action, banks that are inadequately capitalized face a variety of mandatory and discretionary supervisory actions. For example, "undercapitalized banks" must restrict asset growth, obtain prior approval for business expansion, and have an approved plan to restore capital. "Critically undercapitalized banks" must be placed in receivership or conservatorship within 90 days unless some other action would result in lower long-term costs to the deposit insurance fund.

The actual amounts of risk-based capital and risk-based capital ratios as of December 31, 2022 and the minimum regulatory requirements for the Company and the Bank are presented below (amounts in thousands):

	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Ratio
As of December 31, 2022:			
Company:			
Community Bank Leverage Ratio	$ 517,831	13.27 %	9.00 %
Bank:			
Community Bank Leverage Ratio	520,149	13.33	9.00

Supervisory Assessments. All Iowa banks are required to pay supervisory assessments to the Superintendent to fund the Superintendent's examination and supervision operations. The method of computation of the supervisory assessment is based on the assets of the bank, the expected hours needed to conduct examinations of that size bank and an additional amount if more work is required.

Community Investment and Consumer Protection Laws. The Community Reinvestment Act requires insured institutions to offer credit products and take other actions that respond to the credit needs of the community. Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Home Mortgage Disclosure Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") posed a significant impact on financial regulations. The Dodd-Frank Act created an independent regulatory body, the Bureau of Consumer Financial Protection ("Bureau"), with authority and responsibility to set rules and regulations for most consumer protection laws applicable to all banks – large and small - which adds another regulator to scrutinize and police financial activities. The Bureau has responsibility for mortgage reform and enforcement, as well as broad new powers over consumer financial activities which could impact what consumer financial services would be available and how they are provided. The following consumer protection laws are the designated laws that fall under the Bureau's rulemaking authority: the Alternative Mortgage Transactions Parity Act of 1928, the Consumer Leasing Act of 1976, the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act subject to certain exclusions, the Fair Debt Collection Practices Act, the Home Owners Protection Act, certain privacy provisions of the Gramm-Leach-Bliley Act, the Home Mortgage Disclosure Act (HMDA), the Home Ownership and Equity Protection Act of 1994, the Real Estate Settlement Procedures Act (RESPA), the S.A.F.E. Mortgage Licensing Act of 2008 (SAFE Act), and the Truth in Lending Act.

Dividends. The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by the Bank. The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits. The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2022. Notwithstanding the availability of funds for dividends, however, the Superintendent may prohibit the payment of any dividends by the Bank if the Superintendent determines such payment would constitute an unsafe or unsound practice. To maintain acceptable capital ratios in the Bank, certain of its retained earnings are not available for the payment of dividends. To maintain a ratio of total risk-based capital to assets of 9.0%, $169.08 million of the Bank's Tier 1 capital of $520.15 million as of December 31, 2022, is available for the payment of dividends to the Company. Also, the capital conservation buffer discussed previously could limit the amount of payment of dividends if the Company fails to maintain required capital levels.

Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiary, to principal stockholders of the Company, and to related interests of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal stockholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Historically, Iowa's intrastate branching statutes have been rather restrictive when compared with those of other states. Effective July 1, 2004, all limitations on bank office locations were repealed, which effectively allowed statewide branching. Since that date, banks have been allowed to establish an unlimited number of offices in any location in Iowa subject only to regulatory approval.

Under the Riegle-Neal Act, both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions including limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. Iowa permits interstate bank mergers, subject to certain restrictions, including a prohibition against interstate mergers involving an Iowa bank that has been in existence and continuous operation for fewer than five years.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the Bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the Bank is a member. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

Financial Privacy. In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act. A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Depositor Preference Statute. In the "liquidation or other resolution" of an institution by any receiver, U.S. federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over general unsecured claims against that institution, including federal funds and letters of credit.

Government Monetary Policy. The earnings of the Company are affected primarily by general economic conditions and to a lesser extent by the fiscal and monetary policies of the federal government and its agencies, particularly the Federal Reserve. Its policies influence, to some degree, the volume of bank loans and deposits, and interest rates charged and paid thereon, and thus have an effect on the earnings of the Company's subsidiary Bank.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. The Dodd-Frank Act represents the most sweeping financial services industry reform since the 1930s. Generally, the Dodd-Frank Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the Dodd-Frank Act. The Dodd-Frank Act was expected to be fully phased in over several years. Among other things, the Dodd-Frank Act may result in added costs of doing business and regulatory compliance burdens and affect competition among financial services entities. Uncertainty exists as to the ultimate impact of many provisions of the Dodd-Frank Act, which could have a material adverse impact on the financial services industry as a whole and on the Company's business, results of operations and financial condition. Additional information, including a summary of certain provisions of the Dodd-Frank Act, is available on the Federal Deposit Insurance Corporation website at www.fdic.gov/regulations/reform/dfa_selections.html.

Item 1A.   Risk Factors

The performance of our Company is subject to various risks. We consider the risks described below to be the most significant risks we face, but such risks are not the only risk factors that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition or results of operations. For a discussion of the impact of risks on our financial condition and results of operations in recent years and on forward looking statements contained in this report, reference is made to Item 7 below.

Economic and Market Risks

We may be adversely affected by economic conditions in the local economies in which we conduct our operations, and in the United States in general, including global economic, geopolitical instability, inflationary risks and ongoing impact of the COVID-19 pandemic.

Our primary market includes the Iowa counties of Johnson, Linn and Washington. Our market has been one of the strongest economic areas in Iowa over the past ten years. The unemployment rate for our prime market area is favorable and the rate historically has been lower than the unemployment rates for both the United States and the State of Iowa. However, unfavorable or uncertain economic and market conditions may adversely affect our business and profitability. Our business faces various material risks, including credit risk, liquidity risk and the risk that the demand for our products and services will decrease. Consumer confidence, real estate values, interest rates and investment returns could make the types of loans we originate less profitable and could increase our credit risk and litigation expense. And, while the presence of the University of Iowa and its affiliated institutions has a significant favorable impact upon the regional economy, it is unclear what impact the State budget and funding models will have on the University of Iowa and the University of Iowa Hospitals and Clinics.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on the Company's results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets. For example, global demand for products continues to exceed supply during the economic recovery from the COVID-19 pandemic, creating significant inflationary pressures which, in turn, may adversely impact regional and global economic conditions, as well as the Company's financial condition and results of operations.

As a participating lender in the Paycheck Protection Program (PPP), the Company and the Bank are subject to additional risks of litigation from the Bank's customers or other parties regarding the Bank's processing of loans for the PPP and risks that the Small Business Administration (SBA) may not fund some or all PPP loan guarantees.

Since the opening of the PPP, several other larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP and claims related to agent fees. The Company and the Bank may be exposed to the risk of similar litigation from both customers and non-customers that approached the Bank regarding PPP loans. If any such litigation is filed against the Company or the Bank and is not resolved in a manner favorable to the Company or the Bank, it may result in significant financial liability or adversely affect the Company's reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP related litigation could have a material adverse impact on our business, financial condition and results of operations.

Changing interest rates may adversely affect our profits.

Our income and cash flows depend to a great extent on the difference between the interest rates earned by us on interest-earning assets such as loans and investment securities and the interest rates paid by us on interest-bearing liabilities such as deposits and borrowings. Our net interest margin will be affected by general economic conditions, fiscal and monetary policies of the federal government, and our ability to respond to changes in such rates. Our assets and liabilities are affected differently by a change in interest rates. An increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. We measure interest rate risk under various rate scenarios and using specific criteria and assumptions. A summary of this process is presented under the heading "Quantitative and Qualitative Disclosures about Market Risk" included under Item 7A of Part II of this Form 10-K. The Federal Open Market Committee (FOMC), with particular attention being given to ongoing supply chain disruptions, rising energy and commodity prices and the global economic impact of the Russia-Ukraine conflict, has signaled that additional increases may be appropriate if inflation pressures remain elevated or intensify. Further increases to prevailing interest rates could influence the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings. Moreover, additional and aggressive increases to the target range for the federal funds rate, combined with ongoing geopolitical instability, raise the risk of economic recession. Any such downturn, especially in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations. Also, our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual interest rate changes on our financial condition and results of operations.

Changes in U.S. trade policies, such as the implementation of tariffs, and other factors beyond the Company's control may adversely impact our business, financial condition and results of operations.

The U.S. government has implemented tariffs on certain products from countries or entities such as Mexico, Canada, China and the European Union. These countries have issued or continue to threaten retaliatory tariffs against products from the United States, including agricultural products. The United States and these countries may impose additional tariffs and retaliatory tariffs in the future. Tariffs, retaliatory tariffs or other trade restrictions on products and materials that our customers import or export, including agricultural products such as soybeans, could cause the prices of our customers' products to increase which could reduce demand for such products, or reduce our customer margins, and adversely impact their revenues, financial results and ability to service debt. This could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate, our business, results of operations and financial condition could be materially and adversely impacted in the future.

We may be adversely impacted by legislation and potential additional legislation and rulemaking.

The 2008-2009 recession produced a number of new laws that impact financial institutions including the Dodd-Frank Act. The Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") and granted it the broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation. Any changes to state and federal banking laws and regulations may adversely impact our ability to expand services and to increase the value of our business. We are subject to extensive state and federal regulation, supervision, and legislation that govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. In addition, our earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve. These policies, which include regulating the national supply of bank reserves and bank credit, may have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve influences the size and distribution of bank reserves through its open market operations and changes in cash reserve requirements against member bank deposits. We cannot predict what effect such act and any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, but such changes could be materially adverse to our financial performance.

Reduction in the value, or impairment of our investment securities, may impact our earnings and stockholders' equity.

We maintained a balance of $776.10 million, or 19.50% of our assets, in investment securities at December 31, 2022. Changes in market interest rates may affect the value of these investment securities, with increasing interest rates generally resulting in a reduction of value. Although the reduction in value from temporary increases in market rates does not affect our income until the security is sold, it does result in an unrealized loss recorded in other comprehensive income that may reduce our stockholders' equity. Available-for-sale (AFS) debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For AFS debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. In assessing whether the impairment of investment securities is due to credit losses, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Growth levels in local and national real estate markets may impact our operations and/or financial condition.

Change in growth in the national housing market as evidenced by reports of levels of new and existing home sales, inventories of houses on the market, property values, building permits, and the time houses remain on the market may indicate increased levels of credit risk. In past history of real estate growth, some lenders made many adjustable-rate mortgage loans, and lowered their credit standards with respect to mortgage loans and home equity loans. A subsequent slowdown in the national housing market created uncertainty and liquidity issues relating to the value of such mortgage loans, which caused disruption in credit markets. Management will continue to monitor that the Bank has maintained appropriate lending standards in times of real estate growth and decline. No assurance can be given that these conditions will not directly or indirectly affect our operations.

The stock market can be volatile, and fluctuations in our operating results and other factors could cause our stock price to decline.

The stock market has experienced, and may continue to experience, fluctuations that significantly impact the market prices of securities issued by many companies. Market fluctuations could adversely affect our stock price. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock. Moreover, our operating results may fluctuate and vary from period to period due to the risk factors set forth herein. As a result, period-to-period comparisons should not be relied upon as an indication of future performance. Our stock price could fluctuate significantly in response to the impact these risk factors have on our operating results or financial position.

Regulatory and Legal Risks

We are subject to a variety of litigation or other proceedings, which could adversely affect our business.

We are involved from time to time in a variety of litigation or other proceedings arising out of business or operations. We establish reserves for claims when appropriate under accounting principles generally accepted in the United States of America, but costs often may be incurred in connection with a matter before any reserve has been created. In addition, the actual costs associated with resolving a claim may be substantially higher than amounts that we have reserved. Substantial legal claims could have a detrimental impact on our business, results of operations, and financial condition and may cause reputational harm.

If we do not continue to meet or exceed regulatory capital requirements and maintain our "well-capitalized" status, there could be an adverse effect on the manner in which we do business and on the confidence of our customers in us.

Under regulatory capital adequacy guidelines, we must meet guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items. Failure to meet minimum capital requirements could have a material effect on our financial condition and could subject us to a variety of enforcement actions, as well as certain restrictions on our business. Failure to maintain the status of "well-capitalized" under the regulatory framework could adversely affect the confidence that our customers have in us, which may lead to a decline in the demand for or a reduction in the prices that we are able to charge for our products and services. Failure to meet the guidelines could also limit our access to liquidity sources.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. In recent years, governments across the world have entered into international agreements to attempt to reduce global temperatures, in part by limiting greenhouse gas emissions. The U.S. Congress, state legislatures and federal and state regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. Consumers and businesses may also change their behavior on their own as a result of these concerns. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Given the lack of empirical data on the credit and other financial risks posed by climate change, it is difficult to predict how climate change may impact our financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks. For example, weather disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing our loans, which could diminish the value of our loan portfolio. Such events may also cause reductions in regional and local economic activity that may have an adverse effect on our customers, which could limit our ability to raise and invest capital in these areas and communities.

There may be issues with environmental law compliance if we take possession of real property that secures a loan.

A significant portion of our loan portfolio is secured by real property. We may foreclose on and take title to certain real property. There is a risk that hazardous substances could be found on the property and we may be liable for remediation costs, personal injury and/or property damage. We may incur substantial expenses to comply with environmental laws which may materially reduce the property's value or limit our ability to dispose of the property. The remediation costs and any other financial liabilities associated with the property could have a material adverse effect on our financial condition and results of operations.

Credit and Lending Risks

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value.

Real estate loans, which constitute a large portion of our loan portfolio, include home equity, commercial, construction and residential loans, and such loans are concentrated in the Bank's trade area. As of December 31, 2022, 84.97% of our loans had real estate as a primary component of collateral. The market value of real estate may fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Adverse developments affecting real estate values in our market could increase the credit risk associated with our loan portfolio. Also, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower could adversely impact the future cash flow and market values of the affected properties.

If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Our real estate loans also include construction loans, including land acquisition and development. Construction, land acquisition and development lending involves additional risks because funds are advanced based upon estimates of costs and the estimated value of the completed project. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, commercial construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project.

Commercial loans make up a significant portion of our loan portfolio.

Our commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Repayment of our commercial loans is often dependent on the cash flows of the borrower, which may be unpredictable. Most often, this collateral is accounts receivable, inventory, machinery and equipment. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The other types of collateral securing these loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our agricultural loans may involve a greater degree of risk than other loans, and the ability of the borrower to repay may be affected by many factors outside of the borrower's control.

Payments on agricultural real estate loans are dependent on the profitable operation or management of the farm property securing the loan. The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields (such as hail, drought and floods), loss of livestock due to disease or other factors, changes in market prices for agricultural products (both domestically and internationally) and the impact of government regulation (including changes in price supports, subsidies and environmental regulation). In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower's ability to repay the loan may be impaired. The primary crops in our market areas are corn and soybeans.

Accordingly, adverse circumstances affecting these crops could have an adverse effect on our agricultural real estate loan portfolio.

We also originate agricultural operating loans. As with agricultural real estate loans, the repayment of operating loans is dependent on the successful operation or management of the farm property. Likewise, agricultural operating loans involve a greater degree of risk than lending on residential properties, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment or assets such as livestock or crops. The primary livestock in our market areas are hogs and turkeys. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.

We may be required to repurchase mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties.

We sell residential mortgage loans to various parties that purchase mortgage loans for investment. The agreements under which we sell mortgage loans contain various representations and warranties regarding the origination and characteristics of the mortgage loans, including ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and compliance with applicable origination laws. We may be required to repurchase mortgage loans, indemnify the investor, or reimburse the investor for credit losses incurred on loans in the event of a breach of contractual representations or warranties. The agreements under which we sell mortgage loans require us to deliver various documents to the investor, and we may be obligated to repurchase any mortgage loan as to which the required documents are not delivered or are defective.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors and accountants if made available. If this information is inaccurate, we may be subject to regulatory action, reputational harm or other adverse effects with respect to the operation of our business, our financial condition and our results of operation.

Capital and Liquidity Risks

If we are unable to continuously attract deposits and other short-term funding, our financial condition and our business prospects could be adversely affected.

In managing our liquidity, our primary source of short-term funding is customer deposits. Our ability to continue to attract these deposits, and other short-term funding sources, is subject to variability based upon a number of factors, including the relative interest rates we are prepared to pay for these liabilities and the perception of safety of those deposits or short-term obligations relative to alternative short-term investments. The availability and cost of credit in short-term markets depends upon market perceptions of our liquidity and creditworthiness. Our efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated changes in event-driven reductions in liquidity. In such events, our cost of funds may increase, thereby reducing our net interest revenue, or we may need to dispose of a portion of our investment portfolio, which, depending on market conditions, could result in our realizing a loss or experiencing other adverse consequences.

Conditions in the financial markets may limit our access to funding to meet our liquidity needs.

Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial adverse effect on our liquidity. Our access to funding sources in the amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could adversely affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or adverse news and expectations about the prospects for the financial services industry as a whole.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources include brokered money markets and certificates of deposit, federal funds purchased, lines of credit and Federal Home Loan Bank advances. Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our results of operations and financial condition would be adversely affected.

Our profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money or other assets.

We are exposed to the risk that third parties that owe us money or other assets will not fulfill their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to use those securities or obligations for liquidity purposes.

Our financial condition has not been materially impacted by the deterioration in the credit quality of third parties except as related to borrower credit quality. Management believes that the allowance for credit losses is adequate to absorb probable losses on any existing loans that may become uncollectible but cannot predict loan losses with certainty and cannot assure that our allowance for credit losses will prove sufficient to cover actual losses in the future.

Our growth may require us to raise additional capital in the future, but that capital may not be available.

We may at some point need to raise additional capital to maintain our "well-capitalized" status. Any capital we obtain may result in the dilution of the interests of existing holders of our stock. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us.

Competitive and Strategic Risks

We experience intense competition for loans and deposits.

Competition in banking and financial services business in our market is highly competitive and is currently undergoing significant change. Our competitors include local commercial banks, local credit unions, online banks, mortgage companies, finance companies and other non-bank financial services providers. Increasingly, competitors are able to provide integrated financial services over a broad geographic area. Increased competition may result in a decrease in the amounts of loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are less favorable to us. Competition may also accelerate investments in technology or infrastructure. Any of these results could have a material adverse effect on our ability to grow and remain profitable.

New products and services are essential to remain competitive but may subject us to additional risks.

We consistently attempt to offer new products and services to our customers to remain competitive. There can be risks and uncertainties associated with these new products and services especially if they are newer to market products and services. We may spend significant time and resources in development of new products and services to market to customers. Through our development and implementation process we may incur risks associated with delivery timetables, pricing and profitability, compliance with regulations, effect on internal controls and shifting customer preferences. Failure to successfully manage these risks could have a material effect on our financial condition, result of operations, and business.

Our customers may decide to use non-bank competitors for financial transactions, which could result in loss of business.

Advancement in technology and other changes are increasing the ability for customers to complete financial transactions that have traditionally involved banks through non-bank competitors. Elimination of banks as intermediaries of financial transactions could result in the loss of customer deposits as well as fee income to us.

We are subject to risks associated with negative publicity.

Reputational risk arises from the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, costly litigation, or revenue reductions. In addition, our success in maintaining our reputation depends on the ability to adapt to a rapidly changing environment including increasing reliance on social media.

Accounting and Tax Risks

Our allowances for credit losses for loans and debt securities may prove inadequate or we may be negatively affected by credit risk exposures. Also, future additions to our allowance for credit losses will reduce our future earnings.

Our business depends on the creditworthiness of our customers. As with most financial institutions, we maintain allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of our continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political and regulatory conditions, including, but not limited to, the ongoing economic impact of the COVID-19 pandemic and the related uncertainties created thereby, industry concentrations, reasonable and supportable forecasts for future conditions and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires us to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans and OREO reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. The allowances may not be adequate to cover actual losses, and future allowance for credit losses could materially and adversely affect our financial condition, results of operations and cash flows.

Our accounting policies and methods are fundamental to how we report our financial condition and results of operations, and we use estimates in determining the fair value of certain of our assets, the expected credit losses related to loans and debt securities, and the amount of other loss contingencies as of the balance sheet date, which estimates are subject to very large uncertainty.

A portion of our assets are carried on the balance sheet at fair value, including debt securities available for sale. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize observable market data inputs to estimate their fair value as of the balance sheet date. In certain cases, observable market prices and data may not be readily available or their availability may be diminished due to market conditions. We use financial models to value certain of these assets. These models are complex and use asset-specific collateral data and market inputs for interest rates. Although we have processes and procedures in place governing valuation models and their testing and calibration, such assumptions are complex as we must make judgments about the effect of matters that are inherently uncertain. Different assumptions could have resulted in significant changes in valuation, which in turn would have affected earnings or resulted in significant changes in the dollar amount of assets reported on the balance sheet or both.

We may be adversely affected by changes in U.S. tax laws and regulations.

Changes in tax laws at national or state levels could have an effect on the Company's short-term and long-term earnings. Changes in tax laws could affect the Company's earnings as well as its customers' financial positions, or both. Changes in tax laws could also require the revaluation of the Company's net deferred tax position, which could have a material adverse effect on our results of operations and financial condition.

Operational Risks

Our growth strategy relies heavily on our management team, and the unexpected loss of key managers and/or officers may adversely affect our operations.

Our success is dependent on experienced senior management with a strong local community network. Our ability to retain the current management team is key to the successful implementation of our growth strategy. It is equally important that we are able to continue to attract and retain quality and community-focused managers and officers. The unexpected loss of one of our key managers and/or officers or the inability to attract qualified personnel could have an adverse effect on our operations, financial condition and reputation. The Company's Treasurer and Principal Financial Officer resigned in September 2022. The Company retained an outside consultant to assist the President and CEO of the Bank in managing the responsibilities of the Principal Financial Officer position in the period before the Company's current Treasurer and Principal Financial Officer, Anthony Roetlin, was appointed in December 2022.

Labor shortages and a failure to attract and retain qualified employees could negatively impact our business, results of operations and financial condition.

A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, decreased labor force size and participation rates, and other government actions. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and increasingly competitive local labor market. A sustained labor shortage or increased turnover rates within our employee base and also within our third-party vendors could lead to increased costs, such as increased compensation expense to attract and retain employees. In addition, if we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation, caused by COVID-19 or as a result of general macroeconomic factors, could have a material adverse impact on our business, results of operations and financial condition.

The potential for business interruption exists throughout our organization.

Integral to our performance is the continued efficacy of our technical systems, operational infrastructure, relationships with third parties and the array of personnel involved with bank operations. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes, but is not limited to, operational or technical failures, ineffectiveness or exposure due to interruption in third-party support, as well as the loss of key individuals or failure on the part of key individuals to perform properly. These risks are heightened during data system changes or conversions. Although management has established policies and procedures to address such failures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our risk management framework may not be effective in mitigating risk and loss.

We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks that we face. These include credit, liquidity, market, operational, reputational, compliance, strategic, information technology and security, and trust risks. While we assess this program on an ongoing basis, there can be no assurance that its approach and framework for risk management and related controls will effectively mitigate risk and limit losses in our business. If conditions or circumstances arise that expose flaws or gaps in the risk management program or if its controls break down, the performance and value of our business could be adversely affected.

Our internal controls may be ineffective.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and may provide only reasonable, not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, financial condition and results of operation.

The replacement of LIBOR could adversely affect the Company's revenue or expenses and the value of those assets or obligations.

LIBOR and certain other "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. LIBOR is set based on interest information reported by certain banks, which may stop reporting such information in 2023. It is uncertain at this time the extent to which those entering into financial contracts will transition to any particular benchmark.

While there is no consensus on what rate or rates may become accepted alternatives to LIBOR, a group of large banks, the Alternative Reference Rate Committee or ARRC, selected by the Federal Reserve Bank of New York, started in May 2018 to publish the Secured Overnight Finance Rate or SOFR as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, given the depth and robustness of the U.S. Treasury repurchase market. At this time, it is impossible to predict whether SOFR will become an accepted alternative to LIBOR.

The manner and impact of this transition, as well as the effect of these developments on the Bank's funding costs, loan and investment and trading securities portfolios, asset-liability management, and business, is uncertain.

We are subject to risks associated with technological changes and the resources needed to implement the changes.

Our industry is susceptible to significant technological changes as there continue to be a high level of new technology driven products and services introduced. Technological advancement aids us in providing customer service and increases efficiency. Our national competitors may have more resources to invest in technological changes. As a result they may be able to offer products and services that are more technologically advanced and that may put us at a competitive disadvantage. Our future may depend on our ability to analyze technological changes to determine the best course of action for our business, customers and shareholders.

We rely heavily on our network security and any system failure or data breach could subject us to increased costs as well as reputational risk.

Our operations are dependent on our ability to process financial transactions in a secure manner. Failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, could disrupt our business or the businesses of our customers, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. We must ensure that information is properly protected from a variety of threats such as cyber attacks, error, fraud, sabotage, terrorism, industrial espionage, privacy violation, service interruption, and natural disaster. These threats arise from numerous sources including human error, fraud on the part of employees or third parties, technological failure, telecommunication outages, and severe weather conditions. Information security risks for financial institutions like us have increased recently in part because of new technologies, the increased use of the internet and telecommunications technologies (including mobile devices and cloud computing) to conduct financial and other business transactions, political activism, and the increased sophistication and activities of organized crime. Although we employ detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by persistent sophisticated attacks and malware designed to avoid detection.

While we have not been materially impacted by cyber incidents, we have been subject to other intentional cyber incidents from third parties over the last several years, including denial of service attacks which attempt to interrupt service to customers and malicious software attacks on computer systems which attempt to allow unauthorized entrance. We also face risks related to cyber attacks and other security breaches in connection with card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we conduct security assessments on our higher risk third party service providers, we cannot be sure that their information security protocols are sufficient to withstand a cyber attack or other security breach. There can be no assurance that cyber incidents will not occur and they could occur more frequently and on a more significant scale.

We devote significant resources to implement, maintain, monitor and regularly upgrade our systems and networks with measures such as intrusion detection and prevention and firewalls to safeguard critical business applications. The additional cost to the Company of our cyber security monitoring and protection systems and controls includes the cost of hardware and software, third party technology providers, consulting, and legal fees, in addition to the incremental cost of our personnel who focus a substantial portion of their responsibilities on cyber security. In addition, because cyber attacks can change frequently we may be unable to implement effective preventive or proactive measures in time. With the assistance of third-party service providers, we intend to continue to implement security technology and establish procedures to maintain network security, but there is no assurance that these measures will be successful. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Any activity that jeopardizes our network and the security of the information stored thereon may result in significant cost and have a significant adverse effect on our reputation. We maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks. Such insurance coverage may be insufficient to cover all losses.

Any successful cyber attack or other security breach involving the misappropriation or other unauthorized disclosure of confidential customer information or that compromises our ability to function could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business. Any successful cyber attack may also subject the Company to regulatory investigations, litigation or enforcement, or require the payment of regulatory fines or penalties or undertaking costly remediation efforts with respect to third parties affected by a cyber security incident, all or any of which could adversely affect the Company's business, financial condition or results of operations and damage its reputation.

Loss of key third-party vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses.

We rely on third-party vendors to provide key components of our business operations such as data processing, recording and monitoring transactions, online and mobile banking interfaces and services, internet connections and network access. While we have performed due diligence procedures in selecting vendors, we do not control their actions. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect non-public personal information of our customers or employees, we may suffer operational impairments, reputational damage and financial losses. Replacing these third-party vendors could create significant delay and expense. Accordingly, use of such third parties creates an inherent risk to our business operations.

Risks Related to the Company's Common Stock

Our stock is thinly traded.

The average daily trading volume of our common stock is relatively small compared to many public companies. The desired market characteristics of depth, liquidity, and orderliness require the substantial presence of willing buyers and sellers in the marketplace at any given time. In our case, this presence depends on the individual decisions of a relatively small number of investors and general economic and market conditions over which we have no control. Due to the relatively small trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the stock price to fall more than would be justified by the inherent worth of the Company. Conversely, attempts to purchase a significant amount of our stock could cause the market price to rise above the reasonable inherent worth of the Company.

There can be no assurances concerning continuing dividend payments.

Our common stockholders are only entitled to receive the dividends declared by our Board of Directors. Although we have historically paid annual dividends on our common stock, there can be no assurances that we will be able to continue to pay regular annual dividends or that any dividends we do declare will be in any particular amount. The primary source of money to pay our dividends comes from dividends paid to the Company by the Bank. The Bank's ability to pay dividends to the Company is subject to, among other things, its earnings, financial condition and applicable regulations, which in some instances limit the amount that may be paid as dividends.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

The Company's office and the main office of the Bank are located at 131 E. Main Street, Hills, Iowa. This is a brick building containing approximately 45,000 square feet. A portion of the building was built in 1977, a two-story addition was completed in 1984, and a two-story brick addition was completed in February 2001. The majority of the Bank's operations and administrative functions are located in Hills, Iowa. The Bank operates its business from its main office and its 18 full service branches in the Iowa counties of Johnson, Linn and Washington. The Bank owns its main office complex and 14 of its branch offices. Four of the Bank's branches are leased.

All of the properties owned by the Bank are free and clear of any mortgages or other encumbrances of any type. See Note 16 to the Consolidated Financial Statements for minimum future rental commitments for leased properties.

Item 3. Legal Proceedings

None.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of January 31, 2023, the Company had 2,718 stockholders. There is no established trading market for the Company's common stock, and the Company's stock is not actively traded. Our common stock is not listed on the NASDAQ stock market or any other stock exchange. While there is no established public trading market for our common stock, our shares are currently quoted in the inter-dealer quotation, or "over-the-counter," marketplace under the trading symbol "HBIA." The principal over-the-counter market is operated by OTC Markets Group, Inc., which provides quotes for the Company on its OTC Pink tier.

The high and low bid information for the Company's stock for each quarter of the two most recent fiscal years, as reported by OTC Market Groups, Inc., is provided below. The prices indicated reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2022		2021	
	High	**Low**	**High**	**Low**
1st quarter	$ 70.00	$ 66.50	$ 64.00	$ 60.82
2nd quarter	72.00	69.05	70.00	62.65
3rd quarter	71.50	70.05	69.90	64.55
4th quarter	71.43	70.65	69.20	66.50

In addition, based on the Company's stock transfer records and information informally provided to the Company, stock trading transactions have been as follows:

Year	Number of Shares Traded	Number of Transactions	High Selling Price	Low Selling Price	
2022	**180,065**	**215**	**$ 72.00**	**$ 68.00**	**(1)**
2021	138,552	197	$ 68.00	$ 62.50	(2)
2020	173,598	188	$ 66.00	$ 60.00	(3)

(1) 2022 transactions included repurchases by the Company of 111,721 shares of stock under the 2005 Stock Repurchase Program. 2022 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $68.00 to $72.00 per share.

(2) 2021 transactions included repurchases by the Company of 55,119 shares of stock under the 2005 Stock Repurchase Program. 2021 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $62.50 to $68.00 per share.

(3) 2020 transactions included repurchases by the Company of 133,622 shares of stock under the 2005 Stock Repurchase Program. 2020 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $60.00 to $66.00 per share.

All transactions under the 2005 Stock Repurchase Program were at a price equal to the most recent quarterly independent appraisal of the shares of the Company's common stock. The most recent independent current quarterly appraisal value of the stock is $72.00 a share. The closing bid for the Company's stock on February 14, 2023 was $71.60 a share as reported by the OTC Markets Group, Inc.

The Company currently pays an annual dividend on its common stock to stockholders, and it expects to continue to maintain its annual dividend for the foreseeable future periods.

The following performance graph provides information regarding cumulative, five-year shareholder returns on an indexed basis of the Company's Common Stock compared to the NASDAQ Market Index prepared by MORNINGSTAR of Chicago, IL and a custom peer group of Midwest community banks. The latter index reflects the performance of bank holding companies operating principally in the Midwest in the following states: Iowa, Illinois, Kansas, Minnesota, Missouri, Nebraska, North Dakota, South Dakota and Wisconsin. The indexes assume the investment of $100 on December 31, 2017 in Company Common Stock, the NASDAQ Index and the Midwest Community Banks Index, with all dividends reinvested.



	2017	2018	2019	2020	2021	2022
HILLS BANCORPORATION	$ 100.00	$ 114.53	$ 123.68	$ 120.55	$ 130.20	$ 143.09
MIDWEST COMMUNITY BANKS	$ 100.00	$ 87.30	$ 108.92	$ 97.12	$ 127.53	$ 114.21
NASDAQ MARKET INDEX	$ 100.00	$ 97.16	$ 132.81	$ 192.47	$ 235.15	$ 158.65

Note regarding the performance graph: Cumulative five-year Shareholder returns on an indexed basis. The indexes assume the investment of $100 in year with all dividends reinvested.

The following table sets forth the Company's equity compensation plan information as of December 31, 2022, all of which relates to stock options issued under stock option plans approved by stockholders of the Company:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	5,805	$ 62.00	197,245
Equity compensation plans not approved by security holders	—	—	—
Total	5,805	$ 62.00	197,245

On July 26, 2005, the Company's Board of Directors authorized a program to repurchase up to a total of 1,500,000 shares of the Company's common stock (the "2005 Stock Repurchase Program"). On August 9, 2022, the Company's Board of Directors authorized the expansion of the 2005 Stock Repurchase Program to allow an additional 750,000 shares for repurchase and the continuation through December 31, 2027. The Company expects the purchases pursuant to the 2005 Stock Repurchase Program to be made from time to time in private transactions at a price equal to the most recent quarterly independent appraisal of the shares of the Company's common stock and with the Board reviewing the overall results of the 2005 Stock Repurchase Program on a quarterly basis. All purchases made pursuant to the 2005 Stock Repurchase Program since its inception have been made on that basis. The amount and timing of stock repurchases will be based on various factors, such as the Board's assessment of the Company's capital structure and liquidity, the amount of interest shown by shareholders in selling shares of stock to the Company at their appraised value, and applicable regulatory, legal and accounting factors.

The following table sets forth information about the Company's stock purchases pursuant to the 2005 Stock Repurchase Program for the quarter ended December 31, 2022:

Period in 2022	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1 to October 31	7,762	$ 72.00	7,762	768,767
November 1 to November 30	29,856	72.00	29,856	738,911
December 1 to December 31	5,376	72.00	5,376	733,535
Total	42,994	$ 72.00	42,994	733,535

Item 6. [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operation**

The following discussion by management is presented regarding the financial results for the Company for the dates and periods indicated. The discussion should be read in conjunction with the consolidated financial statements and the accompanying notes thereto included or incorporated by reference elsewhere in this document. For a discussion on the comparison of results of operations for the years ended December 31, 2021 and 2020, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the Company's Annual Form 10-K filed with the SEC on March 4, 2022.

An overview of the year 2022 is presented following the section discussing a special note regarding forward looking statements.

Special Note Regarding Forward Looking Statements

This report contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of such term in the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Actual results may differ materially from those included in the forward-looking statements. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, the following:

• The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets. This includes current concerns related to higher inflation, rising energy prices, the Russia-Ukraine war and supply chain imbalances.

• The effects of financial market disruptions and/or an economic recession, and monetary and other governmental actions designed to address such disruptions and recession, including in response to the COVID-19 pandemic.

• The financial strength of the counterparties with which the Company or the Company's customers do business and as to which the Company has investment or financial exposure.

• The credit quality and credit agency ratings of the securities in the Company's investment securities portfolio, a deterioration or downgrade of which could lead to recognition of an allowance for credit losses on the affected securities and the recognition of a credit loss.

• The effects of, and changes in, laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters as well as any laws otherwise affecting the Company, including, but not limited to, changes in U.S. tax laws and regulations.

• The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System.

• The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

• The ability of the Company to obtain new customers and to retain existing customers.

• The timely development and acceptance of products and services, including products and services offered through alternative electronic delivery channels.

• Technological changes implemented by the Company and by other parties, including third-party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

• The ability of the Company to develop and maintain secure and reliable technology systems.

• The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

- Consumer spending and saving habits which may change in a manner that affects the Company's business adversely.

- The economic impact of natural disasters, diseases and/or pandemics, including any extended impact from the COVID-19 pandemic, and terrorist attacks and military actions.

- Business combinations and the integration of acquired businesses and assets which may be more difficult or expensive than expected.

- The costs, effects and outcomes of existing or future litigation.

- Changes in accounting policies and practices that may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Economic Environment

U.S. economic activity slowed in the first half of 2022 reflecting the impacts of significantly higher inflation and rising interest rates as well as repercussions from the Russia-Ukraine war alongside continued economic impacts from the COVID-19 pandemic which have resulted in supply chain disruptions and increased energy prices. After contracting during the first two quarters of the year, U.S. Gross Domestic Product ("GDP") grew 2.9% for 2022, while the personal consumption expenditures price index declined to an annual rate of 5.0 percent in December 2022, though still well above the FRB's target inflation rate. The FRB increased short-term interest rates by a total of 425 basis points during 2022 and has indicated that it will increase short-term interest rates further during the first quarter of 2023 in order to fight inflation.

These conditions have created significant uncertainty about the future economic environment which will continue to evolve and potentially impact our business in future periods. Concerns over interest rate levels, energy prices, domestic and global policy issues, trade policy in the U.S. and geopolitical events, as well as the implications of those events on the markets in general, further add to the global uncertainty. There is also a risk that interest rate increases to fight inflation could lead to a recession. Interest rate levels and energy prices, in combination with global economic conditions, fiscal and monetary policy and the level of regulatory and government scrutiny of financial institutions will likely continue to impact our results into 2023.

Our credit administration continues to closely monitor and analyze the higher risk segments within the loan portfolio, tracking loan payment deferrals, customer liquidity and providing timely reports to senior management and the board of directors. Based on the Company's capital levels, prudent underwriting policies, loan concentration diversification and our geographic footprint, senior management is cautiously optimistic that the Company is positioned to continue managing the impact of the varied set of risks and uncertainties currently impacting the economy and remain adequately capitalized. However, the Company may be required to make additional credit loss provisions as warranted by the extremely fluid economic condition.

Overview

The Company is a bank holding company engaged, through its wholly-owned subsidiary bank, in the business of commercial banking. The Company's subsidiary is Hills Bank and Trust Company, Hills, Iowa. The Bank was formed in Hills, Iowa in 1904. The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers primarily in the communities of Hills, Iowa City, Coralville, North Liberty, Lisbon, Mount Vernon, Kalona, Wellman, Cedar Rapids, Marion and Washington, Iowa.

The Company's net income for 2022 was $47.75 million compared to $48.09 million in 2021 and $38.65 million in 2020. Diluted earnings per share were $5.15, $5.16, and $4.12 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Bank's net interest income is the largest component of the Bank's revenue, and is a function of the average earning assets and the net interest margin percentage. Net interest margin is the ratio of net interest income to average earning assets. For the years ended December 31, 2022 and 2021, the Bank achieved a net interest margin of 3.00% and 2.75%, respectively. For the year ended December 31, 2022, net interest income on a tax equivalent basis increased by $10.60 million. In 2022, net interest income increased $9.30 million due to growth of $38.05 million in the Bank's average earning assets, increased $3.98 million due to decreases in certificates of deposit and FHLB borrowings and was offset by decreases of $2.67 million due to interest rate changes.

Highlights with respect to items on the Company's balance sheet as of December 31, 2022 included the following:

- Total assets were $3.980 billion, a decrease of $64.08 million since December 31, 2021.

- Cash and cash equivalents were $36.64 million, a decrease of $745.28 million since December 31, 2021. A substantial portion of the decrease can be attributed to increased investments of approximately $280.92 million since December 31, 2021, primarily in U.S. Treasury and mortgage-backed securities as well as loan growth of approximately $447.88 million since December 31, 2021.

- Loans, net of allowance for credit losses and unamortized fees and costs, totaling $3.067 billion, an increase of $437.87 million since December 31, 2021. The increase is primarily attributable to growth of approximately $81.14 million in construction loans, $221.43 million in 1 to 4 family first mortgages, $54.16 million in multi-family mortgages, $47.57 million in commercial and financial loans and $23.83 million in farmland mortgages. Loans held for sale decreased $4.05 million since December 31, 2021.

- Deferred income tax assets were $24.06 million, an increase of $14.94 million since December 31, 2021. The increase is primarily attributable to unrealized losses on available for sale investments of $54.20 million as of December 31, 2022.

- Deposits decreased $176.63 million in 2022 to $3.357 billion primarily due to decreases in brokered deposits and insured cash sweep (ICS) deposits of approximately $97 million, decrease of $32.34 million of time deposits and increased customer usage of deposits throughout 2022.

- Fed Funds purchased and FHLB borrowings increased $82.06 million and $40.00 million, respectively, as of December 31, 2022 compared to no borrowings as of December 31, 2021, primarily to fund strong loan growth and increased customer deposit usage.

- Stockholders' equity decreased $10.19 million to $428.26 million in 2022, with dividends having been paid in 2022 of $9.30 million.

Reference is made to Note 14 of the Company's consolidated financial statements for a discussion of fair value measurements which relate to methods used by the Company in recording certain assets and liabilities on its consolidated financial statements.

The return on average equity was 11.32% in 2022 compared to 11.29% in 2021. The Company remains well-capitalized as of December 31, 2022 with a CBLR of 13.27%. The minimum regulatory guideline is 9%. The Company paid a dividend per share of $1.00 in 2022, $0.94 in 2021 and $0.89 in 2020.

A detailed discussion of the financial position and results of operations follows this overview.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these financial statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policies to be those which are related to the allowance for credit losses.

Allowance for Credit Losses

On January 1, 2021, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments*, which requires the allowance for credit losses use the current expected credit loss (CECL) methodology. The following is a discussion of the methodologies used by the Company with the adoption of ASC 326.

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain substantial inherent uncertainties. Management has made significant estimates in several areas, including the allowance for credit losses (see Note 3 - Loans and Note 2 - Securities) and the fair value of debt securities (see Note 2 - Securities).

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For a further description of our accounting policies, see Note 1 - Summary of Significant Accounting Policies in the financial statements included in this Form 10-K.

The allowance for credit losses for loans represents management's estimate of all expected credit losses over the expected contractual life of our existing loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

We employ a disciplined process and methodology to establish our allowance for credit losses that has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Based upon this methodology, management establishes an asset-specific allowance for loans that do not share risk characteristics with other loans based on the amount of expected credit losses calculated on those loans and charges off amounts determined to be uncollectible. Factors we consider in measuring the extent of expected credit loss include payment status, collateral value, borrower financial condition, guarantor support and the probability of collecting scheduled principal and interest payments when due.

When a loan does not share risk characteristics with other loans, we measure expected credit loss as the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate except that, for collateral-dependent loans, credit loss is measured as the difference between the amortized cost basis in the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral. In accordance with our appraisal policy, the fair value of collateral-dependent loans is based upon independent third-party appraisals or on collateral valuations prepared by in-house evaluations. Once a third-party appraisal is greater than one year old, or if its determined that market conditions, changes to the property, changes in intended use of the property or other factors indicate that an appraisal is no longer reliable, we perform an internal collateral valuation to assess whether a change in collateral value requires an additional adjustment to carrying value. When we receive an updated appraisal or collateral valuation, management reassesses the need for adjustments to the loan's expected credit loss measurements and, where appropriate, records an adjustment. If the calculated expected credit loss is determined to be permanent, fixed or nonrecoverable, the credit loss portion of the loan will be charged off against the allowance for credit losses. Loans designated having significantly increased credit risk are generally placed on nonaccrual and remain in that status until all principal and interest payments are current and the prospects for future payments in accordance with the loan agreement are reasonably assured, at which point the loan is returned to accrual status.

In estimating the component of the allowance for credit losses for loans that share common risk characteristics, loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. Credit loss assumptions are estimated using a model that categorizes loan pools based on loan type and purpose. This model calculates an expected life-of-loan loss percentage for each loan category by considering the probability of default using historical life-of-loan analysis periods for agricultural, 1 to 4 family first and junior liens, commercial and consumer segments, and the severity of loss, based on the aggregate net lifetime losses incurred per loan class.

The component of the allowance for credit losses for loans that share common risk characteristics also considers factors for each loan class to adjust for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to:
- Lending policies and procedures;
- International, national, regional and local economic business conditions and developments that affect the collectability of the portfolio, including the condition of various markets;
- The nature of the loan portfolio, including the terms of the loans;
- The experience, ability and depth of the lending management and other relevant staff;
- The volume and severity of past due and adversely classified or graded loans and the volume of nonaccrual loans;
- The quality of our loan review and process;
- The value of underlying collateral for collateral-dependent loans;
- The existence and effect of any concentrations of credit and changes in the level of such concentrations; and
- The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made, the bank reduces, on a straight-line basis over the remaining life of the loans, the adjustments so that model reverts back to the historical rates of default and severity of loss.

The credit loss expense recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses for loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

The allowance for credit losses for loans, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries. For further information on the allowance for credit losses for loans, see Note 1 - Summary of Significant Accounting Policies and Note 3 - Loans in the notes to the financial statements of this Form 10-K.

This discussion of the Company's critical accounting policies should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein, as well as other relevant portions of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Position

Year End Amounts	2022	2021	2020	2019	2018
	(Amounts In Thousands)				
Total assets	$ 3,980,481	$ 4,044,562	$ 3,782,362	$ 3,302,550	$ 3,044,037
Investment securities	782,565	555,900	416,544	366,368	331,098
Loans held for sale	1,663	5,716	43,947	8,400	1,984
Loans, net	3,066,981	2,625,062	2,674,012	2,606,277	2,591,085
Deposits	3,357,367	3,533,994	3,192,568	2,661,364	2,421,124
Other short-term borrowings	82,061	249	—	—	—
Federal Home Loan Bank borrowings	40,000	—	105,000	185,000	215,000
Redeemable common stock	51,011	50,013	47,329	51,826	48,870
Stockholders' equity	428,260	438,450	416,076	375,211	334,882

Total assets at December 31, 2022 decreased $64.08 million, or 1.58%, from the prior year-end. The largest decrease in assets in 2022 occurred in cash and cash equivalents, which decreased $745.28 million as of December 31, 2022 compared to December 31, 2021. A substantial portion of the decrease can be attributed to increased investments of approximately $280.92 million since December 31, 2021, primarily in U.S. Treasury and mortgage-backed securities as well as loan growth of approximately $447.84 million since December 31, 2021. The largest growth in assets in 2022 occurred in net loans which increased $441.92 million for the year ended December 31, 2022. Loans held for sale to the secondary market decreased $4.05 million for the year ended December 31, 2022. Loans held for investment represent the largest component of the Bank's earning assets. Loans held for investment were $3.108 billion and $2.661 billion at December 31, 2022 and 2021, respectively.

The local economy that generated consistent demand for loans was a significant factor in the increase in net loans. Significant loan growth was noted in the following areas: approximately $81.14 million in construction loans, $221.43 million in 1 to 4 family first mortgages, $54.16 million in multi-family mortgages, $47.57 million in commercial and financial loans and $23.83 million in farmland mortgages. Given the current economic environment and the potential for a recession in 2023, the increase in net loans in 2022 may not continue into 2023, and as a result, may not be indicative of future performance.

On a net basis, the Company originated $447.84 million in loans to customers for the year ended December 31, 2022 compared to loan collections of $52.02 million for the year ended December 31, 2021, primarily due to the collections from the forgiveness of PPP loans. The Company has not historically engaged in significant participation activity and does not purchase participations from outside its established trade area. The Company's policy allows for the purchase or sale of participations related to existing customers or to participate in community development activity. The Company held participations purchased of $16.20, $17.18 and $19.83 million as of December 31, 2022, 2021 and 2020, respectively. The participations purchased were less than one percent of loans held for investment for each of the three years.

The Company did experience significant overall increases in its loans held for investment in 2022 compared to 2021 though the loan composition in 2022 remained comparable to 2021. Residential real estate loans, including first and junior liens, were $1,255.94 million and $1,023.91 million as of December 31, 2022 and 2021, respectively. The dollar total of residential real estate loans increased 22.66% in 2022 and increased 0.39% in 2021. Residential real estate loans were 40.41% of the loan portfolio at December 31, 2022 and 38.49% at December 31, 2021. Agricultural loans, including production and mortgages, were $369.28 million and $339.68 million as of December 31, 2022 and 2021, respectively, an increase of 8.71% in 2022 compared to 2021. Agricultural loans represented 11.88% and 12.77% of the Company's loan portfolio as of December 31, 2022 and 2021, respectively. Construction loans were $288.65 million and $207.51 million as of December 31, 2022 and 2021, respectively, an increase of 39.10% in 2022 compared to 2021. Construction loans represented 9.29% and 7.80% of the Company's loan portfolio as of December 31, 2022 and 2021, respectively. Commercial and financial loans were $269.57 million and $222.00 million as of December 31, 2022 and 2021, respectively, an increase of 21.43% in 2022 compared to 2021. Commercial and financial loans represented 8.67% and 8.35% of the Company's loan portfolio as of December 31, 2022 and 2021, respectively. Multi-family real estate loans were $436.95 million and $382.79 million as of December 31, 2022 and 2021, respectively, an increase of 14.15% in 2022 compared to 2021. Multi-family real estate loans represented 14.06% and 14.39% of the Company's loan portfolio as of December 31, 2022 and 2021, respectively. Commercial real estate loans totaled $402.84 million at December 31, 2022, a 0.36% increase over the December 31, 2021 total of $401.38 million. Commercial real estate loans decreased 3.78% in 2021. Commercial real estate loans represented 12.96%, 15.09% and 15.39% of the Company's loan portfolio as of December 31, 2022, 2021 and 2020, respectively. The Company monitors its commercial real estate level so that it does not have a concentration in that category that exceeds 300% of its capital. Commercial real estate loan concentration was 169.01% of capital as of December 31, 2022.

The following table shows the composition of loans (before deducting the allowance for credit losses) as of December 31 for each of the last five years. The table does not include loans held for sale to the secondary market.

	2022	2021	2020	2019	2018
Agricultural	$ 112,705	$ 106,933	$ 94,842	$ 91,317	$ 92,673
Commercial and financial	269,568	222,002	286,242	221,323	229,501
Real estate:					
Construction, 1 to 4 family residential	92,408	80,486	71,117	80,209	72,279
Construction, land development and commercial	196,240	127,021	111,913	108,410	113,807
Mortgage, farmland	256,570	232,744	247,142	242,730	236,454
Mortgage, 1 to 4 family first liens	1,130,989	909,564	892,089	910,742	912,059
Mortgage, 1 to 4 family junior liens	124,951	114,342	127,833	149,227	152,625
Mortgage, multi-family	436,952	382,792	374,014	350,761	352,434
Mortgage, commercial	402,842	401,377	417,139	402,181	383,314
Loans to individuals	36,675	32,687	31,325	32,308	30,072
Obligations of state and political subdivisions	48,213	50,285	56,488	49,896	52,725
	$ 3,108,113	$ 2,660,233	$ 2,710,144	$ 2,639,104	$ 2,627,943
Net unamortized fees and costs	308	299	938	933	952
	$ 3,108,421	$ 2,660,532	$ 2,711,082	$ 2,640,037	$ 2,628,895
Less allowance for credit losses	41,440	35,470	37,070	33,760	37,810
	$ 3,066,981	$ 2,625,062	$ 2,674,012	$ 2,606,277	$ 2,591,085

There were no foreign loans outstanding for any of the years presented.

The following table shows the principal payments due on loans as of December 31, 2022:

	Amount Of Loans	Amounts Due in One Year Or Less (1)	Amounts Due in One To Five Years	Amounts Due in Five To Fifteen Years	Amounts Due in Over Fifteen Years
		(Amounts In Thousands)			
Commercial and Agricultural	$ 1,763,657	$ 375,853	$ 1,102,823	$ 248,822	$ 36,159
Real Estate (2)	1,257,281	144,245	668,747	408,638	35,651
Other	87,175	8,925	30,925	21,420	25,905
Totals	$ 3,108,113	$ 529,023	$ 1,802,495	$ 678,880	$ 97,715

The types of interest rates applicable to these principal payments are shown below:

Fixed rate	$ 1,969,450	$ 383,369	$ 1,177,275	$ 312,262	$ 96,544
Variable rate	1,138,663	145,654	625,220	366,618	1,171
	$ 3,108,113	$ 529,023	$ 1,802,495	$ 678,880	$ 97,715

(1) A significant portion of the commercial loans are due in one year or less. A significant percentage of the loans will be re-evaluated prior to their maturity and are likely to be extended.
(2) Commercial, multi-family, construction 1 to 4 family residential, construction land development and commercial, and agricultural real estate loans are reflected in the Commercial and Agricultural total.

The overall economy in the Company's trade area, Johnson, Linn and Washington Counties, remains in stable condition with levels of unemployment below national and state levels. The following table shows unemployment and estimated median income information as of December 31, 2022, 2021 and 2020.

	Unemployment Rate %			Median Income		
	2022	2021	2020	2022	2021	2020
United States	3.5 %	3.9 %	6.7 %	$ 69,021	$ 67,521	$ 68,703
State of Iowa	3.1 %	3.5 %	3.1 %	68,326	64,386	62,995
Johnson County	2.3 %	2.5 %	2.8 %	73,102	68,510	66,353
Linn County	3.5 %	3.3 %	3.8 %	68,757	69,363	66,163
Washington County	2.7 %	2.5 %	2.7 %	71,756	68,975	63,938

Competition for quality loans and deposits may continue to be a challenge. The increased competition for both loans and deposits could result in a lower interest rate margin that could result in lower net interest income if the volume of loans and deposits does not increase to offset any such reduction in the interest margin.

Total deposits decreased by $176.63 million in 2022. Deposits increased by $341.43 million in 2021. As of June 30, 2022 (latest data available from the FDIC), Johnson County total deposits were $13.018 billion and the Company's deposits were $2.317 billion, which represent a 17.80% market share. The Company had nine office locations in Johnson County as of June 30, 2022. The total banking locations in Johnson County were 47 as of June 30, 2022. At June 30, 2021, the Company's deposits were $2.272 billion or a 20.51% market share. As of June 30, 2022, Linn County total deposits were $8.487 billion and there were 101 total banking locations in the county. The seven Linn County offices of the Company had deposits of $813 million or a 9.6% share of the market. The Company's Linn County deposits at June 30, 2021 were $764 million and represented a 8.9% market share. As of June 30, 2022, the Company's three Washington County offices had deposits of $317 million which was 33.5% of the County's total deposits of $945 million. Washington County had a total of 14 banking locations as of June 30, 2022. In 2021, the Company's Washington County deposits were $287 million or a 34.5% market share.

The following tables show the amounts of the Company's average deposits and average rates paid on such deposits for the years ended December 31, 2022, 2021 and 2020 and the composition of the certificates of deposit issued in denominations in excess of $250,000 as of December 31, 2022, 2021 and 2020:

	December 31,					
	2022	Rate	2021	Rate	2020	Rate
	(Amounts In Thousands)					
Average noninterest-bearing deposits	$ 647,286	—	$ 578,931	—	$ 459,664	—
Average interest-bearing demand deposits	1,105,811	0.22 %	1,062,059	0.22 %	876,595	0.48 %
Average savings deposits	1,163,316	0.17	1,093,560	0.17	875,091	0.32
Average time deposits	566,888	1.63	643,934	1.63	695,468	2.07
	$ 3,483,301		$ 3,378,484		$ 2,906,818	
Uninsured deposits	$ 800,806		$ 884,402		$ 687,612	

Time certificates issued in amounts of $250,000 or more with maturity in:

	2022	Rate
	(Amounts In Thousands)	
3 months or less	$ 10,921	1.89 %
3 through 6 months	11,122	2.17
6 through 12 months	17,697	2.70
Over 12 months	49,068	2.01
	$ 88,808	
Portion uninsured	$ 31,808	

Investment securities increased $226.67 million in 2022. In 2021, investment securities increased by $139.36 million. The investment portfolio consists of $776.10 million of securities that are stated at fair value, with any unrealized gain or loss, net of income taxes, reported as a separate component of stockholders' equity. The securities portfolio is used for liquidity and pledging purposes and to provide a rate of return that is acceptable to management.

The following tables show the carrying value of the investment securities held by the Bank, including stock of the Federal Home Loan Bank, as of December 31, 2022, 2021 and 2020 and the maturities and weighted average yields of the investment securities, computed using amortized cost on a tax-equivalent basis using a federal tax rate of 21%, as of December 31, 2022:

	December 31,		
	2022	2021	2020
	(Amounts In Thousands)		
Carrying value:			
U.S. Treasury	$ **445,392**	$ 243,925	$ 148,646
Other securities (FHLB, FHLMC and FNMA)	**31,934**	34,467	35,160
Stock of the Federal Home Loan Bank	**6,461**	4,546	8,172
Mortgage-backed securities and collateralized mortgage obligations	**50,196**	9,446	—
State and political subdivisions	**248,582**	263,516	224,566
	$ **782,565**	$ 555,900	$ 416,544

	December 31, 2022	
	Carrying Value	**Weighted Average Yield**
	(Amounts In Thousands)	
U.S. Treasury		
Within 1 year	$ 73,566	2.06 %
From 1 to 5 years	371,826	1.72
From 5 to 10 years	$ —	—
	$ 445,392	
Other securities (FHLB, FHLMC and FNMA), maturities:		
Within 1 year	$ —	— %
From 1 to 5 years	31,934	0.42
From 5 to 10 years	—	—
	$ 31,934	
Stock of the Federal Home Loan Bank	$ 6,461	3.09 %
State and political subdivisions, maturities:		
Within 1 year	$ 34,643	2.94 %
From 1 to 5 years	77,228	2.79
From 5 to 10 years	98,786	2.41
Over 10 years	37,925	2.35
	$ 248,582	
Mortgage Backed Securities		
From 1 to 5 years	$ —	— %
From 5 to 10 years	50,196	2.38
	$ 50,196	
Total	$ 782,565	

As of December 31, 2022, the Company held no investment securities exceeding 10% of stockholders' equity, other than securities of the U.S. Government agencies and corporations. The Company does not hold any investments in FNMA preferred stock, any pooled trust preferred stocks or other preferred stock type investments. See Note 2 to the Company's Consolidated Financial Statements.

During 2022, the major funding source for the growth in loans and other assets was cash and cash equivalents in addition to federal funds purchased and FHLB borrowings. In 2021, the major source of funding for the growth in loans was deposit growth of $341.43 million. Brokered deposits totaled $31.74 million and $51.59 million as of December 31, 2022 and 2021, respectively. Total advances from the FHLB were $40.00 million at December 31, 2022 and none in 2021. Total federal funds purchased were $82.06 million and $0.25 million as of December 31, 2022 and 2021, respectively. The federal funds purchased and FHLB funding sources are considered when loan growth exceeds core deposit increases and the interest rates on funds borrowed from the FHLB are favorable compared to other funding alternatives.

Stockholders' equity was $428.26 million at December 31, 2022 compared to $438.45 million at December 31, 2021. The Company's capital resources are discussed in detail in the Liquidity and Capital Resources section. Over the last five years, the Company has realized cumulative earnings of $216.57 million and paid shareholders dividends of $41.06 million, or 18.96% of earnings, while maintaining capital ratios in excess of regulatory requirements.

The following table presents the return on average assets, return on average stockholders' equity, the dividend payout ratio and average stockholders' equity to average assets ratio for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Return on average assets	1.20 %	1.21 %	1.09 %
Return on average stockholders' equity	11.32	11.29	9.82
Dividend payout ratio	19.48	18.24	21.54
Average stockholders' equity to average assets ratio	10.58	10.70	11.07

Net Income Overview

Net income and diluted earnings per share for the last three years are as presented below:

Year	Net Income	% (Decrease) Increase	Earnings Per Share - Diluted
	(In Thousands)		
2022	$ 47,753	(0.69)%	$ 5.15
2021	48,085	24.42 %	5.16
2020	38,647	(14.72)	4.12

Net income for 2022 decreased by $0.33 million or 0.69% and diluted earnings per share decreased by 0.19%. In 2022, net interest income, before credit loss expense, increased by $10.54 million due to the following reasons: 1) increase in interest income of $9.00 million primarily due to higher loan growth, increased volume in U.S. Treasuries, mortgage-backed and municipal securities and higher interest rates offset by no PPP fee income in 2022 compared to $6.27 million in 2021; and 2) decrease in interest expense of $1.54 million primarily due to decreases in the volume of certificates of deposit and FHLB borrowings. Noninterest income decreased by $5.68 million primarily due to the decrease in net gain on the sale of loans, the credit loss expense increased by $11.85 million and total noninterest expenses decreased by $5.77 million primarily due to $7.69 million in fees incurred from the prepayment of FHLB borrowings in 2021.

Annual fluctuations in the Company's net income are driven primarily by three factors. The first important factor is net interest margin. Net interest income of $115.00 million in 2022 was derived from the Company's $3.904 billion of average earning assets and its net interest margin of 3.00%, compared to $3.866 billion of average earning assets and a 2.75% net interest margin in 2021. The importance of net interest margin is illustrated by the fact that a decrease or an increase in the net interest margin of 10 basis points would result in a $3.90 million decrease or increase in income before taxes. Net interest income for the Company increased primarily due to higher loan growth resulting in an increase of $5.34 million, increased volume in U.S. Treasuries, mortgage-backed and municipal securities resulting in an increase of $4.66 million and higher interest rates resulting in an increase of $6.04 million offset by no PPP fee income in 2022 compared to $6.27 million in 2021. In addition, the decrease in interest expense was due to volume decreases in certificates of deposit and FHLB borrowings resulting in a decrease of $4.17 million offset by increased cost of funds resulting in higher interest expense of approximately $3.12 million. The Company expects net interest compression to impact earnings for the foreseeable future due to competition for loans and deposits combined with the interest rate increases by the Federal Reserve Board. The Company believes growth in net interest income will be contingent on the growth of the Company's earning assets and maintaining yield on loans.

The second significant factor affecting the Company's net income is the credit loss expense (benefit). The majority of the Company's interest-earning assets are in loans outstanding, which amounted to $3.110 billion at the end of 2022. The Company's allowance for credit losses was $41.44 million at December 31, 2022. Expected credit loss expense is computed on a quarterly basis and is the amount necessary to adjust the allowance for credit losses to the level considered by management to appropriately account for the estimated current expected credit losses within the Bank's loan portfolio. The expense reflects a number of factors, including the size of the loan portfolio, the overall composition of the loan portfolio and loan concentrations, the borrowers' ability to repay, past loss experience, loan collateral values, current economic conditions, reasonable and supportable economic forecasts, adjustments for prepayments and curtailments, the level of collateral-dependent loans and loans past due ninety days or more. In addition, management considers the credit quality of the loans based on management's review of problem and watch loans, including loans with historically higher credit risk. Credit loss expense was $6.34 million in 2022 compared to credit loss (benefit) of $5.51 million in 2021 and a loan loss expense of $4.36 million in 2020 under the incurred loss model. The increase in credit loss expense is attributable to increases in loan volume which resulted in an increase of $4.72 million; changes in prepayment and curtailment rates resulting in an increase of $1.00 million; decreases in the individually analyzed loans reserve of $0.18 million; and increases in qualitative factors determined necessary by management which resulted in an increase of $1.52 million offset by slight improvements in the economic factor forecasts, primarily Iowa unemployment, used in the ACL calculation which resulted in a decrease of $1.09 million. The reduction in expense in 2021 was primarily due to the increases to the allowance taken in 2020 in response to the COVID-19 pandemic that were released in 2021. The Company believes that credit loss expense is expected to be dependent on the Company's loan growth, local economic conditions and asset quality.

The third significant factor affecting the Company's net income is noninterest income, primarily net gain on the sale of loans. The net gain on the sale of loans was $1.52 million and $7.59 million for the years ended December 31, 2022 and 2021, respectively, a decrease of 80.01% for the year ended December 31, 2022 compared to the same period in 2021. The amount of the net gain on sale of secondary market mortgage loans in each year can vary significantly. The volume of activity in these types of loans is directly related to the level of interest rates as well as the current origination and refinancing activity. The volume was significantly impacted by the Federal Reserve Board's increases to the federal funds rate in 2022, resulting in a significant decline in the amount of mortgage loan origination and refinance activity.

<u>Net Interest Income</u>

Net interest income is the excess of the interest and fees received on interest-earning assets over the interest paid on the interest-bearing liabilities. The factors that have the greatest impact on net interest income are the volume of average earning assets and interest-bearing liabilities and the net interest margin. The volume of average earning assets has continued to grow each year, primarily due to increased investments and loan growth in 2022. The volume of interest-bearing liabilities decreased in 2022 due to decreased volume in certificates of deposit and FHLB borrowings being prepaid in December 2021. The net interest margin was 3.00% in 2022, 2.75% in 2021 and 3.00% in 2020. The measure is shown on a tax-equivalent basis using a rate of 21% for 2022, 2021 and 2020 to make the interest earned on taxable and nontaxable assets more comparable. Interest income and expense for 2022, 2021 and 2020 are indicated on the following table:

		Years Ended December 31,				
		2022		2021		2020
		(Amounts In Thousands)				
Income:						
Loans (1)	$	**115,919**	$	114,202	$	120,814
Taxable securities		**8,662**		3,604		3,512
Nontaxable securities (1)		**5,558**		5,177		5,201
Interest-bearing cash and cash equivalents		**2,889**		983		945
Total interest income	$	**133,028**	$	123,966	$	130,472
Expense:						
Interest-bearing demand deposits		**4,084**		2,385		4,258
Savings deposits		**3,173**		1,827		2,841
Time deposits		**8,561**		10,500		14,454
Federal funds purchased		**267**		—		—
FHLB borrowings		**—**		2,915		5,399
Total interest expense	$	**16,085**	$	17,627	$	26,952
Net interest income	$	**116,943**	$	106,339	$	103,520

(1) Presented on a tax equivalent basis using a rate of 21% for 2022, 2021 and 2020. Interest income includes certain loan origination and document preparation fees, which comprise approximately 1.5% of the amounts indicated.

Net interest income on a tax-equivalent basis changed in 2022 as follows:

		Change In	Change In		Increase (Decrease)				
		Average Balance	Average Rate		Volume Changes		Rate Changes		Net Change
				(Amounts In Thousands)					
Interest income:									
Loans, net	$	142,714	(0.16)%	$	5,338	$	(3,621)	$	1,717
Taxable securities		270,895	0.22		3,952		1,106		5,058
Nontaxable securities		22,807	(0.06)		528		(147)		381
Interest-bearing cash and cash equivalents		(398,446)	0.69		(522)		2,428		1,906
Federal funds sold		75	0.29		—		—		—
	$	38,045		$	9,296	$	(234)	$	9,062
Interest expense:									
Interest-bearing demand deposits	$	43,752	0.15 %	$	(98)	$	(1,602)	$	(1,700)
Savings deposits		69,756	0.11		(67)		(1,278)		(1,345)
Time deposits		(77,046)	(0.12)		1,256		683		1,939
Federal funds purchased		5,685	4.22		(27)		(240)		(267)
FHLB borrowings		(101,895)	(2.82)		2,915		—		2,915
Interest-bearing other liabilities		—	—		—		—		—
	$	(59,748)		$	3,979	$	(2,437)	$	1,542
Change in net interest income				$	13,275	$	(2,671)	$	10,604

Rate/volume variances are allocated on a consistent basis using the absolute values of changes in volume compared to the absolute values of the changes in rates. Loan fees included in interest income are not material. Interest on nontaxable securities and loans is shown at tax equivalent amounts.

Net interest income on a tax equivalent basis changed in 2021 as follows:

	Change In Average Balance	Change In Average Rate	Increase (Decrease)		
			Volume Changes	Rate Changes	Net Change
			(Amounts In Thousands)		
Interest income:					
Loans, net	$ (60,288)	(0.14)%	$ (2,959)	$ (3,653)	$ (6,612)
Taxable securities	68,311	(0.51)	1,005	(913)	92
Nontaxable securities	27,333	(0.34)	724	(748)	(24)
Interest-bearing cash and cash equivalents	388,817	(0.13)	1,009	(971)	38
Federal funds sold	(19)	(0.09)	—	—	—
	$ 424,154		$ (221)	$ (6,285)	$ (6,506)
Interest expense:					
Interest-bearing demand deposits	$ 185,464	(0.26)%	$ (887)	$ 2,760	$ 1,873
Savings deposits	218,469	(0.16)	(609)	1,623	1,014
Time deposits	(51,535)	(0.44)	1,108	2,846	3,954
Other borrowings	(3)	(0.46)	—	—	—
FHLB borrowings	(79,198)	(0.11)	2,369	115	2,484
Interest-bearing other liabilities	—	—	—	—	—
	$ 273,197		$ 1,981	$ 7,344	$ 9,325
Change in net interest income			$ 1,760	$ 1,059	$ 2,819

A summary of the average yields, average rates paid, net interest spread and margin is as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Average yields:			
Loans (1)	4.14 %	4.30 %	4.44 %
Loans (tax equivalent basis) (1)	4.16	4.32	4.46
Taxable securities	1.67	1.45	1.96
Nontaxable securities	1.71	1.74	1.99
Nontaxable securities (tax equivalent basis)	2.25	2.31	2.65
Interest-bearing cash and cash equivalents	0.82	0.13	0.26
Federal funds sold	0.31	0.03	0.11
Average rates paid:			
Interest-bearing demand deposits	0.37	0.22	0.48
Savings deposits	0.27	0.17	0.32
Time deposits	1.51	1.63	2.07
Short-term borrowings	4.69	0.47	0.93
FHLB borrowings	—	2.82	2.93
Yield on average interest-earning assets	3.41	3.20	3.78
Rate on average interest-bearing liabilities	0.57	0.61	1.02
Net interest spread (2)	2.84	2.59	2.76
Net interest margin (3)	3.00	2.75	3.00

(1) Non-accruing loans have been included in the average loan balances for purposes of this computation.
(2) Net interest spread is the difference between the yield on average interest-earning assets and the yield on average interest-paying liabilities stated on a tax equivalent basis using a federal rate of 21% for 2022, 2021 and 2020. The net interest spread increased 25 basis points in 2022 compared to 2021 and the net interest spread decreased 17 basis points compared to 2020.
(3) Net interest margin is net interest income, on a tax equivalent basis, divided by average interest-earning assets. The net interest margin increased 25 basis points in 2022. The net interest margin decreased 25 basis points in 2021 compared to 2020.

The Federal Open Market Committee met eight times during 2022. The federal funds target rate increased to 4.50% as of December 31, 2022 from 0.25% as of December 31, 2021. Interest rates on loans are generally affected by the target rate since interest rates for the U.S. Treasury market normally correlate to the Federal Reserve Board federal funds rate. In pricing of loans and deposits, the Bank considers the U.S. Treasury indexes as benchmarks in determining interest rates. As of December 31, 2022, the average rate indexes for the one, three and five year indexes were 4.73%, 4.22% and 3.99%, respectively. The one year index increased 1,112.82% from December 31, 2021, the three year index increased 335.05% and the five year index increased 216.67%.

Current Expected Credit Losses and Allowance for Credit Losses (ACL)

The framework requires that management's estimate reflects credit losses over the full remaining expected life of each credit and considers expected future changes in macroeconomic conditions. The adoption resulted in the recognition on January 1, 2021 of cumulative effect adjustments of $2.75 million related to the ACL for loans and $3.58 million related to the ACL on off-balance sheet credit exposures.

Credit loss expense was $6.34 million for the year ended December 31, 2022 compared to a reduction of expense of $5.51 million in 2021, an increase of expense of $11.85 million. The credit loss expense includes expense of $0.58 million related to the ACL on off-balance sheet credit exposures for the year ended December 31, 2022 compared to $0.27 million expense for 2021. Credit loss expense is the amount necessary to adjust the allowance for credit losses to the level considered by management to appropriately account for the estimated current expected credit losses within the Bank's loan portfolio. Also, under CECL, a significant component in estimating expected credit losses are economic forecasts such as Iowa unemployment, all-transactions house price index for Iowa and Iowa real gross domestic product. The Company believes that credit loss expense is expected to be dependent on the Company's loan growth, local economic conditions and asset quality. The percentage of the allowance to outstanding loans was 1.33% and 1.33% at December 31, 2022 and 2021, respectively. The credit loss expense was $6.34 million in 2022, a reduction of expense of $5.51 million in 2021 and an expense of $4.36 million in 2020. Loan recoveries net of charge-offs were $0.21 million in 2022, loan recoveries net of charge-offs were $1.43 million in 2021 and loan charge-offs net of recoveries were $1.05 million in 2020. Management has determined that the allowance for credit losses was appropriate at December 31, 2022, and that the loan portfolio is diversified and secured, without undue concentration in any specific risk area. This process involves a high degree of management judgment; however, the allowance for credit losses is based on a comprehensive and well-documented applied analysis of the Company's loan portfolio. This analysis takes into consideration all available information existing as of the financial statement date, including environmental factors such as economic, industry, geographical and political factors. The relative level of allowance for credit losses is reviewed and compared to industry peers. This review encompasses levels of total nonperforming loans, portfolio mix, portfolio concentrations, current geographic risks and overall levels of net charge-offs. However, there is no assurance losses will not exceed the allowance, and any growth in the loan portfolio or uncertainty in the general economy will require that management continue to evaluate the adequacy of the ACL and make additional provisions in future periods as deemed necessary.

Through the credit risk rating process, loans are reviewed to determine if they are performing in accordance with the original contractual terms. If the borrower has failed to comply with the original contractual terms, further action may be required by the Company, including a downgrade in the credit risk rating, movement to nonaccrual status, a charge-off or the establishment of a specific reserve. In the event a collateral shortfall is identified during the credit review process, the Company will work with the borrower for a principal reduction payment and/or a pledge of additional collateral and/or additional guarantees. In the event that these options are not available, the loan may be subject to a downgrade of the credit risk rating. If we determine that a loan amount, or portion thereof, is uncollectible, the loan's credit risk rating is immediately downgraded and the uncollectible amount is charged-off. The Bank's credit and legal departments undertake a thorough and ongoing analysis to determine if an additional specific reserve and/or charge-offs are appropriate and to begin a workout plan for the loan to minimize realized loss.

In certain circumstances, the Bank may modify the terms of a loan to maximize the collection of amounts due. In most cases, the modification is either a reduction in interest rate, conversion to interest only payments, deferral of payments or extension of the maturity date. Generally, the borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term, so concessionary modification is granted to the borrower that otherwise would not be considered. Troubled debt restructure ("TDR") loans accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. The Bank's TDR loans occur on a case-by-case basis in connection with ongoing loan collection processes.

The Bank regularly reviews loans in the portfolio and assesses whether the loans are nonperforming. If the loans are nonperforming, the Bank determines if a specific reserve is appropriate. In addition, the Bank's management also reviews and, where determined necessary, provides allowances for particular loans based upon (1) reviews of specific borrowers and (2) management's assessment of areas that management considers are of higher credit risk, including loans that have been restructured.

The extent to which collateral secures collateral-dependent loans and changes in the extent to which collateral secures its collateral-dependent loans are described below. Collateral-dependent loans decreased $3.05 million from December 31, 2021 to December 31, 2022. Collateral-dependent loans include any loan that has been placed on nonaccrual status, accruing loans past due 90 days or more and TDR loans. Collateral-dependent loans also include loans that, based on management's evaluation of current information and events, the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Collateral-dependent loans were 0.44% of loans held for investment as of December 31, 2022 and 0.63% as of December 31, 2021. The decrease in collateral-dependent loans is due to a decrease in nonaccrual loans of $1.68 million, a decrease in TDR loans of $2.02 million and is offset by an increase of $0.29 million in loans with a specific reserve and an increase in 90 days or more accruing loans of $0.35 million from December 31, 2021 to December 30, 2022. There were no significant changes noted in the extent to which collateral secures collateral-dependent loans. See Note 1 Adoption of New Financial Accounting Standard for further discussion of the allowance for credit losses for loans held for investment. A description of the Bank's credit quality indicators are discussed in Note 3 to the Company's Consolidated Financial Statements.

The following table summarizes the Company's impaired loans and non-performing assets as of December 31 for each of the years presented:

	2022	2021	2020	2019	2018
			(Amounts In Thousands)		
Nonaccrual loans (1)	$ 6,815	$ 8,491	$ 8,849	$ 10,768	$ 10,829
Accruing loans past due 90 days or more (2)	553	201	1,056	606	370
Specific reserve loans	307	20	573	243	8,247
Troubled debt restructurings ("TDR loans")(1) (3)	5,905	7,921	10,251	9,308	8,539
Total non-performing loans	$ 13,580	$ 16,633	$ 20,729	$ 20,925	$ 27,985
Other real estate	—	—	—	—	—
Non-performing assets (includes impaired loans and other real estate)	$ 13,580	$ 16,633	$ 20,729	$ 20,925	$ 27,985
Loans held for investment	$3,108,113	$2,660,233	$2,710.144	$2,639.104	$2,627,943
Ratio of allowance for credit losses to loans held for investment	1.33 %	1.33 %	1.37 %	1.28 %	1.44 %
Ratio of allowance for credit losses to non-performing loans	305.15	213.25	178.83	161.34	135.11
Ratio of non-performing loans to total loans held for investment	0.44	0.63	0.76	0.79	1.06
Ratio of non-performing assets to total assets	0.34	0.41	0.55	0.63	0.92

(1) The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period was $0.37 million in 2022 and $0.46 million in 2021. The amount of interest income on the loans that was included in income was $0.33 million in 2022 and $0.44 million in 2021.
(2) The accruing loans past due 90 days or more are still believed to be adequately collateralized. Loans are placed on nonaccrual status when management believes the collection of future principal and interest is not reasonably assured.
(3) Total TDR loans were $7.66, $10.20, $13.22, $13.71 and $13.38 million as of December 31, 2022, 2021, 2020, 2019 and 2018, respectively. Included in the total nonaccrual loans were $1.75, $2.28, $2.97, $4.34 and $4.84 million of TDR loans as of December 31, 2022, 2021, 2020, 2019 and 2018, respectively.

The ratio of allowance for credit losses to non-performing loans increased to 305.15% as of December 31, 2022 compared to 213.25% as of December 31, 2021. The increase in 2022 is primarily due to the reduction in nonaccrual and TDR loans compared to 2021. The ratio of non-performing loans to total gross loans was 0.44% and 0.63% at December 31, 2022 and 2021, respectively. The decrease in the 2022 ratio is primarily due to the decrease in TDR and nonaccrual loans.

Other factors that are considered in determining the credit quality of the Company's loan portfolio are the vacancy rates for both residential and commercial space, current equity the borrower has in the property and overall financial strength of the customer including cash flow to continue to fund loan payments. The Company also considers the state of the total economy including unemployment levels. In most instances, the borrowers have used in their rental projections of income at least a 10% vacancy rate. As of December 31, 2022, the unemployment levels in Johnson County and Linn County were 2.3% and 3.5%, respectively, compared to 2.5% and 3.3% in December of 2021. These levels compare favorably to the State of Iowa at 3.1% and the national unemployment level at 3.5% in December 2022 compared to 3.5% and 3.9%, respectively in December 2021.

The residential rental vacancy rates in 2021 and 2022 in Johnson and Linn County were estimated between 6.0% and 8.0%. The State of Iowa vacancy rate is 6.7% and the national rate is 5.8% with the Midwest rate at 6.9%. These vacancy rates one year ago were 7.5%, 5.6% and 6.5%, respectively. The Company continues to consider those vacancy rates among other factors in its current evaluation of the real estate portion of its loan portfolio. Favorable vacancy rates may not continue in 2023, and vacancy rates may rise and affect the overall quality of the loan portfolio.

See Note 3 to the Company's Consolidated Financial Statements for additional disclosures on loans.

SUMMARY OF LOAN LOSS EXPERIENCE

The allowance for credit losses is also affected by the charge-offs and recoveries for the periods presented. For the years ended December 31, 2022, 2021 and 2020, recoveries were $2.42 million, $2.74 million and $1.87 million, respectively; charge-offs were $2.21 million, $1.32 million and $2.92 million in 2022, 2021 and 2020, respectively.

Overall credit quality may deteriorate in 2023. Such deterioration could cause increases in non-performing loans, allowance for credit losses, credit loss expense and net charge-offs. Management will monitor changing market conditions as a part of its allowance for credit loss methodology. The following table summarizes the Bank's loan loss experience for the years ended December 31 for each of the years presented:

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2022								
Allowance for credit losses:								
Beginning balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$35,470
Charge-offs	(357)	(447)	—	(40)	(729)	(51)	(589)	(2,213)
Recoveries	83	584	48	296	898	361	153	2,423
Credit loss (benefit) expense	555	1,853	1,841	(700)	2,541	(1,392)	1,062	5,760
Ending balance	$ 2,542	$ 6,259	$ 4,189	$ 2,989	$ 14,208	$ 9,416	$ 1,837	$41,440
Net charge-offs/(net recoveries) to average net loans outstanding	0.25 %	(0.06)%	(0.02)%	(0.10)%	(0.01)%	(0.04)%	0.52 %	(0.01)%

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2021								
Allowance for credit losses:								
Beginning balance	$ 2,508	$ 4,885	$ 2,319	$ 4,173	$ 12,368	$ 9,415	$ 1,402	$37,070
Impact of adopting ASC 326	(328)	298	327	763	522	1,396	(232)	2,746
Charge-offs	(106)	(136)	(3)	(1)	(482)	(265)	(323)	(1,316)
Recoveries	142	1,103	94	25	964	263	152	2,743
Credit loss (benefit) expense	45	(1,881)	(437)	(1,527)	(1,874)	(311)	212	(5,773)
Ending balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$35,470
Net charge-offs/(net recoveries) to average net loans outstanding	(0.04)%	(0.38)%	(0.05)%	(0.01)%	(0.05)%	— %	0.20 %	(0.05)%

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2020								
Allowance for loan losses:								
Beginning balance	$ 2,400	$ 4,988	$ 2,599	$ 3,950	$ 10,638	$ 7,859	$ 1,326	$33,760
Charge-offs	(43)	(1,425)	(43)	(1)	(738)	(291)	(381)	(2,922)
Recoveries	63	670	118	10	784	49	180	1,874
Provision	88	652	(355)	214	1,684	1,798	277	4,358
Ending balance	$ 2,508	$ 4,885	$ 2,319	$ 4,173	$ 12,368	$ 9,415	$ 1,402	$37,070
Net charge-offs/(net recoveries) to average net loans outstanding	(0.02)%	0.30 %	(0.04)%	— %	— %	0.03 %	0.24 %	0.04 %

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2019								
Allowance for loan losses:								
Beginning balance	$ 2,789	$ 5,826	$ 3,292	$ 3,972	$ 12,516	$ 8,165	$ 1,250	$37,810
Charge-offs	(266)	(981)	(45)	(6)	(896)	(341)	(434)	(2,969)
Recoveries	95	646	8	5	700	180	165	1,799
Provision	(218)	(503)	(656)	(21)	(1,682)	(145)	345	(2,880)
Ending balance	$ 2,400	$ 4,988	$ 2,599	$ 3,950	$ 10,638	$ 7,859	$ 1,326	$33,760
Net charge-offs/(net recoveries) to average net loans outstanding	0.19 %	0.15 %	0.02 %	— %	0.02 %	0.02 %	0.33 %	0.04 %

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2018								
Allowance for loan losses:								
Beginning balance	$ 2,294	$ 4,837	$ 2,989	$ 3,669	$ 8,668	$ 5,700	$ 1,243	$29,400
Charge-offs	(95)	(585)	—	—	(830)	(251)	(561)	(2,322)
Recoveries	119	1,057	148	30	612	107	162	2,235
Provision	471	517	155	273	4,066	2,609	406	8,497
Ending balance	$ 2,789	$ 5,826	$ 3,292	$ 3,972	$ 12,516	$ 8,165	$ 1,250	$37,810
Net charge-offs/(net recoveries) to average net loans outstanding	(0.03)%	(0.21)%	(0.08)%	(0.01)%	0.02 %	0.02 %	0.48 %	— %

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

The following table presents the allowance for credit losses by type of loans, the percentage of the allocation for each category to the total allowance and the percentage of all loans in each category to total loans as of December 31, 2022, 2021, 2020, 2019 and 2018:

	2022			2021		
	Amount	**% of Total Allowance**	**% of Loans to Total Loans**	Amount	% of Total Allowance	% of Loans to Total Loans
	(In Thousands)			(In Thousands)		
Agricultural	**$ 2,542**	**6.13 %**	**3.63 %**	$ 2,261	6.37 %	4.02 %
Commercial and financial	**6,259**	**15.10**	**8.67**	4,269	12.04 %	8.35
Real estate:						
Construction, 1 to 4 family residential	**1,111**	**2.68**	**2.97**	818	2.31 %	3.03
Construction, land development and commercial	**3,078**	**7.43**	**6.31**	1,482	4.18 %	4.77
Mortgage, farmland	**2,989**	**7.21**	**8.25**	3,433	9.68 %	8.75
Mortgage, 1 to 4 family first liens	**11,147**	**26.91**	**36.40**	8,340	23.52 %	34.19
Mortgage, 1 to 4 family junior liens	**3,061**	**7.39**	**4.02**	3,158	8.90 %	4.30
Mortgage, multi-family	**4,435**	**10.70**	**14.06**	3,715	10.47 %	14.39
Mortgage, commercial	**4,981**	**12.02**	**12.96**	6,783	19.12 %	15.09
Loans to individuals	**1,397**	**3.37**	**1.18**	771	2.17 %	1.23
Obligations of state and political subdivisions	**440**	**1.06**	**1.55**	440	1.24 %	1.88
	$ 41,440	**100.00 %**	**100.00 %**	$ 35,470	100.00 %	100.00 %

	2020			2019		
Agricultural	$ 2,508	6.77 %	3.50 %	$ 2,400	7.11 %	3.46 %
Commercial and financial	4,885	13.18	10.56	4,988	14.77 %	8.39
Real estate:						
Construction, 1 to 4 family residential	907	2.45	2.62	1,113	3.30 %	3.04
Construction, land development and commercial	1,412	3.81	4.13	1,486	4.40 %	4.11
Mortgage, farmland	4,173	11.26	9.12	3,950	11.70 %	9.20
Mortgage, 1 to 4 family first liens	10,871	29.32	32.92	9,045	26.79 %	34.51
Mortgage, 1 to 4 family junior liens	1,497	4.04	4.72	1,593	4.72 %	5.65
Mortgage, multi-family	4,462	12.04	13.80	3,823	11.32 %	13.29
Mortgage, commercial	4,953	13.36	15.39	4,036	11.95 %	15.24
Loans to individuals	752	2.03	1.16	853	2.53 %	1.22
Obligations of state and political subdivisions	650	1.74	2.08	473	1.41	1.89
	$ 37,070	100.00 %	100.00 %	$ 33,760	100.00 %	100.00 %

	2018		
	Amount	% of Total Allowance	% of Loans to Total Loans
	(In Thousands)		
Agricultural	$ 2,789	7.38 %	3.53 %
Commercial and financial	5,826	15.41 %	8.73
Real estate:			
Construction, 1 to 4 family residential	1,297	3.43 %	2.75
Construction, land development and commercial	1,995	5.28 %	4.33
Mortgage, farmland	3,972	10.51 %	9.00
Mortgage, 1 to 4 family first liens	10,750	28.43 %	34.71
Mortgage, 1 to 4 family junior liens	1,766	4.67 %	5.81
Mortgage, multi-family	4,083	10.80 %	13.41
Mortgage, commercial	4,082	10.80 %	14.58
Loans to individuals	723	1.91 %	1.14
Obligations of state and political subdivisions	527	1.38	2.01
	$ 37,810	100.00 %	100.00 %

The Company believes that the allowance for credit losses is at a level commensurate with the overall risk exposure of the loan portfolio. However, if economic conditions deteriorate, certain borrowers may experience difficulty and the level of non-performing loans, charge-offs and delinquencies could rise and require increases in the allowance for credit losses. The Company will continue to monitor the adequacy of the allowance on a quarterly basis and will consider the impact of economic conditions on the borrowers' ability to repay, loan collateral values, past collection experience, the risk characteristics of the loan portfolio and such other factors that deserve current recognition.

Noninterest Income

The following table sets forth the various categories of noninterest income for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,			$ Change		% Change	
	2022	2021	2020	2022/2021	2021/2020	2022/2021	2021/2020
	(Amounts in thousands)						
Net gain on sale of loans	$ 1,517	$ 7,588	$ 6,678	$ (6,071)	$ 910	(80.01)%	13.63 %
Trust fees	12,284	13,521	10,275	(1,237)	3,246	(9.15)	31.59
Service charges and fees	12,646	11,774	10,186	872	1,588	7.41	15.59
Other noninterest income	1,333	581	1,187	752	(606)	129.43	(51.05)
Gain on sale of investment securities	$ —	$ —	$ 10	—	(10)	—	(100.00)
	$ 27,780	$ 33,464	$ 28,336	$ (5,684)	$ 5,128	(16.99)%	18.10 %

The noninterest income of the Company was $27.78 million in 2022 compared to $33.46 million in 2021. The decrease of $5.68 million in 2022 was the result of a combination of factors discussed below.

The net gain on the sale of loans was $1.52 million and $7.59 million for the years ended December 31, 2022 and 2021, respectively, a decrease of 80.01% for the year ended December 31, 2022 compared to the same period in 2021. The amount of the net gain on sale of secondary market mortgage loans in each year can vary significantly. The volume of activity in these types of loans is directly related to the level of interest rates as well as the current origination and refinancing activity. The volume was significantly impacted by the Federal Reserve Board's increases to the federal funds rate in 2022, resulting in a significant decline in the amount of mortgage loan origination and refinance activity. The servicing of the loans sold into the secondary market is not retained by the Company so these loans do not provide an ongoing stream of income.

Trust fees were $12.28 million and $13.52 million for the years ended December 31, 2022 and 2021, respectively, a decrease of 9.15% for the year ended December 31, 2022 compared to the same period in 2021. This is primarily driven by the decrease in assets under management of $0.291 billion from $2.553 billion as of December 31, 2021 to $2.262 billion as of December 31, 2022 and decreased investment transaction activity. The trust assets that are the most volatile are those that are held in common stocks, which amount to approximately 68% of assets under management. In 2022, the Dow Jones Industrial Average decreased 8.78%.

Services charges and fees were $12.64 million and $11.77 million for the years ended December 31, 2022 and 2021, respectively, an increase of 7.41% for the year ended December 31, 2022 compared to the same period in 2021. This is primarily due to an increase in debit and credit card interchange fees of $0.39 million compared to 2021 with increased usage activity and an increase in overdraft and non-sufficient funds fees of $0.47 million compared to 2021.

Other noninterest income increased $0.75 million in 2022 primarily due to a lower net loss recognized on the tax credit real estate compared to 2021.

Noninterest Expenses

The following table sets forth the various categories of noninterest expenses for the year ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,			$ Change		% Change	
	2022	2021	2020	2022/2021	2021/2020	2022/2021	2021/2020
	(Amounts in thousands)						
Salaries and employee benefits	$ 43,468	$ 42,458	$ 40,621	$ 1,010	$ 1,837	2.38 %	4.52 %
Occupancy	4,549	4,152	4,343	397	(191)	9.56	(4.40)
Furniture and equipment	6,937	7,276	7,357	(339)	(81)	(4.66)	(1.10)
Office supplies and postage	1,837	1,739	1,799	98	(60)	5.64	(3.34)
Advertising and business development	2,576	2,132	2,082	444	50	20.83	2.40
Outside services	12,766	12,592	11,069	174	1,523	1.38	13.76
FDIC insurance assessment	1,079	1,043	856	36	187	3.45	21.85
Other noninterest expense	2,363	9,949	7,504	(7,586)	2,445	(76.25)	32.58
	$ 75,575	$ 81,341	$ 75,631	$ (5,766)	$ 5,710	(7.09)%	7.55 %

Total noninterest expenses were $75.58 and $81.34 million for the years ended December 31, 2022 and 2021, respectively. The decrease is $5.77 million or 7.09% in 2022 and an increase of $5.71 million or 7.55% in 2021.

Salaries and employee benefits increased $1.01 million in 2022. The increase is primarily the result of annual salary adjustments.

Other noninterest expenses decreased $7.59 million in 2022 primarily due to $7.69 million in fees incurred from the prepayment of FHLB borrowings in 2021.

Income Taxes

Income tax expense was $13.11, $14.01 and $11.28 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company's income tax expense included a one-time increase in state income tax expense related to the 2022 enactment of changes in the Iowa bank franchise tax rates. This legislation reduces the Iowa bank franchise tax rate applied to apportioned income for 2023 and future years and required the Company to reduce net deferred tax assets and increase income tax expense. Income taxes as a percentage of income before income taxes were 21.55% in 2022, 22.56% in 2021 and 22.59% in 2020. The amount of tax credits were $0.48, $0.48 and $0.05 million for 2022, 2021, and 2020, respectively.

Effects of Inflation

The consolidated financial statements and the accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact in the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services. Liquidity and interest rate adjustments are features of the Company's asset/liability management, which are important to the maintenance of acceptable performance levels. Item 7A of this Form 10-K contains a more thorough discussion of interest rate risk. The Company attempts to maintain a balance between monetary assets and monetary liabilities to offset the potential effects of changing interest rates.

Liquidity and Capital Resources

The objective of liquidity management is to ensure the availability of sufficient cash flows to fund operations, to meet depositor withdrawals, to provide for our customers' credit needs and to meet maturing obligations and existing commitments. The Company's principal source of funds is deposits. Other sources include loan principal repayments, proceeds from the maturity and sale of investment securities, federal funds purchased, advances from the FHLB, advances on bank lines of credit, brokered deposit relationships and funds provided by operations. Liquidity management is conducted on both a daily and a long-term basis. Investments in liquid assets are adjusted based on expected loan demand, projected loan and investment securities maturities and payments, expected deposit flows and the objectives set by the Company's asset-liability management, liquidity and contingency funding policies.

As of December 31, 2022, the Company had additional borrowing capacity available from the FHLB of $955.12 million. The Company had $40.00 million outstanding in FHLB overnight borrowings as of December 31, 2022. In addition, the Company had $87.94 million in borrowing capacity available through secured and unsecured lines of credit with correspondent banks. The Company had $82.06 million outstanding under those federal funds lines as of December 31, 2022.

On an unconsolidated basis, the Company had cash balances of $0.60 million as of December 31, 2022. In 2022, the Company received dividends of $12.81 million from its subsidiary Bank and used those funds to pay dividends to its stockholders of $9.30 million and to fund purchases of treasury stock under the 2005 Stock Repurchase Program. The total purchase of treasury stock under the 2005 Stock Repurchase Program totaled $7.91 and $3.57 million for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, stockholders' equity, before deducting for the maximum cash obligation related to the ESOP, was $479.27 million and $488.46 million, respectively. This measure of stockholders' equity as a percent of total assets was 12.04% at December 31, 2022 and 12.08% at December 31, 2021. As of December 31, 2022, total equity, after deducting the maximum cash value related to the ESOP, was 10.76% of assets compared to 10.84% of assets at the prior year end.

The Company and the Bank are subject to the Federal Deposit Insurance Corporation Improvement Act of 1991, and the Bank is subject to Prompt Corrective Action Rules as determined and enforced by the Federal Reserve. These regulations establish minimum capital requirements that member banks must maintain.

The Bank is classified as "well-capitalized" by FDIC capital guidelines. For more information regarding regulatory capital requirements, see the section under Part I, Item 1 to this 10-K captioned "Supervision and Regulation."

On a consolidated basis, 2022 cash flows from operations provided $56.46 million, proceeds from maturities of investments available for sale provided $78.04 million and proceeds from FHLB borrowings and federal funds purchased provided $121.81 million. These cash flows and cash and cash equivalents of $781.92 million as of December 31, 2021 were invested $358.98 million in purchases of investment securities and $447.84 million of loans made to customers. In addition, $1.91 million was used to purchase property and equipment.

The Bank has a contingency funding plan to address liquidity issues in times of crisis. The primary source of funding will be the Bank's customer deposit base. The Bank has established alternative sources of funding available to increase liquidity. The availability of the funding sources is tested on an annual basis. The Bank performs quarterly stress testing to determine if the Bank has an appropriate amount of funding sources to address potential liquidity needs. At December 31, 2022, the Bank had total outstanding loan commitments and unused portions of lines of credit totaling $708.35 million (see Note 16 to the Company's Consolidated Financial Statements). Management believes that its liquidity levels are sufficient at this time, but the Bank may increase its liquidity by limiting the growth of its assets, by selling more loans in the secondary market or selling portions of loans to other banks through participation agreements. Another liquidity source includes obtaining additional funds from the Federal Home Loan Bank (FHLB). As of December 31, 2022, the Bank can obtain an additional $955.12 million from the FHLB based on the current real estate mortgage loans held. In addition, the Bank has arranged $77.94 million of credit lines at three banks. The borrowings under these credit lines would be secured by the Bank's investment securities. Other liquidity sources include a $10.00 million line of credit with the Federal Reserve Bank of Chicago and various sources of brokered deposits.

The following table shows outstanding balances, weighted average interest rates at year end, maximum month-end balances, average month-end balances and weighted average interest rates of Federal Home Loan Bank borrowings during 2022, 2021 and 2020:

	2022	2021	2020
	(Amounts In Thousands)		
Outstanding balance as of December 31	$ 40,000	$ —	$ 105,000
Weighted average interest rate at year end	4.62 %	2.82 %	2.93 %
Maximum month-end balance	40,000	105,000	185,000
Average month-end balance	2,043	101,895	181,093
Weighted average interest rate for the year	4.62 %	2.82 %	2.93 %

The following table shows outstanding balances, weighted average interest rates at year end, maximum month-end balances, average month-end balances and weighted average interest rates of federal funds purchased and securities sold under agreements to repurchase during 2022, 2021 and 2020:

	2022	2021	2020
	(Amounts In Thousands)		
Outstanding balance as of December 31	$ 82,061	$ 249	$ —
Weighted average interest rate at year end	4.73 %	0.47 %	— %
Maximum month-end balance	82,061	249	—
Average month-end balance	3,648	6	—
Weighted average interest rate for the year	4.73 %	0.47 %	0.93 %

The Bank has off-balance sheet commitments to fund additional borrowings of customers. Contractual commitments to fund loans are met from the proceeds of federal funds sold or investment securities and additional borrowings. Many of the contractual commitments to extend credit will not be funded because they represent the credit limits on credit cards and home equity lines of credits.

As disclosed in Note 16 to the Company's Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contracts. The following table summarizes significant contractual obligations and other commitments as of December 31, 2022:

| | **Payments Due By Period** | | | | |
| | **(Amounts In Thousands)** | | | | |
	Total	**Less Than One Year**	**One - Three Years**	**Three - Five Years**	**More Than Five Years**
Contractual obligations:					
Long-term debt obligations	$ 122,061	$ 122,061	$ —	$ —	$ —
Operating lease obligations	489	402	82	3	2
Total contractual obligations:	$ 122,550	$ 122,463	$ 82	$ 3	$ 2
Other commitments:					
Lines of credit	$ 701,729	$ 461,622	$ 201,441	$ 34,305	$ 4,361
Standby letters of credit	6,618	6,618	—	—	—
Total other commitments	$ 708,347	$ 468,240	$ 201,441	$ 34,305	$ 4,361

The Company and the Bank have no additional material commitments or plans that will materially affect liquidity or capital resources. Property and equipment may be acquired in cash purchases, or they may be financed if favorable terms are available.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is to changes in interest rates. Interest rate risk is the risk to current or anticipated earnings or capital arising from movements in interest rates. Interest rate risk arises from repricing risk, basis risk, yield curve risk and options risk. Repricing risk is the difference between the timing of rate changes and the timing of cash flows. Basis risk is the difference from changing rate relationships among different yield curve affecting Bank activities. Yield curve risk is the difference from changing rate relationships across the spectrum of maturities. Option risk is the difference resulting from interest-related options imbedded in Bank products. The Bank's primary source of interest rate risk exposure arises from repricing risk. To measure this risk the Bank uses a static gap measurement system that identifies the repricing gaps across the full maturity spectrum of the Bank's assets and liabilities and an earnings simulation approach. The gap schedule is known as the interest rate sensitivity report. The report reflects the repricing characteristics of the Bank's assets and liabilities. The report details the calculation of the gap ratio. This ratio indicated the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period, and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The Company's asset/liability management, or its management of interest rate risk, is focused primarily on evaluating and managing net interest income given various risk criteria. Factors beyond the Company's control, such as market interest rates and competition, may also have an impact on the Company's interest income and interest expense. In the absence of other factors, the Company's overall yield on interest-earning assets will increase as will its cost of funds on its interest-bearing liabilities when market interest rates increase over an extended period of time. Inversely, the Company's yields and cost of funds will decrease when market rates decline. The Company is able to manage these swings to some extent by attempting to control the maturity or rate adjustments of its interest-earning assets and interest-bearing liabilities over given periods of time.

The Bank maintains an Asset/Liability Committee, which meets at least quarterly to review the interest rate sensitivity position and to review and develop various strategies for managing interest rate risk within the context of the following factors: 1) capital adequacy, 2) asset/liability mix, 3) economic outlook, 4) market characteristics and 5) the interest rate forecast. In addition, the Bank uses a simulation model to review various assumptions relating to interest rate movement. The model attempts to limit rate risk even if it appears the Bank's asset and liability maturities are perfectly matched and a favorable interest margin is present. The Bank's policy is to generally maintain a balance between profitability and interest rate risk.

The Bank uses derivative financial instruments, when needed, to manage the impact of changes in interest rates on future interest income or interest expense. The Bank is exposed to credit-related losses in the event of nonperformance by the counterparties to these derivative instruments, but believe the risk of these losses has been minimized by entering into the contracts with large, stable financial institutions.

In order to minimize the potential effects of adverse material and prolonged increases or decreases in market interest rates on the Company's operations, management has implemented an asset/liability program designed to mitigate the Company's interest rate sensitivity. The program emphasizes the origination of adjustable rate loans, which are held in the portfolio, the investment of excess cash in short or intermediate term interest-earning assets, and the solicitation of transaction deposit accounts, which are less sensitive to changes in interest rates and can be re-priced rapidly.

The table set forth below includes the portion of the balances in interest-bearing checking, savings and money market accounts that management has estimated to mature within one year. The classifications are used because the Bank's historical data indicates that these have been very stable deposits without much interest rate fluctuation. Historically, these accounts would not need to be adjusted upward as quickly in a period of rate increases so the interest risk exposure would be less than the re-pricing schedule indicates. The FHLB borrowings are classified based on either their due date or if they are callable on their most likely call date based on the interest rate.

	Repricing Maturities Immediately	Days 2-30	31-90	91-180	181-365	More Than One Year	Total
		(Amounts in Thousands)					
Earning assets:							
Excess Cash	$ 1,273	$ —	$ —	$ —	$ —	$ —	$ 1,273
Federal funds sold	—	—	—	—	—	—	—
Investment securities	—	10,207	8,926	37,164	53,357	672,911	782,565
Loans	11,716	247,476	41,251	112,105	168,308	2,527,257	3,108,113
Total earning assets	12,989	257,683	50,177	149,269	221,665	3,200,168	3,891,951
Sources of funds:							
Interest-bearing checking and savings accounts	110,762	—	—	—	—	2,034,246	2,145,008
Certificates of deposit	—	21,760	46,014	91,095	99,597	306,443	564,909
FHLB borrowings	40,000	—	—	—	—	—	40,000
Federal funds and repurchase agreements	82,061	—	—	—	—	—	82,061
	232,823	21,760	46,014	91,095	99,597	2,340,689	2,831,978
Other sources, primarily noninterest-bearing	—	—	—	—	—	1,278,887	1,278,887
Total sources	232,823	21,760	46,014	91,095	99,597	3,619,576	4,110,865
Interest Rate Gap	$ (219,834)	$ 235,923	$ 4,163	$ 58,174	$ 122,068	$ (419,408)	$ (218,914)
Cumulative Interest Rate Gap at December 31, 2022	$ (219,834)	$ 16,089	$ 20,252	$ 78,426	$ 200,494	$ (218,914)	
Gap Ratio	0.06	11.84	1.09	1.64	2.23	0.88	
Cumulative Gap Ratio	0.06	1.06	1.07	1.20	1.41	0.95	

Based on the data following, net interest income should decline with instantaneous increases in interest rates while net interest income should increase with instantaneous declines in interest rates. Generally, during periods of increasing interest rates, the Company's interest rate sensitive liabilities would re-price faster than its interest rate sensitive assets causing a decline in the Company's interest rate spread and margin. This would tend to reduce net interest income because the resulting increase in the Company's cost of funds would not be immediately offset by an increase in its yield on earning assets. In times of decreasing interest rates, fixed rate assets could increase in value and the lag in re-pricing of interest rate sensitive assets could be expected to have a positive effect on the Company's net interest income.

The following table, which presents principal cash flows and related weighted average interest rates by expected maturity dates, provides information about the Company's loans, investment securities and deposits that are sensitive to changes in interest rates.

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
				(Amounts In Thousands)				
Assets:								
Loans, fixed:								
Balance	$ 383,369	$ 131,498	$ 331,547	$ 333,445	$ 380,785	$ 408,806	$1,969,450	$ 1,257,399
Average interest rate	6.05 %	4.37 %	4.04 %	3.82 %	4.42 %	4.04 %	4.49 %	
Loans, variable:								
Balance	$ 145,654	$ 67,100	$ 197,123	$ 166,156	$ 194,841	$ 367,789	$1,138,663	$ 1,673,749
Average interest rate	4.43 %	4.38 %	3.75 %	3.50 %	4.08 %	3.79 %	3.91 %	
Investments (1):								
Balance	$ 112,170	$ 206,622	$ 138,184	$ 95,228	$ 40,954	$ 186,427	$ 779,585	$ 779,585
Average interest rate	2.32 %	2.07 %	1.57 %	1.46 %	1.96 %	2.39 %	2.01 %	
Liabilities:								
Liquid deposits (2):								
Balance	$ —	$ —	$ —	$ —	$ —	$ —	$2,143,726	$ 2,145,185
Average interest rate	— %	— %	— %	— %	— %	— %	0.67 %	
Deposits, certificates:								
Balance	$ 257,239	$ 246,763	$ 40,144	$ 14,933	$ 5,830	$ —	$ 564,909	$ 565,303
Average interest rate	2.04 %	2.15 %	0.73 %	0.86 %	0.97 %	— %	1.95 %	

(1) Includes all available-for-sale investments, federal funds and Federal Home Loan Bank stock.
(2) Includes NOW and other demand, savings and money market funds.

Item 8. **Consolidated Financial Statements and Supplementary Data**

The consolidated financial statements and supplementary data are included on pages 53 through 117.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Hills Bancorporation
Hills, Iowa

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hills Bancorporation (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2023, expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company has changed its method of accounting for the allowance for credit losses in 2021 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's allowance for credit losses on loans was $41.4 million at December 31, 2022. The Company's allowance for credit losses on unfunded loan commitments was $4.4 million. Together these amounts represent the allowance for credit losses (ACL). The Company uses the discounted cash flow (DCF) method to estimate expected losses for most of the Company's loan pools that exhibit similar risk characteristics. For each of these loan pools, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers when modeling lifetime probability of default and loss given default. The Company's analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan pools. Loans that do not share risk characteristics are evaluated on an individual basis. For loans individually evaluated, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The Company applies expected funding percentages to the respective model loss rates to estimate the allowance related to unfunded commitments.

Auditing management's estimate of the allowances for credit losses involved a high degree of subjectivity due to the complexities of the probability of default and loss given default models and the nature of the qualitative factor adjustments. Management's qualitative factor adjustments are highly judgmental and had a significant effect on the ACL.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the ACL and allowance for unfunded commitments included the following procedures, among others:

- Obtained an understanding of the Company's process for establishing the ACL, including the implementation of models and assumptions and the qualitative factor adjustments of the ACL
- Obtained an understanding, evaluated the design, and tested the operating effectiveness of controls, including information technology, over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:

  ◦ Loan data completeness and accuracy
  ◦ Grouping of loans by segment
  ◦ Model inputs utilized
  ◦ Approval of model assumptions selected
  ◦ Establishment of qualitative factors

- Tested the mathematical accuracy of the calculation of the ACL
- Tested individual loan files to evaluate the reasonableness of loan credit risk ratings
- Tested the completeness and accuracy of inputs utilized in the calculation of the ACL
- Evaluated the reasonableness of selected loss drivers utilized and loss driver forecasts for each loan segment
- Tested the reasonableness of specific reserves on individually evaluated loans
- Tested estimated funding rate of unfunded loan commitments
- Evaluated the qualitative adjustments, including assessing the reasonableness and basis for adjustments
- Evaluate the accuracy and completeness of Topic 326 disclosures in the consolidated financial statements

/s/ FORVIS, LLP (Formerly, BKD, LLP)

We have served as the Company's auditor since 2012.

Springfield, Missouri
March 3, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Hills Bancorporation
Hills, Iowa

Opinion on the Internal Control over Financial Reporting

We have audited Hills Bancorporation's (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, and our report dated March 3, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on the Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. Because management's assessment and our audit also were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of Hills Bancorporation's internal control over financial reporting included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

Springfield, Missouri
March 3, 2023

HILLS BANCORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(Amounts In Thousands, Except Shares)

ASSETS	2022	2021
Cash and cash equivalents	$ 36,641	$ 781,918
Investment securities available for sale at fair value (amortized cost 2022 $830,302; 2021 $549,386) (Notes 1, 2 and 14)	776,104	551,354
Stock of Federal Home Loan Bank	6,461	4,546
Loans held for sale	1,663	5,716
Loans, net of allowance for credit losses (2022 $41,440; 2021 $35,470) (Notes 1, 3, and 13)	3,066,981	2,625,062
Property and equipment, net (Note 4)	33,518	34,290
Tax credit real estate	9,152	9,815
Accrued interest receivable	15,782	11,437
Deferred income taxes, net (Notes 1 and 11)	24,061	9,125
Goodwill	2,500	2,500
Other assets	7,618	8,799
Total Assets	$ 3,980,481	$ 4,044,562
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 647,450	$ 633,101
Interest-bearing deposits (Note 6)	2,709,917	2,900,893
Total deposits	3,357,367	3,533,994
Other short-term borrowings, federal funds purchased (Note 7)	82,061	249
Federal Home Loan Bank borrowings (Note 8)	40,000	—
Accrued interest payable	1,394	1,165
Allowance for credit losses on off-balance sheet credit exposures	4,430	3,850
Other liabilities	15,958	16,841
Total Liabilities	3,501,210	3,556,099
Commitments and Contingencies (Notes 10 and 16)		
Redeemable Common Stock Held By Employee Stock		
Ownership Plan (ESOP) (Note 10)	51,011	50,013
Stockholders' Equity (Note 12)		
Common stock, no par value; authorized 20,000,000 shares; issued 2022 10,348,123 shares; 2021 10,329,493 shares	—	—
Paid in capital	63,220	60,938
Retained earnings	512,841	474,392
Accumulated other comprehensive gain (loss) (Note 9)	(41,060)	1,477
Treasury stock at cost (2022 1,122,639 shares; 2021 1,029,853 shares)	(55,730)	(48,344)
Total Stockholders' Equity	479,271	488,463
Less maximum cash obligation related to ESOP shares (Note 10)	51,011	50,013
Total Stockholders' Equity Less Maximum Cash Obligations Related To ESOP Shares	428,260	438,450
Total Liabilities & Stockholders' Equity	$ 3,980,481	$ 4,044,562

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands, Except Per Share Amounts)

		2022		2021		2020
Interest income:						
Loans, including fees	$	**115,396**	$	113,648	$	120,196
Investment securities:						
Taxable		**8,662**		3,604		3,512
Nontaxable		**4,140**		3,854		3,876
Federal funds sold		**2,889**		983		945
Total interest income		**131,087**		122,089		128,529
Interest expense:						
Deposits		**15,818**		14,712		21,553
Other borrowings		**173**		—		—
FHLB borrowings		**94**		2,915		5,399
Total interest expense		**16,085**		17,627		26,952
Net interest income		**115,002**		104,462		101,577
Credit loss (benefit) expense (Note 3)		**6,340**		(5,507)		4,358
Net interest income after credit loss (benefit) expense		**108,662**		109,969		97,219
Noninterest income:						
Net gain on sale of loans		**1,517**		7,588		6,678
Trust fees		**12,284**		13,521		10,275
Service charges and fees		**12,646**		11,774		10,186
Other noninterest income		**1,333**		581		1,187
Gain on sale of investment securities		**—**		—		10
		27,780		33,464		28,336
Noninterest expenses:						
Salaries and employee benefits		**43,468**		42,458		40,621
Occupancy		**4,549**		4,152		4,343
Furniture and equipment		**6,937**		7,276		7,357
Office supplies and postage		**1,837**		1,739		1,799
Advertising and business development		**2,576**		2,132		2,082
Outside services		**12,766**		12,592		11,069
FDIC insurance assessment		**1,079**		1,043		856
Other noninterest expenses		**2,363**		9,949		7,504
		75,575		81,341		75,631
Income before income taxes		**60,867**		62,092		49,924
Income taxes (Note 11)		**13,114**		14,007		11,277
Net income	$	**47,753**	$	48,085	$	38,647
Earnings per share:						
Basic	$	**5.15**	$	5.16	$	4.12
Diluted		**5.15**		5.16		4.12

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands)

	2022	2021	2020
Net income	$ **47,753**	$ 48,085	$ 38,647
Other comprehensive income (loss)			
Securities:			
Net change in unrealized (loss) gain on securities available for sale	**(56,166)**	(9,734)	7,478
Reclassification adjustment for net (gains) realized in net income	**—**	—	(10)
Income taxes	**13,629**	2,429	(1,864)
Other comprehensive (loss) income on securities available for sale	**(42,537)**	(7,305)	5,604
Derivatives used in cash flow hedging relationships:			
Net change in unrealized loss on derivatives	**—**	—	(335)
Reclassification adjustment for losses realized in net income	**—**	—	2,684
Income taxes	**—**	—	(586)
Other comprehensive income on cash flow hedges	**—**	—	1,763
Other comprehensive (loss) income, net of tax	**(42,537)**	(7,305)	7,367
Comprehensive income	$ **5,216**	$ 40,780	$ 46,014

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands, Except Share Data)

	Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Maximum Cash Obligation Related To ESOP Shares	Total
Balance, December 31, 2019	$ 55,943	$ 409,509	$ 1,415	$ (39,830)	$ (51,826)	$ 375,211
Issuance of 110,337 shares of common stock	4,177	—	—	2,939	—	7,116
Issuance of 7,449 shares of common stock under the employee stock purchase plan	413	—	—	—	—	413
Unearned restricted stock compensation	(68)	—	—	—	—	(68)
Forfeiture of 4,863 shares of common stock	(257)	—	—	—	—	(257)
Share-based compensation	25	—	—	—	—	25
Change related to ESOP shares	—	—	—	—	4,497	4,497
Net income	—	38,647	—	—	—	38,647
Cash dividends ($0.89 per share)	—	(8,325)	—	—	—	(8,325)
Purchase of 133,622 shares of common stock	—	—	—	(8,550)	—	(8,550)
Other comprehensive (loss)	—	—	7,367	—	—	7,367
Balance, December 31, 2020	$ 60,233	$ 439,831	$ 8,782	$ (45,441)	$ (47,329)	$ 416,076
Cumulative change in accounting principle (Note 1)		(4,751)				(4,751)
Balance, January 1, 2021 (as adjusted for change in accounting principle)	60,233	435,080	8,782	(45,441)	(47,329)	411,325
Issuance of 24,513 shares of common stock	952	—	—	666	—	1,618
Issuance of 7,334 shares of common stock under the employee stock purchase plan	427	—	—	—	—	427
Unearned restricted stock compensation	(244)	—	—	—	—	(244)
Forfeiture of 8,083 shares of common stock	(455)	—	—	—	—	(455)
Share-based compensation	25	—	—	—	—	25
Change related to ESOP shares	—	—	—	—	(2,684)	(2,684)
Net income	—	48,085	—	—	—	48,085
Cash dividends ($0.94 per share)	—	(8,773)	—	—	—	(8,773)
Purchase of 55,119 shares of common stock	—	—	—	(3,569)	—	(3,569)
Other comprehensive income	—	—	(7,305)	—	—	(7,305)
Balance, December 31, 2021	$ 60,938	$ 474,392	$ 1,477	$ (48,344)	$ (50,013)	$ 438,450
Issuance of 43,655 shares of common stock	2,309	—	—	520	—	2,829
Issuance of 6,637 shares of common stock under the employee stock purchase plan	417	—	—	—	—	417
Unearned restricted stock compensation	322	—	—	—	—	322
Forfeiture of 12,727 shares of common stock	(791)	—	—	—	—	(791)
Share-based compensation	25	—	—	—	—	25
Change related to ESOP shares	—	—	—	—	(998)	(998)
Net income	—	47,753	—	—	—	47,753
Cash dividends ($1.00 per share)	—	(9,304)	—	—	—	(9,304)
Purchase of 111,721 shares of common stock	—	—	—	(7,906)	—	(7,906)
Other comprehensive income	—	—	(42,537)	—	—	(42,537)
Balance, December 31, 2022	$ 63,220	$ 512,841	$ (41,060)	$ (55,730)	$ (51,011)	$ 428,260

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands)

	2022	2021	2020
Cash Flows from Operating Activities			
Net income	$ 47,753	$ 48,085	$ 38,647
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation	2,683	3,052	3,128
Credit loss (benefit) expense	6,340	(5,507)	4,358
Net (gain) on sale of investment securities available for sale	—	—	(10)
Share-based compensation	25	25	25
Compensation expensed through issuance of common stock	1,349	1,618	1,272
Forfeiture of common stock	(791)	(455)	(257)
Provision for deferred income taxes	(1,307)	971	(520)
Net gain on sale of other real estate owned and other repossessed assets	(86)	(51)	(120)
(Increase) decrease in accrued interest receivable	(4,345)	740	265
Amortization of premium on investment securities, net	30	1,203	818
Decrease in other assets	984	392	1,228
Amortization of operating lease right of use assets	105	397	386
Decrease in accrued interest and other liabilities	(332)	(3,627)	(5,527)
Loans originated for sale	(112,391)	(429,343)	(475,187)
Proceeds on sales of loans	117,961	475,162	446,318
Net gain on sales of loans	(1,517)	(7,588)	(6,678)
Net cash and cash equivalents provided by operating activities	56,461	85,074	8,146
Cash Flows from Investing Activities			
Proceeds from maturities of investment securities available for sale	78,036	91,459	85,530
Proceeds from sale of investment securities available for sale	—	—	313
Purchases of investment securities available for sale	(358,982)	(245,378)	(129,359)
Proceeds from sale of stock of FHLB	1	4,201	—
Purchases of stock of FHLB	(1,916)	(575)	—
Loans made to customers, net of collections	(447,838)	52,018	(72,138)
Proceeds on sale of other real estate owned and other repossessed assets	337	55	120
Purchases of property and equipment	(1,911)	(1,464)	(1,860)
Investment in tax credit real estate	—	(4,183)	—
Net changes from tax credit real estate investment	663	1,641	1,007
Net cash and cash equivalents used in investing activities	(731,610)	(102,226)	(116,387)

(Continued)

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands)

	2022	2021	2020
Cash Flows from Financing Activities			
Net (decrease) increase in deposits	(176,627)	341,426	531,204
Net increase in short-term borrowings	81,812	249	—
Net increase (decrease) in FHLB borrowings	40,000	(105,000)	(80,000)
Borrowings from FRB	1	1	1
Payments on FRB borrowings	(1)	(1)	(1)
Issuance of common stock, net of costs	1,242	—	5,844
Stock options exercised	238	—	—
Purchase of treasury stock	(7,906)	(3,569)	(8,550)
Proceeds from the issuance of common stock through the employee stock purchase plan	417	427	413
Dividends paid	(9,304)	(8,773)	(8,325)
Net cash and cash equivalents (used in) provided by financing activities	(70,128)	224,760	440,586
(Decrease) increase in cash and cash equivalents	(745,277)	207,608	332,345
Cash and cash equivalents:			
Beginning of year	781,918	574,310	241,965
End of year	$ 36,641	$ 781,918	$ 574,310
Supplemental Disclosures			
Cash payments for:			
Interest paid to depositors	$ 15,589	$ 15,280	$ 22,294
Interest paid on other obligations	267	2,915	5,399
Income taxes paid	12,529	9,565	9,874
Noncash financing activities:			
Increase (decrease) in maximum cash obligation related to ESOP shares	$ 998	$ 2,684	$ (4,497)
Transfers to other real estate owned	206	96	45
Sale and financing of other real estate owned	47	137	—
Right of use assets obtained in exchange for operating lease obligations	—	—	48

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Activities and Significant Accounting Policies

Nature of activities: Hills Bancorporation (the "Company") is a holding company engaged in the business of commercial banking. The Company's subsidiary is Hills Bank and Trust Company, Hills, Iowa (the "Bank"), which is wholly-owned. The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers primarily in the communities of Hills, Iowa City, Coralville, North Liberty, Lisbon, Mount Vernon, Kalona, Wellman, Cedar Rapids, Marion and Washington, Iowa.

The Bank competes with other financial institutions and non-financial institutions providing similar financial products. Although the loan activity of the Bank is diversified with commercial and agricultural loans, real estate loans, automobile, installment and other consumer loans, the Bank's credit is concentrated in real estate loans. All of the Company's operations are considered to be one reportable operating segment.

Accounting estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain significant estimates: The allowance for credit losses, fair values of securities and other financial instruments, and share-based compensation expense involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at December 31, 2022 may change in the near-term and the effect could be material to the consolidated financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue recognition: Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, letters of credit and investment securities as these activities are not subject to the requirements of ASC 606. Interest income on loans and investment securities is recognized on the accrual method in accordance with written contracts. Loan origination fees of mortgage loans originated for sale are recognized when the loans are sold.

Descriptions of the Company's revenue-generating activities that are within the scope of ASC 606 are the following: Service charges and fees on deposit accounts represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue which includes interchange income, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Trust income represents monthly fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, fees for trust services and similar fiduciary activities. Revenue is recognized when our performance obligation is completed each month, which is generally the time that payment is received.

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. As of December 31, 2022 and 2021, the Company did not have any significant contract balances.

An entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. The Company did not capitalize any contract acquisition costs for the years ending December 31, 2022 and 2021.

Cash and cash equivalents: The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2022 and 2021, cash equivalents consisted primarily of deposits with other banks. The Company maintains amounts in due from banks which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts.

Available-for-sale debt securities and the allowance for credit losses on available-for-sale debt securities: Available-for-sale ("AFS") securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. There were no trading or held to maturity securities as of December 31, 2022 or 2021.

Fair value measurement is based upon quoted market prices in active markets, if available. If quoted prices in active markets are not available, fair value is measured using pricing models or other model-based valuation techniques such as present value of future cash flows, which consider prepayment assumptions and other factors such as credit losses and market liquidity. Unrealized gains and losses are excluded from earnings and reported, net of tax, in other comprehensive income ("OCI"). Premiums on debt securities are amortized to the earliest call date and discounts on debt securities are accreted over the period to maturity of those securities. The method of amortization results in a constant effective yield on those securities (the interest method). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For AFS debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes.

Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level. For asset-backed securities performance indicators considered related to the underlying assets include default rates, delinquency rates, percentage of nonperforming assets, debt-to-collateral ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, analyst reports and forecasts, credit ratings and other market data. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis.

If we intend to sell a debt security or more likely than not we will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses with any incremental impairment reported in earnings.

Accrued interest receivable on AFS debt securities totaled $3.61 million and $2.05 million at December 31, 2022 and 2021, respectively, and is excluded from the estimate of credit losses.

Stock of the Federal Home Loan Bank is carried at cost. The Company has evaluated the stock and determined there is no impairment.

Loans held for sale: Loans held for sale are stated at the lower of aggregate cost or estimated fair value. Loans are sold on a non-recourse basis with servicing released and gains and losses are recognized based on the difference between sales proceeds and the carrying value of the loan. The Company has had very few experiences of repurchasing loans previously sold into the secondary market. A specific reserve was not considered necessary based on the Company's historical experience with repurchase activity.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Loans held for investment</u>: Loans are stated at the amount of unpaid principal, net of deferred loan fees, and reduced by the allowance for credit losses ("ACL"). Accrued interest receivable on loans held for investment totaled $12.17 million and $9.29 million at December 31, 2022 and 2021, respectively, and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Nonrefundable loan fees and origination costs are deferred and recognized as a yield adjustment over the life of the related loan.

The accrual of interest income on loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payments of interest or principal when they become due, which is generally when a loan is 90 days or more past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Loans are returned to an accrual status when all of the principal and interest amounts contractually due are brought current and repayment of the remaining contractual principal and interest is expected. A loan may also return to accrual status if additional collateral is received from the borrower and, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the collection of the amount contractually due. Payment received on nonaccrual loans are applied first to principal. Once principal is recovered, any remaining payments received are applied to interest income. As of December 31, 2022 and 2021, none of the Company's nonaccrual loans were earning interest on a cash basis.

The policy for charging off loans is consistent throughout all loan categories. A loan is charged off based on criteria that includes but is not limited to: delinquency status, financial condition of the entire customer credit line and underlying collateral coverage, economic or external conditions that might impact full repayment of the loan, legal issues, overdrafts, and the customer's willingness to work with the Company.

<u>Allowance for credit losses for loans held for investment</u>: The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments which consist of agricultural, 1 to 4 family first and junior liens, commercial, and consumer lending. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The following provides the credit quality indicators and risk elements that are most relevant and most carefully considered and monitored for each loan portfolio segment.

> *Agricultural* - Agricultural operating loans include loans made to finance agricultural production and other loans to farmers and farming operations. Agricultural loans also include mortgage loans secured by farmland. Agricultural operating loans, most of which are secured by crops and machinery, are provided to finance capital improvement and farm operations as well as acquisitions of livestock and machinery. The ability of the borrower to repay may be affected by many factors outside of the borrower's control including adverse weather conditions, loss of livestock due to disease or other factors, declines in market prices for agricultural products and the impact of government regulations. The ultimate repayment of agricultural operating loans is dependent upon the profitable operation or management of the agricultural entity. Agricultural operating loans generally have a term of one year and may have a fixed or variable rate.

> Mortgage loans secured by farmland are made to individuals and businesses within the Company's trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Terms for real estate loans secured by farmland range from one to ten years with an amortization period of 25 years or less. Generally, interest rates are fixed for mortgage loans secured by farmland. Key economic forecasts used in estimating expected credit losses for this segment include the Iowa unemployment rate and the Iowa real gross domestic product (GDP).

> *1 to 4 Family First and Junior Liens* - The 1 to 4 family first and junior liens portfolio segment is comprised of the single family and home equity loan classes, which are underwritten after evaluating a borrower's capacity to repay,

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credit, and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets, and level of equity in the property. Credit refers to how well a borrower manages their current and prior debts as documented by a credit report that provides credit scores and the borrower's current and past information about their credit history. Collateral refers to the type and use of property, occupancy, and market value. Property appraisals are obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount, and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices and demand and levels of unemployment. Key economic forecasts used in estimating expected credit losses for this segment include the Iowa unemployment rate and the all-transactions house price index for Iowa.

Commercial - The commercial loan portfolio segment is comprised of the commercial real estate mortgage, multifamily residential mortgage, construction/land development and commercial and financial loan classes, whose underwriting standards consider the factors described for single family and home equity loan classes as well as others when assessing the borrower's and associated guarantors or other related party's financial position. These other factors include assessing liquidity, the level and composition of net worth, leverage, considering all other lender amounts and position, an analysis of cash expected to flow through the obligors including the outflow to other lenders, vacancies and prior experience with the borrower. This information is used to assess adequate financial capacity, profitability, and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity, and availability of long-term financing. Key economic forecasts used in estimating expected credit losses for this segment include the Iowa unemployment rate, the all-transactions house price index for Iowa and the Iowa real GDP.

Consumer Lending - The Bank offers consumer loans to individuals including personal loans and automobile loans. These consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than real estate-related loans. Consumer loans collections are dependent on the borrower's continuing financial stability and are more likely to be affected by adverse personal circumstances. Collateral for these loans generally includes automobiles, boats, recreational vehicles and real estate. However, depending on the overall financial condition of the borrower, some loans are made on an unsecured basis. The collateral securing these loans may depreciate over time, may be difficult to recover and may fluctuate in value based on condition. Key economic forecasts used in estimating expected credit losses for this segment include the Iowa unemployment rate and the Iowa real GDP.

The allowance level is influenced by loan volumes, loan credit quality indicator migration or delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics; and second, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. Depending on the nature of the pool of financial assets with similar risk characteristics, the Company uses a discounted cash flow method or remaining life method to estimate expected credit losses.

Discounted cash flow method: In estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, we derive an estimated credit loss assumption from a model that categorizes loan pools based on loan type and purpose. This model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for all loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified or graded loans and the volume of nonaccrual loans; (6) the quality of our loan review system and (7) the value of underlying collateral for collateralized loans. Additional factors include the existence and effect of any concentrations of credit, and changes in the level of such concentrations and the effect of external factors such as competition

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. The Company uses regression analysis of historical internal and peer data to determine which variables are best suited to be economic variables utilized when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the economic variables.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over twelve quarters on a straight-line basis. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Remaining life method: Expected credit losses for credit cards and overdrafts are determined through use of the remaining life method. The remaining life method utilizes average annual charge-off rates and remaining life to estimate the allowance for credit losses. This is done by estimating the amount and timing of principal payments expected to be received as payment for the balance outstanding as of the reporting period and applying those principal payments against the balance outstanding as of the reporting period along with the average annual charge-off rate until the expected payments have been fully allocated.

Collateral dependent financial assets: For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge- offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

The Company’s estimate of the ACL reflects losses expected over the contractual life of the assets, adjusted for estimated prepayments or curtailments. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled debt restructure (TDR). A loan that has been modified or renewed is considered a TDR when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made for the borrower's benefit that would not otherwise be considered for a borrower or transaction with similar credit risk characteristics. The Company’s ACL reflects all effects of a TDR when an individual asset is specifically identified as a reasonably expected TDR. The Company has determined that a TDR is reasonably expected no later than the point when the lender concludes that modification is the best course of action and it is at least reasonably possible that the troubled borrower will accept some form of concession from the lender to avoid a default. Reasonably expected TDRs and executed non-performing TDRs are evaluated individually to determine the required ACL. TDRs performing in accordance with their modified contractual terms for a reasonable period of time may be included in the Company’s existing pools based on the underlying risk characteristics of the loan to measure the ACL.

Allowance for credit losses on off-balance sheet credit exposures, including unfunded loan commitments: The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which is disclosed on the balance sheet. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the ACL methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. No credit loss estimate is reported for off-balance-sheet (OBS) credit exposures that are unconditionally cancellable by the Company, such as credit card receivables, or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. The allowance for credit losses on OBS credit exposures is adjusted as credit loss expense. Categories of OBS credit exposures correspond to the loan portfolio segments described previously.

Troubled debt restructurings (“TDR loans”): A loan is accounted for and reported as a troubled debt restructuring ("TDR") when, for economic or legal reasons, we grant a concession to a borrower experiencing financial difficulty that we would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses to the Company. A restructuring that results in only an insignificant delay in

payment is not considered a concession. A delay may be considered insignificant if the payments subject to the delay are insignificant relative to the unpaid principal or collateral value and the contractual amount due, or the delay in timing of the restructured payment period is insignificant relative to the frequency of payments, the debt's original contractual maturity or original expected duration.

TDRs that are performing and on accrual status as of the date of the modification remain on accrual status. TDRs that are nonperforming as of the date of modification generally remain as nonaccrual until the prospect of future payments in accordance with the modified loan agreement is reasonably assured, generally demonstrated when the borrower maintains compliance with the restructured terms for a predetermined period, normally at least six months. TDRs with temporary below-market concessions remain designated as a TDR regardless of the accrual or performance status until the loan is paid off. However, if the TDR loan has been modified in a subsequent restructure with market terms and the borrower is not currently experiencing financial difficulty, then the loan is no longer classified as a TDR in the quarter following the modification. Management evaluates loans where there is a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower for purposes of estimating the allowance for credit losses.

Section 4013 of the CARES Act, "Temporary Relief From Troubled Debt Restructurings," allowed financial institutions the option to temporarily suspend certain requirements under GAAP related to TDRs for a limited period of time during the COVID-19 pandemic. Under Section 4013 of the CARES Act, loan modifications that qualify for such suspension are those where the borrower was not more than 30 days past due as of December 31, 2019. In addition, the loan modification being made in response to the COVID-19 pandemic must include a deferral or delay in the payment of principal or interest, or change in the interest rate on the loan. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. The relief related to TDRs expired on January 1, 2022. See Note 3 for further discussion.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Credit related financial instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Tax credit real estate: Tax credit real estate represents three multi-family rental properties, three assisted living rental properties, a multi-tenant rental property for persons with disabilities, and a multi-family senior living rental property, all of which are affordable housing projects as of December 31, 2022. The Bank has a 99% or greater limited partnership interest in each limited partnership. The investment in each was completed after the projects had been developed by the general partner. On a regular basis, the Company evaluates recoverability of the carrying value of the tax credit real estate investments to determine if an allowance for credit losses is necessary. The allowance for credit losses is measured by a comparison of the carrying amount of the investments to the future undiscounted cash flows expected to be generated by the investment properties, including the low-income housing tax credits and any estimated proceeds from eventual disposition. If there is an indication of impairment, the allowance for credit losses would be established with a charge to credit loss expense. There were no indications of impairment based on management's evaluation and therefore no allowance for credit losses was determined necessary as of December 31, 2022 and 2021. Depreciation expense is provided on a straight-line basis over the estimated useful life of the assets. Expenditures for normal repairs and maintenance are charged to expense as incurred.

The investments in tax credit real estate are recorded for all years presented using the equity method of accounting, with the exception of the investment in the affordable housing project described below. The operations of the properties are not expected to contribute significantly to the Company's income before income taxes. However, the properties do contribute in the form of income tax credits, which lowers the Company's effective tax rate. Once established, the credits on each property last for ten years and are passed through from the limited partnerships to the Bank and reduces the consolidated federal tax liability of the Company

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2021, the Company provided construction financing and contributed capital of $4.18 million to Del Ray Ridge LP, as limited partner, which owns and operates an affordable housing property in Iowa City, Iowa. The Company accounts for the investment in this tax credit real estate using the proportional amortization method as provided for under Accounting Standards Codification (ASC) 323-740. The investment qualifies for the proportional amortization method as it meets all of the criteria under ASC 323-740-25-1. Substantially all of the projected benefits are from tax credits and other tax benefits due to the minimum buyout clause included in the partnership agreement.

Property and equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using primarily declining-balance methods over the estimated useful lives of 7-40 years for buildings and improvements and 3-10 years for furniture and equipment.

Deferred income taxes: Deferred income taxes are provided under the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.   The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties on unrecognized tax benefits are classified as other noninterest expense. As of December 31, 2022 and 2021, the Company had no material unrecognized tax benefits.

Goodwill: Goodwill represents the excess of cost over the fair value of the net assets acquired, and is not subject to amortization, but requires, at a minimum, annual impairment tests for intangibles that are determined to have an indefinite life.

Other real estate: Other real estate represents property acquired through foreclosures and settlements of loans. Property acquired is carried at the lower of the principal amount of the loan outstanding at the time of acquisition, plus any acquisition costs, or the estimated fair value of the property, less disposal costs. The Bank will obtain updated appraisals to determine the estimated fair value of the property based on the type of collateral securing the loan and the date of the latest appraisal. Subsequent write downs estimated on the basis of later valuations are charged to net loss on sale of other real estate owned and other repossessed assets. Net operating expenses incurred in maintaining such properties are charged to other non-interest expense. Net capital expenditures incurred are capitalized to the property.

Earnings per share: Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of common stock options outstanding. ESOP shares are considered outstanding for this calculation unless unearned.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents calculations of earnings per share:

	Year Ended December 31,		
	2022	2021	2020
	(Amounts In Thousands, except share and per share data)		
Computation of weighted average number of basic and diluted shares:			
Common shares outstanding at the beginning of the year	**9,299,640**	9,330,995	9,351,694
Weighted average number of net shares (redeemed) issued	**(31,792)**	(23,793)	17,571
Weighted average shares outstanding (basic)	**9,267,848**	9,307,202	9,369,265
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	**1,693**	3,660	3,640
Weighted average number of shares (diluted)	**9,269,541**	9,310,862	9,372,905
Net income	**$ 47,753**	$ 48,085	$ 38,647
Earnings per share:			
Basic	**$ 5.15**	$ 5.16	$ 4.12
Diluted	**$ 5.15**	$ 5.16	$ 4.12

Stock awards and options: Compensation expense for stock issued through the stock award plan is accounted for using the fair value method prescribed by FASB ASC 718, "Share-Based Payment" ("ASC 718"). Under this method, compensation expense is measured and recognized for all stock-based awards made to employees and directors based on the fair value of each award as of the date of the grant.

Common stock held by ESOP: The Company's maximum cash obligation related to these shares is classified outside stockholders' equity because the shares are not readily traded and could be put to the Company for cash.

Treasury stock: Treasury stock is accounted for by the cost method, whereby shares of common stock reacquired are recorded at their purchase price.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Company.

Effect of New Financial Accounting Standards

Accounting guidance adopted in 2021

On January 1, 2021, the Company adopted Accounting Standards Update (ASU) 2016-13 Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments*, which requires the recognition of the allowance for credit losses be estimated using the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet (OBS) credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities that are determined to have impairment related to credit losses.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and OBS credit exposures. Results for reporting periods beginning January 1, 2021 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $4.75 million as of January 1, 2021 for the cumulative effect of adopting ASC 326, which includes deferred taxes of $1.58 million. The transition adjustment includes a $2.75 million increase to the Allowance for Credit Losses and the recording of a $3.58 million Allowance for Credit Losses on OBS Credit Exposures.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the impact of ASC 326 (amounts in thousands).

	January 1, 2021		
	As Reported Under ASC 326	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption
Assets:			
Loans			
Allowance for credit losses on loans	$ 39,816	$ 37,070	$ 2,746
Liabilities:			
Allowance for credit losses on off-balance sheet credit exposures	$ 3,584	$ —	$ 3,584

Accounting guidance adopted in 2022

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40), *Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options*. The amendments in this ASU affect entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. An entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option to compensate for goods or services in accordance with the guidance in Topic 718, Compensation-Stock Compensation. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of the ASU by the Company on January 1, 2022 did not have a material impact on the financial statements.

Accounting guidance pending adoption as of December 31, 2022

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 815) *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments in this Update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective date of the amendments. The Company is in the process of evaluating the impact of this ASU on the financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses (Topic 326) *Troubled Debt Restructurings and Vintage Disclosures*. The FASB issued these amendments to eliminate accounting guidance for TDRs by creditors in Subtopic 310-40, *Receivables-Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, and to require that an entity disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost*. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and should be applied prospectively, except as provided in the next sentence. For the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. Early adoption is permitted if

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

an entity has adopted the amendments in Update 2016-03, including adoption in an interim period. The Company is in the process of evaluating the impact of this ASU on the financial statements.

Note 2.   Investment Securities

The carrying values of investment securities at December 31, 2022 and December 31, 2021 are summarized in the following table (Amounts in Thousands):

	December 31, 2022		December 31, 2021	
	Amount	Percent	Amount	Percent
Securities available for sale				
U.S. Treasury	$ 445,392	57.39 %	$ 243,925	44.24 %
Other securities (FHLB, FHLMC and FNMA)	31,934	4.11 %	34,467	6.25 %
State and political subdivisions	248,582	32.03 %	263,516	47.80 %
Mortgage-backed securities and collateralized mortgage obligations	50,196	6.47 %	9,446	1.71 %
Total securities available for sale	$ 776,104	100.00 %	$ 551,354	100.00 %

Investment securities have been classified in the consolidated balance sheets according to management's intent. Available-for-sale securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Municipal bonds are comprised of general obligation bonds and revenue bonds issued by various municipal corporations. As of December 31, 2022 and 2021, all securities held were rated investment grade based upon external ratings where available and, where not available, based upon management knowledge of the local issuers and their financial situations. The Company had no securities designated as trading or held to maturity in its portfolio at December 31, 2022 or 2021.

The carrying amount of available-for-sale securities and their approximate fair values were as follows (Amounts in Thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Allowance for Credit Losses	Estimated Fair Value
December 31, 2022:					
U.S. Treasury	$ 470,581	$ —	$ (25,189)	$ —	$ 445,392
Other securities (FHLB, FHLMC and FNMA)	35,255	—	(3,321)	—	31,934
State and political subdivisions	267,351	239	(19,008)	—	248,582
Mortgage-backed securities and collateralized mortgage obligations	57,115	—	(6,919)	—	50,196
Total	$ 830,302	$ 239	$ (54,437)	$ —	$ 776,104
December 31, 2021:					
U.S. Treasury	$ 244,192	$ 2,011	$ (2,278)	$ —	$ 243,925
Other securities (FHLB, FHLMC and FNMA)	35,353	—	(886)	—	34,467
State and political subdivisions	260,266	4,420	(1,170)	—	263,516
Mortgage-backed securities and collateralized mortgage obligations	9,575	—	(129)	—	9,446
Total	$ 549,386	$ 6,431	$ (4,463)	$ —	$ 551,354

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated fair value of available-for-sale securities classified according to their contractual maturities at December 31, 2022, were as follows (Amounts in Thousands).

	Amortized Cost		Fair Value
Due in one year or less	$	107,154	$ 105,708
Due after one year through five years		510,357	480,989
Due after five years through ten years		111,010	101,286
Due over ten years		44,666	37,925
	$	773,187	$ 725,908
Mortgage-backed securities and collateralized mortgage obligations		57,115	50,196
	$	830,302	$ 776,104

Expected maturities of MBS may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the above summary.

As of December 31, 2022, investment securities with a carrying value of $9.13 million were pledged to collateralize other borrowings. As of December 31, 2022, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

There were no sales of available-for-sale securities for the year ended December 31, 2022 and 2021.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021 (Amounts in Thousands):

		Less than 12 months				12 months or more				Total		
2022												
Description of Securities	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%
U.S. Treasury	89	$ 306,407	$ (10,695)	3.49 %	60	$136,486	$ (14,494)	10.62 %	149	$ 442,893	$ (25,189)	5.69 %
Other securities (FHLB, FHLMC and FNMA)	—	—	—	— %	14	31,934	(3,321)	10.40 %	14	31,934	(3,321)	10.40 %
State and political subdivisions	479	124,647	(3,351)	2.69 %	337	87,221	(15,657)	17.95 %	816	211,868	(19,008)	8.97 %
Mortgage-backed securities and collateralized mortgage obligations	14	43,035	(5,314)	12.35 %	4	7,160	(1,605)	22.42 %	18	50,195	(6,919)	13.78 %
	582	$ 474,089	(19,360)	4.08 %	415	$262,801	(35,077)	13.35 %	997	$ 736,890	$ (54,437)	7.39 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Less than 12 months				12 months or more				Total		
2021												
Description	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%
of Securities												
U.S. Treasury	55	$ 136,867	$ (2,203)	1.61 %	1	$ 2,416	$ (75)	3.10 %	56	$ 139,283	$ (2,278)	1.64 %
Other securities (FHLB, FHLMC and FNMA)	5	12,484	(303)	2.43 %	9	21,984	(583)	2.65 %	14	34,468	(886)	2.57 %
State and political subdivisions	231	70,542	(1,055)	1.50 %	14	9,248	(115)	1.24 %	245	79,790	(1,170)	1.47 %
Mortgage-backed securities and collateralized mortgage obligations	4	9,446	(129)	1.37 %	—	—	—	— %	4	9,446	(129)	1.37 %
	295	$ 229,339	(3,690)	1.61 %	24	$ 33,648	$ (773)	2.30 %	319	$ 262,987	$ (4,463)	1.70 %

The Company considered the following information in reaching the conclusion that the impairments disclosed in the table above are not attributable to credit losses. None of the unrealized losses in the above table was due to the deterioration in the credit quality of any of the issues that might result in the non-collection of contractual principal and interest. The unrealized losses are due to changes in interest rates. The Company has not recognized any unrealized loss in income because management does not have the intent to sell the securities included in the previous table. Management has concluded that it is more likely than not that the Company will not be required to sell these securities prior to recovery of the amortized cost basis. The securities are of high credit quality (investment grade credit ratings) and principal and interest payments are made timely with no payments past due as of December 31, 2022. The fair value is expected to recover as the securities approach maturity. The U.S. Treasury and other securities are issued and guaranteed by U.S. government-sponsored entities and agencies. The mortgage-backed securities and collateralized mortgage obligations have implied U.S. government guarantees of the agency securities. The Company evaluates if a credit loss exists by monitoring to ensure it has adequate credit support considering the nature of the investment, number and significance of investments in an unrealized loss position, collectability or delinquency issues, the underlying financial statements of the issuers, credit ratings and subsequent changes thereto, and other available relevant information. Considering the above factors, management has determined that no allowance for credit losses is necessary for the securities portfolio as of December 31, 2022.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3.   Loans

Classes of loans are as follows:

		December 31,		
		2022		2021
		(Amounts In Thousands)		
Agricultural	$	**112,705**	$	106,933
Commercial and financial		**269,568**		222,002
Real estate:				
Construction, 1 to 4 family residential		**92,408**		80,486
Construction, land development and commercial		**196,240**		127,021
Mortgage, farmland		**256,570**		232,744
Mortgage, 1 to 4 family first liens		**1,130,989**		909,564
Mortgage, 1 to 4 family junior liens		**124,951**		114,342
Mortgage, multi-family		**436,952**		382,792
Mortgage, commercial		**402,842**		401,377
Loans to individuals		**36,675**		32,687
Obligations of state and political subdivisions		**48,213**		50,285
		3,108,113		2,660,233
Net unamortized fees and costs		**308**		299
		3,108,421		2,660,532
Less allowance for credit losses		**41,440**		35,470
	$	**3,066,981**	$	2,625,062

For the years ended December 31, 2022 and 2021, the Company recognized none and $5.81 million of deferred PPP loan fees in interest income.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for credit losses for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2022								
Allowance for credit losses:								
Beginning balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$ 35,470
Charge-offs	(357)	(447)	—	(40)	(729)	(51)	(589)	(2,213)
Recoveries	83	584	48	296	898	361	153	2,423
Credit loss (benefit) expense	555	1,853	1,841	(700)	2,541	(1,392)	1,062	5,760
Ending balance	$ 2,542	$ 6,259	$ 4,189	$ 2,989	$ 14,208	$ 9,416	$ 1,837	$ 41,440

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2021								
Allowance for credit losses:								
Beginning balance, prior to adoption of ASC 326	$ 2,508	$ 4,885	$ 2,319	$ 4,173	$ 12,368	$ 9,415	$ 1,402	$ 37,070
Impact of adopting ASC 326	(328)	298	327	763	522	1,396	(232)	2,746
Charge-offs	(106)	(136)	(3)	(1)	(482)	(265)	(323)	(1,316)
Recoveries	142	1,103	94	25	964	263	152	2,743
Credit loss (benefit) expense	45	(1,881)	(437)	(1,527)	(1,874)	(311)	212	(5,773)
Ending balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$ 35,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2020								
Allowance for loan losses:								
Beginning balance	$ 2,400	$ 4,988	$ 2,599	$ 3,950	$ 10,638	$ 7,859	$ 1,326	$ 33,760
Charge-offs	(43)	(1,425)	(43)	(1)	(738)	(291)	(381)	(2,922)
Recoveries	63	670	118	10	784	49	180	1,874
Provision	88	652	(355)	214	1,684	1,798	277	4,358
Ending balance	$ 2,508	$ 4,885	$ 2,319	$ 4,173	$ 12,368	$ 9,415	$ 1,402	$ 37,070
Ending balance, individually evaluated for impairment	$ 86	$ 411	$ 7	$ —	$ 93	$ 14	$ 51	$ 662
Ending balance, collectively evaluated for impairment	$ 2,422	$ 4,474	$ 2,312	$ 4,173	$ 12,275	$ 9,401	$ 1,351	$ 36,408
Loan balances:								
Ending balance	$ 94,842	$ 286,242	$ 183,030	$ 247,142	$1,019,922	$ 791,153	$ 87,813	$ 2,710,144
Ending balance, individually evaluated for impairment	$ 1,543	$ 2,191	$ 1,266	$ 2,061	$ 7,417	$ 6,200	$ 51	$ 20,729
Ending balance, collectively evaluated for impairment	$ 93,299	$ 284,051	$ 181,764	$ 245,081	$1,012,505	$ 784,953	$ 87,762	$ 2,689,415

Changes in the allowance for credit losses for off-balance sheet credit exposures for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31, 2022							
	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
Allowance for credit losses for off-balance sheet credit exposures:								
Beginning balance	383	1,118	849	113	794	559	34	3,850
Credit loss (benefit) expense	142	(19)	1,277	(58)	(323)	(437)	(2)	580
(Charge-offs), net recoveries	—	—	—	—	—	—	—	—
Ending balance	$ 525	$ 1,099	$ 2,126	$ 55	$ 471	$ 122	$ 32	$ 4,430

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2021

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
Allowance for credit losses for off-balance sheet credit exposures:								
Beginning balance, prior to adoption of ASC 326	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Impact of adopting ASC 326	385	1,585	736	180	471	212	15	3,584
Credit loss (benefit) expense	(2)	(467)	113	(67)	323	347	19	266
(Charge-offs), net recoveries	—	—	—	—	—	—	—	—
Ending balance	$ 383	$ 1,118	$ 849	$ 113	$ 794	$ 559	$ 34	$ 3,850

Credit loss (benefit) expense for off-balance sheet credit exposures is included in credit loss (benefit) expense on the consolidated statement of income for the years ended December 31, 2022 and 2021.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 6, where a higher rating represents higher risk. The Company differentiates its lending portfolios into loans sharing common risk characteristics for which expected credit loss is measured on a pool basis and loans not sharing common risk characteristics for which credit loss is measured individually.

The below are descriptions of the credit quality indicators:

Excellent – Excellent rated loans are prime quality loans covered by highly liquid collateral with generous margins or supported by superior current financial conditions reflecting substantial net worth, relative to total credit extended, and based on assets of a stable and non-speculative nature whose values can be readily verified. Identified repayment source or cash flow is abundant and assured. Loans are secured with cash, cash equivalents, or collateral with very low loan to values. The borrower would qualify for unsecured debt and guarantors provide excellent secondary support to the relationship. The borrower has a long-term relationship with Hills Bank, maintains high deposit balances and has an established payment history with Hills Bank and an established business in an established industry.

Good – Good rated loans are adequately secured by readily marketable collateral or good financial condition characterized by liquidity, flexibility and sound net worth. Loans are supported by sound primary and secondary payment sources and timely and accurate financial information. The relationship is not quite as strong as a borrower that is assigned an excellent rating but still has a very strong liquidity position, low leverage, and track record of strong performance. These loans have a strong collateral position with limited risk to bank capital. The collateral will not materially lose value in a distressed liquidation. Guarantors provide additional secondary support to mitigate possible bank losses. The borrower has a long-term relationship with Hills Bank with an established track record of payments; loans with shorter remaining loan amortization; deposit balances are consistent; loan payments could be made from cash reserves in the interim period; and source of income is coming from a stable industry.

Satisfactory – Satisfactory rated loans are loans to borrowers of average financial means not especially vulnerable to changes in economic or other circumstances, where the major support for the extension is sufficient collateral of a marketable nature, and the primary source of repayment is seen to be clear and adequate. The borrower's financial performance is consistent, ratios and

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

trends are positive and the primary repayment source can clearly be identified and supported with acceptable financial information. The loan relationship could be vulnerable to changes in economic or industry conditions but have the ability to absorb unexpected issues. The loan collateral coverage is considered acceptable and guarantors can provide financial support but net worth might not be as liquid as a 1 or 2 rated relationship. The borrower has an established relationship with Hills Bank. The relationship is making timely loan payments, any operating line is revolving and deposit balances are positive with limited to no overdrafts. Management and industry is considered stable.

Monitor – Monitor rated loans are identified by management as warranting special attention for a variety of reasons that may bear on ultimate collectability. This may be due to adverse trends, a particular industry, loan structure, or repayment that is dependent on projections, or a one-time occurrence. The relationship liquidity levels are minimal and the borrower's leverage position is brought into question. The primary repayment source is showing signs of being stressed or is not proven. If the borrower performs as planned, the loan will be repaid. The collateral coverage is still considered acceptable but there might be some concern with the type of real estate securing the debt or highly dependent on chattel assets. Some loans may be better secured than others. Guarantors still provide some support but there is not an abundance of financial strength supporting the guaranty. A monitor credit may be appropriate when the borrower is experiencing rapid growth which is impacting liquidity levels and increasing debt levels. Other attributes to consider would include if the business is a start-up or newly acquired, if the relationship has significant financing relationships with other financial institutions, the quality of financial information being received, management depth of the company, and changes to the business model. The track history with Hills Bank has some deficiencies such as slow payments or some overdrafts.

Special Mention – Special mention rated loans are supported by a marginal payment capacity and are marginally protected by collateral. There are identified weaknesses that if not monitored and corrected may adversely affect the Company's credit position. A special mention credit would typically have a weakness in one of the general categories (cash flow, collateral position or payment history) but not in all categories. Potential indicators of a special mention would include past due payments, overdrafts, management issues, poor financial performance, industry issues, or the need for additional short-term borrowing. The ability to continue to make payments is in question; there are "red flags" such as past due payments, non-revolving credit lines, overdrafts, and the inability to sell assets. The borrower is experiencing delinquent taxes, legal issues, etc., obtaining financial information has become a challenge, collateral coverage is marginal at best, and the value and condition could be brought into question. Collateral document deficiencies have been noted and if not addressed, could become material. Guarantors provide minimal support for this relationship. The credit may include an action plan or follow up established in the asset quality process. There is a change in the borrower's communication pattern. Industry issues may be impacting the relationship. Adverse credit scores or history of payment deficiencies could be noted.

Substandard – Substandard loans are not adequately supported by the paying capacity of the borrower and may be inadequately collateralized. These loans have a well-defined weakness or weaknesses. Full repayment of the loan(s) according to the original terms and conditions is in question or not expected. For these loans, it is more probable than not that the Company could sustain some loss if the deficiency(ies) is not corrected. There are identified shortfalls in the primary repayment source such as carry over debt, past due payments, and overdrafts. Obtaining quality and timely financial information is a weakness. The loan is under secured with exposure that could impact bank capital. It appears the liquidation of collateral has become the repayment source. The collateral may be difficult to foreclose or have little to no value. Collateral documentation deficiencies have been noted during the review process. Guarantor(s) provide minimal to no support of the relationship. The borrower's communication with the Bank continues to decrease and the borrower is not addressing the situation. There is some concern about the borrower's ability and willingness to repay the loans. Problems may be the result of external issues such as economic or industry related issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the credit quality indicators and origination years by type of loan in each category as of December 31, 2022 and 2021 (amounts in thousands):

Agricultural								
December 31, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Grade:								
Excellent	$ 395	$ —	$ 199	$ 20	$ 3	$ —	$ 4,196	$ 4,813
Good	3,823	550	1,003	427	23	13	9,671	15,510
Satisfactory	17,417	4,144	2,659	855	1,250	48	24,233	50,606
Monitor	12,835	1,885	1,770	891	272	225	19,623	37,501
Special Mention	—	—	—	—	—	—	62	62
Substandard	1,450	—	278	59	166	—	2,260	4,213
Total	$ 35,920	$ 6,579	$ 5,909	$ 2,252	$ 1,714	$ 286	$ 60,045	$ 112,705

Commercial and Financial								
December 31, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Grade:								
Excellent	$ 1,644	$ 690	$ 691	$ —	$ 176	$ —	$ 8,404	$ 11,605
Good	14,733	6,854	2,504	546	105	1,059	15,836	41,637
Satisfactory	57,920	24,028	11,139	4,339	1,979	356	53,618	153,379
Monitor	16,153	7,570	6,031	1,172	260	1	24,434	55,621
Special Mention	1,201	343	278	196	29	391	668	3,106
Substandard	746	477	291	68	—	—	2,638	4,220
Total	$ 92,397	$ 39,962	$ 20,934	$ 6,321	$ 2,549	$ 1,807	$ 105,598	$ 269,568

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Construction, 1 to 4 Family Residential

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Good	322	—	—	—	—	—	21,467	21,789
Satisfactory	1,962	328	—	—	—	—	47,229	49,519
Monitor	775	182	—	—	—	—	19,886	20,843
Special Mention	—	—	—	—	—	—	38	38
Substandard	—	105	—	—	—	—	114	219
Total	$ 3,059	$ 615	$ —	$ —	$ —	$ —	$ 88,734	$ 92,408

Real Estate: Construction, Land Development and Commercial

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 375	$ —	$ —	$ —	$ —	$ 127	$ 1,424	$ 1,926
Good	2,383	958	947	—	—	221	18,349	22,858
Satisfactory	23,004	7,222	1,191	311	251	828	90,511	123,318
Monitor	8,121	4,788	119	6	33	71	27,551	40,689
Special Mention	—	—	—	—	—	—	—	—
Substandard	7,043	191	53	—	—	—	162	7,449
Total	$ 40,926	$ 13,159	$ 2,310	$ 317	$ 284	$ 1,247	$ 137,997	$ 196,240

Real Estate: Mortgage, Farmland

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 4,058	$ 58	$ 261	$ 68	$ —	$ 4	$ 115	$ 4,564
Good	24,552	13,966	7,541	1,582	846	917	7,034	56,438
Satisfactory	47,617	41,878	20,908	3,628	5,258	8,184	11,927	139,400
Monitor	24,754	5,803	5,440	3,478	887	1,221	8,992	50,575
Special Mention	4,284	96	112	—	—	15	—	4,507
Substandard	539	—	—	60	307	180	—	1,086
Total	$ 105,804	$ 61,801	$ 34,262	$ 8,816	$ 7,298	$ 10,521	$ 28,068	$ 256,570

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Mortgage, 1 to 4 Family First Liens

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 1,507	$ 450	$ 352	$ —	$ 6	$ 360	$ —	$ 2,675
Good	23,270	5,522	8,346	1,342	2,391	10,401	4,688	55,960
Satisfactory	369,706	201,488	142,417	52,727	47,736	124,754	14,992	953,820
Monitor	29,274	20,868	19,766	3,624	4,546	10,638	6,823	95,539
Special Mention	903	1,216	2,058	1,048	952	2,844	463	9,484
Substandard	1,756	2,086	2,419	833	1,690	3,980	747	13,511
Total	$ 426,416	$ 231,630	$ 175,358	$ 59,574	$ 57,321	$ 152,977	$ 27,713	$ 1,130,989

Real Estate: Mortgage, 1 to 4 Family Junior Liens

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 23	$ —	$ 7	$ —	$ —	$ —	$ 32	$ 62
Good	493	189	465	91	—	527	2,023	3,788
Satisfactory	15,543	10,915	7,921	4,523	4,822	7,024	64,649	115,397
Monitor	248	244	507	83	286	188	2,442	3,998
Special Mention	114	134	214	37	12	120	72	703
Substandard	122	69	198	87	57	47	423	1,003
Total	$ 16,543	$ 11,551	$ 9,312	$ 4,821	$ 5,177	$ 7,906	$ 69,641	$ 124,951

Real Estate: Mortgage, Multi-Family

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 6,162	$ 3,123	$ 3,018	$ —	$ —	$ 292	$ —	$ 12,595
Good	14,175	23,485	26,302	—	—	8,538	1,362	73,862
Satisfactory	97,449	85,441	26,513	2,355	471	14,295	10,604	237,128
Monitor	44,719	26,633	26,252	169	—	1,201	6,219	105,193
Special Mention	8,174	—	—	—	—	—	—	8,174
Substandard	—	—	—	—	—	—	—	—
Total	$ 170,679	$ 138,682	$ 82,085	$ 2,524	$ 471	$ 24,326	$ 18,185	$ 436,952

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Mortgage, Commercial

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 1,946	$ 576	$ 21,269	$ —	$ —	$ 1,145	$ —	$ 24,936
Good	19,682	23,000	14,286	2,026	1,271	4,413	11,689	76,367
Satisfactory	61,055	61,844	38,772	10,590	8,255	14,568	21,933	217,017
Monitor	22,542	13,111	21,909	3,318	1,515	8,212	7,089	77,696
Special Mention	—	3,298	779	—	—	—	689	4,766
Substandard	259	513	927	75	190	96	—	2,060
Total	$ 105,484	$ 102,342	$ 97,942	$ 16,009	$ 11,231	$ 28,434	$ 41,400	$ 402,842

Loans to Individuals

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 24	$ —	$ —	$ —	$ —	$ —	$ —	$ 24
Good	47	—	—	16	—	—	2	65
Satisfactory	14,053	6,091	2,647	869	335	11,722	133	35,850
Monitor	253	146	49	5	24	—	1	478
Special Mention	88	34	5	9	—	—	—	136
Substandard	45	36	3	2	4	30	2	122
Total	$ 14,510	$ 6,307	$ 2,704	$ 901	$ 363	$ 11,752	$ 138	$ 36,675

Obligations of State and Political Subdivisions

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ —	$ —	$ —	$ —	$ —	$ 4,816	$ —	$ 4,816
Good	—	—	1,870	—	—	8,342	—	10,212
Satisfactory	2,224	820	1,961	1,492	573	15,677	8,848	31,595
Monitor	344	—	830	181	99	136	—	1,590
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Total	$ 2,568	$ 820	$ 4,661	$ 1,673	$ 672	$ 28,971	$ 8,848	$ 48,213

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agricultural

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 762	$ 213	$ 30	$ 10	$ —	$ —	$ 2,312	$ 3,327
Good	1,799	1,767	603	46	52	26	7,593	11,886
Satisfactory	10,335	6,404	1,476	1,770	403	66	26,285	46,739
Monitor	8,125	5,017	998	765	164	253	23,995	39,317
Special Mention	1,662	11	85	—	7	—	2,807	4,572
Substandard	592	69	203	—	—	—	228	1,092
Total	$ 23,275	$ 13,481	$ 3,395	$ 2,591	$ 626	$ 345	$ 63,220	$ 106,933

Commercial and Financial

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 965	$ 924	$ 4	$ 235	$ 31	$ —	$ 3,391	$ 5,550
Good	13,722	5,570	1,105	1,086	276	1,494	20,709	43,962
Satisfactory	44,964	20,847	7,684	3,582	2,106	331	41,832	121,346
Monitor	18,337	8,019	3,591	1,123	297	416	13,368	45,151
Special Mention	603	525	353	70	102	4	174	1,831
Substandard	1,092	670	266	54	92	—	1,988	4,162
Total	$ 79,683	$ 36,555	$ 13,003	$ 6,150	$ 2,904	$ 2,245	$ 81,462	$ 222,002

Real Estate: Construction, 1 to 4 Family Residential

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Good	212	—	—	—	—	—	18,755	18,967
Satisfactory	7,457	94	—	—	—	—	42,988	50,539
Monitor	1,307	—	—	—	—	—	9,187	10,494
Special Mention	—	—	—	—	—	—	374	374
Substandard	111	—	—	—	—	—	1	112
Total	$ 9,087	$ 94	$ —	$ —	$ —	$ —	$ 71,305	$ 80,486

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Construction, Land Development and Commercial

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 5,079 $	— $	— $	— $	143 $	4 $	— $	5,226
Good	3,294	1,200	—	—	153	242	12,678	17,567
Satisfactory	22,907	4,354	2,356	263	1,081	21	40,048	71,030
Monitor	5,694	547	7	38	74	—	18,832	25,192
Special Mention	—	—	—	—	—	—	—	—
Substandard	7,515	298	193	—	—	—	—	8,006
Total	$ 44,489 $	6,399 $	2,556 $	301 $	1,451 $	267 $	71,558 $	127,021

Real Estate: Mortgage, Farmland

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ — $	3,568 $	124 $	60 $	80 $	41 $	134 $	4,007
Good	17,827	14,308	2,144	2,460	5,932	3,929	3,844	50,444
Satisfactory	51,639	35,616	4,689	8,358	6,745	8,339	8,242	123,628
Monitor	8,532	16,925	5,518	3,901	2,154	4,866	5,695	47,591
Special Mention	4,031	288	—	—	298	190	—	4,807
Substandard	1,283	447	291	47	—	199	—	2,267
Total	$ 83,312 $	71,152 $	12,766 $	14,826 $	15,209 $	17,564 $	17,915 $	232,744

Real Estate: Mortgage, 1 to 4 Family First Liens

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 462 $	914 $	427 $	19 $	149 $	404 $	1 $	2,376
Good	9,598	12,300	3,124	3,443	3,091	10,943	2,496	44,995
Satisfactory	233,412	189,247	69,037	65,201	60,906	118,608	8,443	744,854
Monitor	24,908	33,863	5,038	6,527	7,273	12,203	4,066	93,878
Special Mention	1,682	3,422	887	962	1,051	3,168	—	11,172
Substandard	1,571	1,261	1,129	1,609	576	6,142	1	12,289
Total	$ 271,633 $	241,007 $	79,642 $	77,761 $	73,046 $	151,468 $	15,007 $	909,564

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Mortgage, 1 to 4 Family Junior Liens

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ —	$ 13	$ —	$ —	$ —	$ —	$ 6	$ 19
Good	193	611	96	—	108	482	1,374	2,864
Satisfactory	13,684	10,116	5,854	7,309	5,230	6,053	55,496	103,742
Monitor	326	1,233	70	365	140	281	2,801	5,216
Special Mention	103	489	35	56	42	110	142	977
Substandard	77	209	79	441	74	99	545	1,524
Total	$ 14,383	$ 12,671	$ 6,134	$ 8,171	$ 5,594	$ 7,025	$ 60,364	$ 114,342

Real Estate: Mortgage, Multi-Family

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 2,539	$ 4,513	$ —	$ —	$ —	$ 701	$ —	$ 7,753
Good	16,931	35,396	1,555	—	—	9,289	—	63,171
Satisfactory	107,192	69,287	13,635	2,030	1,561	14,660	14,764	223,129
Monitor	26,088	35,886	176	—	131	1,584	5,669	69,534
Special Mention	640	—	820	—	—	—	—	1,460
Substandard	12,186	—	—	—	—	5,559	—	17,745
Total	$ 165,576	$ 145,082	$ 16,186	$ 2,030	$ 1,692	$ 31,793	$ 20,433	$ 382,792

Real Estate: Mortgage, Commercial

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
Grade:								
Excellent	$ 597	$ 16,781	$ —	$ —	$ 3,313	$ 350	$ 1	$ 21,042
Good	20,143	36,773	2,619	1,356	3,811	7,085	9,812	81,599
Satisfactory	75,040	52,653	14,727	12,091	9,707	17,398	16,333	197,949
Monitor	18,664	49,774	3,923	2,202	3,037	8,461	3,387	89,448
Special Mention	5,791	795	303	—	554	337	—	7,780
Substandard	1,528	1,721	—	208	—	102	—	3,559
Total	$ 121,763	$ 158,497	$ 21,572	$ 15,857	$ 20,422	$ 33,733	$ 29,533	$ 401,377

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021	**2021**		**2020**		**2019**		**2018**		**2017**		**Prior**		**Revolving Loans Amortized Cost Basis**		**Total**
Loans to Individuals															
Grade:															
Excellent	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Good		—		—		67		21		5		—		1		94
Satisfactory		12,162		5,606		2,212		967		141		10,867		57		32,012
Monitor		200		160		15		46		3		—		1		425
Special Mention		37		32		29		4		—		—		1		103
Substandard		12		24		12		—		1		3		1		53
Total	$	12,411	$	5,822	$	2,335	$	1,038	$	150	$	10,870	$	61	$	32,687

December 31, 2021	**2021**		**2020**		**2019**		**2018**		**2017**		**Prior**		**Revolving Loans Amortized Cost Basis**		**Total**
Obligations of State and Political Subdivisions															
Grade:															
Excellent	$	—	$	—	$	—	$	—	$	—	$	6,076	$	—	$	6,076
Good		—		1,984		—		—		—		9,051		—		11,035
Satisfactory		1,009		2,034		1,551		706		11,557		3,634		9,400		29,891
Monitor		—		933		203		249		—		1,898		—		3,283
Special Mention		—		—		—		—		—		—		—		—
Substandard		—		—		—		—		—		—		—		—
Total	$	1,009	$	4,951	$	1,754	$	955	$	11,557	$	20,659	$	9,400	$	50,285

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Past due loans as of December 31, 2022 and 2021 were as follows:

	30 - 59 Days Past Due		60 - 89 Days Past Due		90 Days or More Past Due		Total Past Due		Current		Total Loans Receivable		Accruing Loans Past Due 90 Days or More	
					(Amounts In Thousands)									
December 31, 2022														
Agricultural	$	314	$	—	$	—	$	314	$	112,391	$	112,705	$	—
Commercial and financial		421		132		6		559		269,009		269,568		—
Real estate:														
Construction, 1 to 4 family residential		—		—		105		105		92,303		92,408		—
Construction, land development and commercial		—		1,183		191		1,374		194,866		196,240		—
Mortgage, farmland		24		162		60		246		256,324		256,570		—
Mortgage, 1 to 4 family first liens		3,421		45		3,029		6,495		1,124,494		1,130,989		553
Mortgage, 1 to 4 family junior liens		473		19		8		500		124,451		124,951		—
Mortgage, multi-family		—		—		—		—		436,952		436,952		—
Mortgage, commercial		247		—		75		322		402,520		402,842		—
Loans to individuals		314		53		—		367		36,308		36,675		—
Obligations of state and political subdivisions		—		—		—		—		48,213		48,213		—
	$	5,214	$	1,594	$	3,474	$	10,282	$	3,097,831	$	3,108,113	$	553

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	30 - 59 Days Past Due		60 - 89 Days Past Due		90 Days or More Past Due		Total Past Due		Current		Total Loans Receivable		Accruing Loans Past Due 90 Days or More
	(Amounts In Thousands)												
December 31, 2021													
Agricultural	$	41	$	—	$	219	$	260	$	106,673	$	106,933	$	6
Commercial and financial		300		537		468		1,305		220,697		222,002		91
Real estate:													
Construction, 1 to 4 family residential		276		—		—		276		80,210		80,486		—
Construction, land development and commercial		194		66		96		356		126,665		127,021		—
Mortgage, farmland		503		362		—		865		231,879		232,744		—
Mortgage, 1 to 4 family first liens		5,085		864		2,481		8,430		901,134		909,564		104
Mortgage, 1 to 4 family junior liens		246		41		124		411		113,931		114,342		—
Mortgage, multi-family		640		—		—		640		382,152		382,792		—
Mortgage, commercial		466		—		829		1,295		400,082		401,377		—
Loans to individuals		177		26		5		208		32,479		32,687		—
Obligations of state and political subdivisions		394		—		—		394		49,891		50,285		—
	$	8,322	$	1,896	$	4,222	$	14,440	$	2,645,793	$	2,660,233	$	201

The Company does not have a significant amount of loans that are past due less than 90 days where there are serious doubts as to the ability of the borrowers to comply with the loan repayment terms.

Accruing loans past due 90 days or more increased $0.35 million from December 31, 2021 to December 31, 2022. As of December 31, 2022 and 2021, accruing loans past due 90 days or more were 0.02% and 0.01% of total loans, respectively. The average balance of the accruing loans past due 90 days or more increased in 2022 as compared to 2021. The average 90 days or more past due accruing loan balance per loan was $0.14 million as of December 31, 2022 compared to $0.03 million as of December 31, 2021. The loans 90 days or more past due and still accruing are believed to be adequately collateralized. Loans are placed on nonaccrual status when management believes the collection of future principal and interest is not reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain nonaccrual and TDR loan information by loan type at December 31, 2022 and 2021 was as follows:

	December 31, 2022				December 31, 2021		
	Nonaccrual loans (1)	Interest income recognized on non-accrual	Accruing loans past due 90 days or more	TDR loans	Nonaccrual loans (1)	Accruing loans past due 90 days or more	TDR loans
	(Amounts In Thousands)				(Amounts In Thousands)		
Agricultural	$ —	$ —	$ —	$ 20	$ 221	$ 6	$ 374
Commercial and financial	265	—	—	1,124	707	91	1,085
Real estate:							
Construction, 1 to 4 family residential	105	—	—	—	111	—	—
Construction, land development and commercial	191	—	—	—	290	—	202
Mortgage, farmland	623	—	—	1,039	251	—	1,206
Mortgage, 1 to 4 family first liens	4,550	—	553	1,156	4,685	104	1,364
Mortgage, 1 to 4 family junior liens	175	—	—	19	200	—	20
Mortgage, multi-family	—	—	—	620	—	—	1,460
Mortgage, commercial	906	—	—	1,927	2,026	—	2,210
Loans to individuals	—	—	—	—	—	—	—
	$ 6,815	$ —	$ 553	$5,905	$ 8,491	$ 201	$7,921

(1) There were $1.75 million and $2.28 million of TDR loans included within nonaccrual loans as of December 31, 2022 and 2021, respectively.

The Company may modify the terms of a loan to maximize the collection of amounts due. In most cases, the modification is a reduction in interest rate, conversion to interest only payments or an extension of the maturity date. The borrower is experiencing financial difficulties or is expected to experience financial difficulties in the near-term, so a concessionary modification is granted to the borrower that would otherwise not be considered. TDR loans accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.

Section 4013 of the CARES Act, "Temporary Relief From Troubled Debt Restructurings," allows financial institutions the option to temporarily suspend certain requirements under GAAP related to TDRs for a limited period of time during the COVID-19 pandemic. As of December 31, 2022, the total amount of the eligible loans in deferral (deferral of principal and/or interest) that met the requirements set forth under the CARES Act and therefore were not considered TDRs were 16 loans, totaling $7.3 million. As of December 31, 2021, there were 16 loans, totaling $9.4 million that met the requirements and were not considered TDRs.

As of December 31, 2022 and 2021, COVID-19 related payment deferrals were approximately 0.03% and 0.12% of total loans, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of information for TDR loans as of December 31, 2022 and 2021:

	December 31, 2022		
	Number of contracts	**Recorded investment**	**Commitments outstanding**
	(Dollar Amounts In Thousands)		
Agricultural	**1**	**$ 20**	**$ 100**
Commercial and financial	**11**	**1,379**	**49**
Real estate:			
Construction, 1 to 4 family residential	**1**	**105**	**—**
Construction, land development and commercial	**1**	**191**	**—**
Mortgage, farmland	**4**	**1,578**	**—**
Mortgage, 1 to 4 family first liens	**8**	**1,156**	**—**
Mortgage, 1 to 4 family junior liens	**1**	**19**	**—**
Mortgage, multi-family	**1**	**620**	**—**
Mortgage, commercial	**9**	**2,584**	**—**
Loans to individuals	**—**	**—**	**—**
	37	**$ 7,652**	**$ 149**

	December 31, 2021		
	Number of contracts	Recorded investment	Commitments outstanding
	(Dollar Amounts In Thousands)		
Agricultural	4	$ 586	$ —
Commercial and financial	12	1,116	60
Real estate:			
Construction, 1 to 4 family residential	—	—	—
Construction, land development and commercial	1	202	—
Mortgage, farmland	5	1,409	—
Mortgage, 1 to 4 family first liens	14	1,441	—
Mortgage, 1 to 4 family junior liens	1	20	—
Mortgage, multi-family	2	1,460	—
Mortgage, commercial	11	3,963	—
Loans to individuals	—	—	—
	50	$ 10,197	$ 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of TDR loans that were modified during the year ended December 31, 2022 and 2021 was as follows:

	December 31, 2022		
	Number of Contracts	Pre-modification recorded investment	Post-modification recorded investment
		(Dollar Amounts In Thousands)	
Agricultural	—	$ —	$ —
Commercial and financial	2	1,032	1,032
Real estate:			
Construction, 1 to 4 family residential	1	105	105
Construction, land development and commercial	1	191	191
Mortgage, farmland	2	1,021	1,021
Mortgage, 1 to 4 family first liens	—	—	—
Mortgage, 1 to 4 family junior liens	—	—	—
Mortgage, multi-family	—	—	—
Mortgage, commercial	1	274	274
Loans to individuals	—	—	—
	7	$ 2,623	$ 2,623

	December 31, 2021		
	Number of Contracts	Pre-modification recorded investment	Post-modification recorded investment
		(Dollar Amounts In Thousands)	
Agricultural	1	$ 178	$ 178
Commercial and financial	—	—	—
Real estate:			
Construction, 1 to 4 family residential	—	—	—
Construction, land development and commercial	—	—	—
Mortgage, farmland	1	319	319
Mortgage, 1 to 4 family first liens	4	112	112
Mortgage, 1 to 4 family junior liens	—	—	—
Mortgage, multi-family	—	—	—
Mortgage, commercial	1	232	232
Loans to individuals	—	—	—
	7	$ 841	$ 841

.

The Company has allocated $0.06 million of allowance for TDR loans and the Company had commitments to lend $0.15 million in additional borrowings to restructured loan customers as of December 30, 2022. The Company allocated $0.01 million of allowance for TDR loans and had commitments to lend $0.06 million in additional borrowings to restructured loan customers as of December 31, 2021. These commitments were in the normal course of business. The additional borrowings were not used to facilitate payments on these loans. The modifications of the terms of loans performed during the years ended December 31, 2022 and 2021 included extensions of the maturity date.

There were no TDR loans modified that were in payment default (defined as past due 90 days or more) during the years ended December 31, 2022 and 2021.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the amortized cost basis of collateral dependent loans, by the primary collateral type, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans as of December 31, 2022 and 2021:

| | **Primary Type of Collateral** | | | | | |
	Real Estate	**Accounts Receivable**	**Equipment**	**Other**	**Total**	**ACL Allocation**
	(Amounts In Thousands)					
December 31, 2022						
Agricultural	$ 197	$ —	$ —	$ —	$ 197	$ —
Commercial and financial	1,385	—	74	—	1,459	4
Real estate:						
Construction, 1 to 4 family residential	382	—	—	—	382	105
Construction, land development and commercial	191	—	—	—	191	—
Mortgage, farmland	1,482	—	180	—	1,662	—
Mortgage, 1 to 4 family first liens	6,012	—	—	—	6,012	44
Mortgage, 1 to 4 family junior liens	193	—	—	—	193	1
Mortgage, multi-family	620	—	—	—	620	—
Mortgage, commercial	2,833	—	—	—	2,833	1
Loans to individuals	30	—	—	—	30	29
Obligations of state and political subdivisions	—	—	—	—	—	—
	$ 13,325	$ —	$ 254	$ —	$ 13,579	$ 184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Primary Type of Collateral					
	Real Estate	**Accounts Receivable**	**Equipment**	**Other**	**Total**	**ACL Allocation**
			(Amounts In Thousands)			
December 31, 2021						
Agricultural	$ 734	$ —	$ 54	$ —	$ 788	$ 1
Commercial and financial	1,951	—	111	—	2,062	189
Real estate:						
Construction, 1 to 4 family residential	111	—	—	—	111	111
Construction, land development and commercial	492	—	—	—	492	13
Mortgage, farmland	1,277	—	—	—	1,277	—
Mortgage, 1 to 4 family first liens	5,967	—	—	—	5,967	31
Mortgage, 1 to 4 family junior liens	220	—	—	—	220	18
Mortgage, multi-family	1,460	—	—	—	1,460	—
Mortgage, commercial	4,236	—	—	—	4,236	1
Loans to individuals	20	—	—	—	20	20
Obligations of state and political subdivisions	—	—	—	—	—	—
	$ 16,468	$ —	$ 165	$ —	$ 16,633	$ 384

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pre-ASC 326 (CECL) adoption impaired loan information as of December 31, 2020 is as follows:

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized
				(Amounts in Thousands)					
2020									
With no related allowance recorded:									
Agricultural	$	1,337	$	1,928	$	—	$	1,518	$	24
Commercial and financial		1,520		2,907		—		2,054		85
Real estate:									
Construction, 1 to 4 family residential		315		337		—		475		—
Construction, land development and commercial		415		421		—		420		13
Mortgage, farmland		2,061		2,598		—		3,008		120
Mortgage, 1 to 4 family first liens		6,253		8,013		—		6,578		108
Mortgage, 1 to 4 family junior liens		108		350		—		134		—
Mortgage, multi-family		1,773		1,898		—		1,795		80
Mortgage, commercial		4,124		4,960		—		4,315		126
Loans to individuals		—		47		—		—		—
	$	17,906	$	23,459	$	—	$	20,297	$	556
With an allowance recorded:									
Agricultural	$	206	$	206	$	86	$	141	$	14
Commercial and financial		671		724		411		755		27
Real estate:									
Construction, 1 to 4 family residential		536		536		7		486		24
Construction, land development and commercial		—		—		—		—		—
Mortgage, farmland		—		—		—		—		—
Mortgage, 1 to 4 family first liens		924		975		56		955		25
Mortgage, 1 to 4 family junior liens		132		158		37		149		2
Mortgage, multi-family		—		—		—		—		—
Mortgage, commercial		303		304		14		306		3
Loans to individuals		51		51		51		53		3
	$	2,823	$	2,954	$	662	$	2,845	$	98
Total:									
Agricultural	$	1,543	$	2,134	$	86	$	1,659	$	38
Commercial and financial		2,191		3,631		411		2,809		112
Real estate:									
Construction, 1 to 4 family residential		851		873		7		961		24
Construction, land development and commercial		415		421		—		420		13
Mortgage, farmland		2,061		2,598		—		3,008		120
Mortgage, 1 to 4 family first liens		7,177		8,988		56		7,533		133
Mortgage, 1 to 4 family junior liens		240		508		37		283		2
Mortgage, multi-family		1,773		1,898		—		1,795		80
Mortgage, commercial		4,427		5,264		14		4,621		129
Loans to individuals		51		98		51		53		3
	$	20,729	$	26,413	$	662	$	23,142	$	654

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Post-ASC 326 CECL Adoption:</u>

The changes in the ACL in 2022 compared to 2021 is the result of the following factors: improvements in the economic factor forecasts, primarily Iowa unemployment, used in the ACL calculation which resulted in a decrease of $1.09 million; increase in loan volume which resulted in an increase of $4.72 million; changes in prepayment and curtailment rates resulting in an increase of $1.00 million; decreases in the individually analyzed loans reserve of $0.18 million; and increases in qualitative factors determined necessary by management which resulted in an increase of $1.52 million. The increase in the allowance for credit losses on off-balance sheet credit exposures is primarily a result of increased outstanding unfunded commitments and funding rates as of December 31, 2022.

The extent to which collateral secures collateral-dependent loans is provided in the previous individually analyzed loans table and changes in the extent to which collateral secures its collateral-dependent loans are described below. Collateral-dependent loans decreased $3.05 million from December 31, 2021 to December 31, 2022. Collateral-dependent loans include any loan that has been placed on nonaccrual status, accruing loans past due 90 days or more and TDR loans. Collateral-dependent loans also include loans that, based on management's evaluation of current information and events, the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Collateral-dependent loans were 0.44% of loans held for investment as of December 31, 2022 and 0.63% as of December 31, 2021. The decrease in collateral-dependent loans is due to a decrease in nonaccrual loans of $1.68 million, a decrease in TDR loans of $2.02 million and is offset by an increase of $0.29 million in loans with a specific reserve and an increase in 90 days or more accruing loans of $0.35 million from December 31, 2021 to December 30, 2022. There were no significant changes noted in the extent to which collateral secures collateral-dependent loans.

The Company regularly reviews a substantial portion of the loans in the portfolio and assesses whether the loans share common risk characteristics for which expected credit loss is measured on a pool basis or if the loans do not share common risk characteristics and therefore expected credit loss is measured on an individual loan basis. If the loans are assessed for credit losses on an individual basis, the Company determines if a specific allowance is appropriate. In addition, the Company's management also reviews and, where determined necessary, provides allowances for particular loans based upon (1) reviews of specific borrowers and (2) management's assessment of areas that management considers are of higher credit risk, including loans that have been restructured or where a TDR is reasonably possible. Loans that are determined not to be collateral-dependent and for which there are no specific allowances are classified into one or more risk categories and expected credit loss is measured on a pool basis. See Note 1 Effect of New Financial Accounting Standards for further discussion of the allowance for credit losses for loans held for investment.

Specific allowances for credit losses on loans assessed individually are established if the loan balances exceed the net present value of the relevant future cash flows or the fair value of the relevant collateral based on updated appraisals and/or updated collateral analysis for the properties if the loan is collateral dependent. The Company may recognize a charge off or record a specific allowance related to an individually analyzed loan if there is a collateral shortfall or it is unlikely the borrower can make all principal and interest payments as contractually due.

For loans that are collateral dependent, losses are evaluated based on the portion of a loan that exceeds the fair market value of the collateral. In general, this is the amount that the carrying value of the loan exceeds the related appraised value less estimated costs to sell the collateral. Generally, it is the Company's policy not to rely on appraisals that are older than one year prior to the date the credit loss is being measured. The most recent appraisal values may be adjusted if, in the Company's judgment, experience and other market data indicate that the property's value, use, condition, exit market or other variables affecting its value may have changed since the appraisal was performed. The charge off or loss adjustment supported by an appraisal is considered the minimum charge off. Any adjustments made to the appraised value are to provide an additional charge off or specific reserve based on the applicable facts and circumstances. In instances where there is an estimated decline in value, a specific reserve may be provided or a charge off taken pending confirmation of the amount of the loss from an updated appraisal. Upon receipt of the new appraisals, an additional specific reserve may be provided or charge off taken based on the appraised value of the collateral. On average, appraisals are obtained within one month of order.

The Company has not experienced any significant time lapses in recognizing the required provisions for collateral dependent loans, nor has the Company delayed appropriate charge-offs. When an updated appraisal value has been obtained, the Company has used the appraisal amount in helping to determine the appropriate charge-off or required reserve. The Company also evaluates any changes in the financial condition of the borrower and guarantors (if applicable), economic conditions, and

HILLS BANCORPORATION

the Company's loss experience with the type of property in question. Any information utilized in addition to the appraisal is intended to identify additional charge-offs or provisions, not to override the appraised value.

Note 4.   Property and Equipment

The major classes of property and equipment and the total accumulated depreciation are as follows:

	December 31,	
	2022	2021
	(Amounts In Thousands)	
Land	**$ 11,266**	$ 11,266
Buildings and improvements	**38,923**	38,041
Furniture and equipment	**41,999**	40,989
	92,188	90,296
Less accumulated depreciation	**58,670**	56,006
Net	**$ 33,518**	$ 34,290

Note 5.   Leases

The Bank leases branch offices, parking facilities and certain equipment under operating leases. The leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. As the options are reasonably certain to be exercised, they are recognized as part of the right-of-use assets and lease liabilities.

For the years ended December 31, 2022 and 2021, total operating lease expense was $0.58 million and $0.59 million, respectively, and is included in occupancy expenses in the consolidated statement of income. Included in this were $0.50 million and $0.51 million of operating lease costs, respectively, $0.03 million and $0.03 million of short term lease costs, respectively, and $0.05 million and $0.05 million of variable lease costs, respectively.

For the years ended December 31, 2022 and 2021, cash paid for amounts included in the measurement of operating lease liabilities was $0.50 million and $0.51 million, respectively, and right-of-use assets obtained in exchange for lease obligations was none and none, respectively.

As of December 31, 2022 and 2021, operating lease right-of-use assets included in other assets were $2.11 million and $2.47 million, respectively. Operating lease liabilities included in other liabilities were $2.19 million and $2.53 million, respectively. The weighted average remaining lease term for operating leases was 9.72 years and 9.94 years, respectively, and the weighted average discount rate for operating leases was 3.54% and 3.49%, respectively. Discount rates used were determined from FHLB borrowing rates for comparable terms.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022, maturities of lease liabilities were as follows:

Year ending December 31:	(Amounts In Thousands)
2023	326
2024	260
2025	263
2026	266
2027	264
Thereafter	1,239
Total lease payments	2,618
Less imputed interest	(426)
Total operating lease liabilities	$ 2,192

Note 6. Interest - Bearing Deposits

A summary of these deposits is as follows:

	December 31,	
	2022	2021
	(Amounts In Thousands)	
NOW and other demand	$ **948,322**	$ 964,730
Savings	**1,196,686**	1,338,910
Time, $250,000 and over	**88,808**	88,517
Other time	**476,101**	508,736
	$ **2,709,917**	$ 2,900,893

Brokered deposits totaled $31.74 million and $51.59 million as of December 31, 2022 and 2021, respectively, with an average interest rate of 2.60% and 0.36% as of December 31, 2022 and 2021, respectively. As of December 31, 2022, brokered deposits of $31.74 million are included in savings deposits. At December 31, 2021, brokered deposits of $51.59 million were included in savings deposits.

Time deposits have a maturity as follows:

	December 31,	
	2022	2021
	(Amounts In Thousands)	
Due in one year or less	$ **257,239**	$ 320,764
Due after one year through two years	**246,763**	174,043
Due after two years through three years	**40,144**	63,193
Due after three years through four years	**14,933**	23,108
Due over four years	**5,830**	16,145
	$ **564,909**	$ 597,253

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.   Short-term Borrowings

The following table sets forth selected information for other borrowings each of which having a maturity of less than one year:

	December 31,	
	2022	2021
	(Amounts In Thousands)	
Federal funds purchased, 4.50 to 4.85	**$ 82,061**	$ 249

The Company has unsecured federal funds lines available totaling $77.94 million and $159.75 million from multiple correspondent banking relationships as of December 31, 2022 and 2021, respectively. The weighted average interest rate on these borrowings outstanding as of December 31, 2022 and 2021 was 4.72% and 0.00%, respectively.

HILLS BANCORPORATION

Note 8.   Federal Home Loan Bank Borrowings

As of December 31, 2022 and 2021, the borrowings were as follows:

	2022	2021
(Effective interest rates as of December 31, 2022)	(Amounts In Thousands)	
Overnight borrowing, 4.60%	$ 40,000	$ —
	$ 40,000	$ —

On December 21, 2021 the Company paid $105.00 million in FHLB Borrowings due in 2025 through 2027. Fees incurred with the 2021 prepayments were $7.69 million and were recorded in other noninterest expenses.

To participate in the FHLB advance program, the Company is required to have an investment in FHLB stock. The Company's investment in FHLB stock was $6.46 million and $4.55 million at December 31, 2022 and 2021, respectively. Collateral is provided by the Company's 1 to 4 family residential, commercial and agricultural real estate first mortgages equal to various percentages of the total outstanding notes. The Company has the ability to borrow against 1-4 family first mortgages, agricultural real estate, commercial real estate and multi-family loans totaling $1,047.91 million as of December 31, 2022 and $865.06 million as of December 31, 2021 and there was $40.00 million and $0 borrowed against this collateral as of December 31, 2022 or 2021, respectively.

Note 9.   Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (AOCI), included in stockholders' equity, are as follows:

	December 31,	
	2022	2021
	(amounts in thousands)	
Net unrealized (loss) gain on available-for-sale securities	$ (54,198)	$ 1,968
Tax effect	13,138	(491)
Net-of-tax amount	$ (41,060)	$ 1,477

Note 10.   Employee Benefit Plans

The Company has an Employee Stock Purchase Plan (the "ESPP"). For each quarterly offering period, eligible employees can elect to contribute from 1% to 15% of his or her compensation. The purchase price is the lesser of 90% of the fair market value on the first day of the offering period or the last day of the offering period. The maximum dollar amount any one employee can elect to contribute in a year is $9,000. During the year ended December 31, 2022, 6,637 shares of stock were purchased by employees of the Bank through the ESPP. 7,334 shares of stock were purchased by employees of the Bank through the ESPP for the year ended December 31, 2021.

The Company has an Employee Stock Ownership Plan (the "ESOP") to which it makes discretionary cash contributions. The Company's contribution to the ESOP totaled $1.28 million, $1.27 million and $1.27 million for the years ended December 31, 2022, 2021 and 2020, respectively. The 2022, 2021 and 2020 discretionary contribution rate was 4.5% of qualified salaries.

In the event a terminated plan participant desires to sell his or her shares of the Company stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair value. To the extent that shares of common stock held by the ESOP are not readily traded, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders' equity. The Company obtains a quarterly independent appraisal of the shares of stock. As of December 31, 2022 and 2021, the shares held by the ESOP, fair value and maximum cash obligation were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2022	2021
Shares held by the ESOP	**708,488**	735,482
Fair value per share	**$ 72.00**	$ 68.00
Maximum cash obligation	**$ 51,011,000**	$ 50,013,000

The Company has a profit-sharing plan with a 401(k) feature, which provides for discretionary annual contributions in amounts to be determined by the Board of Directors. The Company made a 4.50% or $1.28 million contribution to the profit sharing plan for the year ended December 31, 2022. The Company made a 4.50% or $1.27 million contribution to the profit sharing plan for the year ended December 31, 2021. The Company made a 4.50% or $1.27 million contribution to the profit sharing plan for the year ended December 31, 2020. The Company made matching contributions under its 401(k) plan of $0.27 million in 2022, $0.26 million in 2021, and $0.26 million in 2020 and each such amount is included in salaries and employee benefits expense.

The Company provides a deferred compensation program for executive officers. This program allows executive officers to elect to defer a portion of their salaried compensation for payment by the Company at a subsequent date. The executive officers can defer up to 30% of their base compensation and up to 100% of any bonus into the deferral plan. Any amount so deferred is credited to the executive officer's deferred compensation account and converted to units equivalent in value to the fair market value of a share of stock in Hills Bancorporation. The "stock units" are book entry only and do not represent an actual purchase of stock. The executive officer's account is adjusted each year for dividends paid and the change in the market value of Hills Bancorporation stock. The deferrals and earnings grow tax deferred until withdrawn from the plan. Earnings credited to the individual's accounts are recorded as compensation expense when earned. The deferred compensation liability is recorded in other liabilities and totals $0.15 million and $1.94 million at December 31, 2022 and 2021, respectively. Expense related to the deferred compensation plan was $0.06 million for 2022, $0.25 million for 2021 and $(0.02) million for 2020 and is included in salaries and employee benefits expense.

The Company also provides a deferred compensation program for its Board of Directors. Under the plan, each director may elect to defer up to 50% of such director's cash compensation from retainers and meeting fees for payment by the Company at a subsequent date. Any amount so deferred is credited to the director's deferred compensation account and converted to units equivalent in value to the fair market value of a share of stock in Hills Bancorporation. The "stock units" are book entry only and do not represent an actual purchase of stock. The director's account is adjusted each year for dividends paid and the change in the market value of Hills Bancorporation stock. The deferred compensation liability for the directors' plan is recorded in other liabilities and totaled $4.10 million and $4.08 million at December 31, 2022 and 2021, respectively. Expense related to the directors' deferred compensation plan was $0.29 million for 2022, $0.38 million for 2021 and $(0.09) million for 2020 and is included in other noninterest expense.

The Company has a Stock Option and Incentive Plan for certain key employees and directors whereby shares of common stock have been reserved for awards in the form of stock options or restricted stock awards. Under the plan, the aggregate number of options and shares granted cannot exceed 250,000 shares. A Stock Option Committee may grant options at prices equal to the fair value of the stock at the date of the grant. Options expire 10 years from the date of the grant. Director options and officers' rights under the plan vest over a five-year period from the date of the grant.

The fair value of each option is estimated as of the date of grant using a Black Scholes option pricing model. The expected lives of options granted incorporate historical employee exercise behavior. The risk-free rate for periods that coincide with the expected life of the options is based on the ten year interest rate swap rate as published by the Federal Reserve Bank on the date of issuance. Expected volatility is based on volatility levels of the Company's peers' common stock as the Company's stock has limited trading activity. Expected dividend yield was based on historical dividend rates. Significant assumptions at the date of grant on May 14, 2019 include the risk-free interest rate of 2.39%, expected option life of 7.5 years, expected volatility of 33% and expected dividends of 1.23%.

There were no stock options granted in 2022 and 2021 and 5,805 in 2019. The weighted-average fair value of options granted in 2019 was $21.31 per share. The intrinsic value of options exercised was $0.26 million, $0.00 million and $0.00 million for 2022, 2021 and 2020, respectively.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the stock options is as follows:

	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Balance, December 31, 2019	13,025	$	45.92	5.41	248
Granted	—				
Exercised	—				
Balance, December 31, 2020	13,025	$	45.92	4.47	216
Granted	—				
Exercised	—				
Balance, December 31, 2021	13,025	$	45.92	3.47	288
Granted	—				
Exercised	(7,220)				
Balance, December 31, 2022	5,805	$	62.00	6.4 $	58

Other pertinent information related to the options outstanding at December 31, 2022 is as follows:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
62.00	5,805	77 months	—
	5,805		—

As of December 31, 2022, the outstanding options have a weighted-average exercise price of $62.00 per share and a weighted average remaining contractual term of 6.40 years. There was $0.04 million in unrecognized compensation cost for stock options granted under the plan as of December 31, 2022. The cost is expected to be recognized over a weighted-average period of 1.40 years. As of December 31, 2022, there were zero vested option shares.

As of December 31, 2022, 197,245 shares were available for stock options and awards under the 2020 Stock Option and Incentive Plan (2020 Plan). The 2010 Stock Option and Incentive Plan (2010 Plan) was discontinued upon the approval of the 2020 Plan in April 2020. No stock options or stock awards will be issued from the 2010 Plan after April 2020. The Compensation and Incentive Stock Committee is also authorized to grant awards of restricted common stock. A summary of the restricted stock option activity for the year ended December 31, 2022 is as follows:

	2020 Stock Option and Incentive Plan		2010 Stock Option and Incentive Plan	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2021	208,543		29,316	
Authorization of shares	—		—	
Granted	18,935	$71.94	—	$0.00
Forfeited	7,637	$65.57	5,090	$56.98
Balance, December 31, 2022	197,245		34,406	

The Company authorized the issuance of 18,935 shares in 2022, 24,513 shares in 2021, and 20,427 shares in 2020 to certain employees. The vesting period for these awards is five years and the Bank amortizes the expense on a straight line basis during the vesting period. The expense relating to these awards for the years ended December 31, 2022, 2021 and 2020 was $0.88

million, $0.92 million and $0.95 million, respectively. 6,800, 12,800 and 10,800 shares of the restricted common stock shares awarded in December 31, 2022, 2021 and 2020, are subject to forfeiture upon termination of the employee's employment with the Company within eight years of the award.

Note 11.   Income Taxes

Income taxes for the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

		2022		2021		2020
		(Amounts In Thousands)				
Current:						
Federal	$	**11,190**	$	10,383	$	9,124
State		**3,231**		2,653		2,673
Deferred:						
Federal		**(1,035)**		757		(417)
State		**(272)**		214		(103)
	$	**13,114**	$	14,007	$	11,277

Temporary differences between the amounts reported in the consolidated financial statements and the tax basis of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2022 and 2021 were as follows:

		December 31,		
		2022		2021
		(Amounts In Thousands)		
Deferred income tax assets:				
Allowance for credit losses	$	**10,045**	$	8,849
Deferred compensation and unearned restricted stock		**1,785**		2,239
Allowance for credit losses on off-balance sheet credit exposures		**1,074**		961
Accrued expenses		**848**		611
Unrealized losses on investment securities		**13,138**		—
State net operating loss		**1,187**		1,094
Gross deferred tax assets	$	**28,077**	$	13,754
Valuation allowance		**(1,187)**		(1,094)
Deferred tax asset, net of valuation allowance	$	**26,890**	$	12,660
Deferred income tax liabilities:				
Property and equipment		**1,680**		1,852
Unrealized gains on investment securities		**—**		491
Goodwill		**395**		407
Prepaid expenses		**400**		400
Other		**354**		385
Gross deferred tax liabilities	$	**2,829**	$	3,535
Net deferred tax assets	$	**24,061**	$	9,125

The Company has recorded a deferred tax asset for the future tax benefits of Iowa net operating loss carry-forwards. The net operating loss carry-forwards are generated by the Company largely from its investment in tax credit real estate properties. The Company is required to file a separate Iowa tax return and cannot be consolidated with the Bank. The net operating loss carry-forwards will expire, if not utilized, between 2023 and 2041. The Company has recorded a valuation allowance to reduce the deferred tax asset attributable to the net operating loss carry-forwards. At December 31, 2022 and 2021, the Company believes it is more likely than not that the Iowa net operating loss carry-forwards will not be realized. A valuation allowance related to the remaining deferred tax assets has not been provided because management believes it is more likely than not that the results

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowance increased by $93,000 and $83,000 for the years ended December 31, 2022 and 2021, respectively.

The net change in the deferred income taxes for the years ended December 31, 2022, 2021 and 2020 is reflected in the consolidated financial statements as follows:

	Year Ended December 31,		
	2022	2021	2020
	(Amounts In Thousands)		
Consolidated statements of income	$ **(1,307)**	$ 971	$ (520)
Consolidated statements of stockholders' equity	**(13,629)**	(4,008)	2,450
	$ **(14,936)**	$ (3,037)	$ 1,930

Income tax expense for the years ended December 31, 2022, 2021 and 2020 are less than the amounts computed by applying the maximum effective federal income tax rate to the income before income taxes because of the following items:

	2022		2021		2020	
	Amount	**% Of Pretax Income**	Amount	% Of Pretax Income	Amount	% Of Pretax Income
	(Amounts In Thousands)					
Expected tax expense	$ **12,782**	**21.0 %**	$ 13,039	21.0 %	$ 10,484	21.0 %
Tax-exempt interest	**(1,216)**	**(2.0)**	(1,176)	(1.9)	(1,219)	(2.4)
Interest expense limitation	**47**	**0.1**	50	0.1	79	0.1
State income taxes, net of federal income tax benefit	**2,337**	**3.8**	2,265	3.7	2,030	4.1
Income tax credits	**(475)**	**(0.8)**	(475)	(0.8)	(51)	(0.1)
Other	**(361)**	**(0.6)**	304	0.5	(46)	(0.1)
	$ **13,114**	**21.5 %**	$ 14,007	22.6 %	$ 11,277	22.6 %

Federal income tax expense for the years ended December 31, 2022, 2021 and 2020 was computed using the consolidated effective federal tax rate. The Company also recognized income tax expense pertaining to state franchise taxes payable individually by the subsidiary bank. The Company files a consolidated tax return for federal purposes and separate tax returns for the State of Iowa purposes. The tax years ended December 31, 2022, 2021, 2020 and 2019, remain subject to examination by the Internal Revenue Service. For state tax purposes, the tax years ended December 31, 2022, 2021, 2020 and 2019, remain open for examination. There were no material unrecognized tax benefits at December 31, 2022 and December 31, 2021. No interest or penalties on these unrecognized tax benefits has been recorded. As of December 31, 2022, the Company does not anticipate any significant increase or decrease in unrecognized tax benefits during the twelve month period ending December 31, 2023.

Note 12. Regulatory Capital Requirements, Restrictions on Subsidiary Dividends and Cash Restrictions

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial results. Under capital adequacy guidelines and the regulatory frameworks for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of the Company and the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of capital. As of March 31, 2020, the Bank elected to use the Community Bank Leverage Ratio (CBLR) framework as provided for in the Economic Growth, Regulatory Relief and Consumer Protection Act. Under the CBLR framework, the Bank is required to maintain a CBLR of greater than 9%. The Coronavirus Aid, Relief and Economic Security ("CARES") Act reduced

HILLS BANCORPORATION

the minimum ratio to 8% beginning in the 2nd quarter of 2020 through December 31, 2020, increasing to 8.5% for 2021 and returning to 9% beginning January 1, 2022. Management believes that, as of December 31, 2022 and 2021, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2022 and 2021, the most recent notifications from the Federal Reserve System categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 common equity and Tier 1 leverage ratios as set forth in the table that follows. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual amounts and capital ratios as of December 31, 2022 and 2021, with the minimum regulatory requirements for the Company and Bank are presented below (amounts in thousands):

	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Ratio
As of December 31, 2022:			
Company:			
Community Bank Leverage Ratio	$ 517,831	13.27 %	9.00 %
Bank:			
Community Bank Leverage Ratio	520,149	13.33	9.00

	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Ratio
As of December 31, 2021:			
Company:			
Community Bank Leverage Ratio	$ 484,486	11.80 %	8.50 %
Bank:			
Community Bank Leverage Ratio	484,429	11.80	8.50

The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by the Bank. The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. To maintain acceptable capital ratios in the Bank, certain of its retained earnings are not available for the payment of dividends. To maintain a ratio of capital to assets of 9.0%, retained earnings of $169.08 million as of December 31, 2022 are available for the payment of dividends to the Company.

The Bank is required to maintain reserve balances in cash or with the Federal Reserve Bank. Reserve balances totaled none as of December 31, 2022 and 2021.

Note 13.   Related Party Transactions

Certain directors of the Company and the Bank, companies with which the directors are affiliated, and certain principal officers are customers of, and have banking transactions with, the Bank in the ordinary course of business. Such indebtedness has been

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

incurred on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

The following is an analysis of the changes in the loans to related parties during the years ended December 31, 2022 and 2021:

	Year Ended December 31,		
	2022		2021
	(Amounts In Thousands)		
Balance, beginning	$	**52,845**	$ 54,053
Net (decrease) increase due to change in related parties		**(986)**	735
Advances		**39,155**	23,671
Collections		**(17,975)**	(25,614)
Balance, ending	$	**73,039**	$ 52,845

Deposits from these related parties totaled $22.86 million and $21.27 million as of December 31, 2022 and 2021, respectively. Deposits from related parties are accepted subject to the same interest rates and terms as those from nonrelated parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14.   Fair Value Measurements

The carrying value and estimated fair values of the Company's financial instruments as of December 31, 2022 are as follows:

| | December 31, 2022 | | | | |
	Carrying Amount	Estimated Fair Value	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)
		(Amounts In Thousands)			
Financial instrument assets:					
Cash and cash equivalents	$ 36,641	$ 36,641	$ 36,641	$ —	$ —
Investment securities	782,565	782,565	445,392	337,173	—
Loans held for sale	1,663	1,663	—	1,663	—
Loans					
Agricultural	110,163	108,992	—	—	108,992
Commercial and financial	263,309	259,500	—	—	259,500
Real estate:					
Construction, 1 to 4 family residential	91,297	91,279	—	—	91,279
Construction, land development and commercial	193,162	188,726	—	—	188,726
Mortgage, farmland	253,581	237,849	—	—	237,849
Mortgage, 1 to 4 family first liens	1,120,150	1,055,091	—	—	1,055,091
Mortgage, 1 to 4 family junior liens	121,890	118,279	—	—	118,279
Mortgage, multi-family	432,517	411,092	—	—	411,092
Mortgage, commercial	397,861	377,753	—	—	377,753
Loans to individuals	35,278	36,934	—	—	36,934
Obligations of state and political subdivisions	47,773	45,653	—	—	45,653
Accrued interest receivable	15,782	15,782	—	15,782	—
Total financial instrument assets	$ 3,903,632	$ 3,767,799	$ 482,033	$ 354,618	$ 2,931,148
Financial instrument liabilities:					
Deposits					
Noninterest-bearing deposits	$ 647,450	$ 647,450	$ —	$ 647,450	$ —
Interest-bearing deposits	2,709,917	2,711,088	—	2,711,088	—
Other borrowings	82,061	82,061	—	82,061	—
Federal Home Loan Bank borrowings	40,000	40,000	—	40,000	—
Accrued interest payable	1,394	1,394	—	1,394	—
Total financial instrument liabilities	$ 3,480,822	$ 3,481,993	$ —	$ 3,481,993	$ —
	Face Amount				
Financial instrument with off-balance sheet risk:					
Loan commitments	$ 701,729	$ —	$ —	$ —	$ —
Letters of credit	6,618	—	—	—	—
Total financial instrument liabilities with off-balance-sheet risk	$ 708,347	$ —	$ —	$ —	$ —

(1) Considered Level 1 under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures ("ASC 820")*.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value and estimated fair values of the Company's financial instruments as of December 31, 2021 are as follows:

	December 31, 2021				
	Carrying Amount	Estimated Fair Value	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)
	(Amounts In Thousands)				
Financial instrument assets:					
Cash and cash equivalents	$ 781,918	$ 781,918	$ 781,918	$ —	$ —
Investment securities	555,900	555,900	243,925	311,975	—
Loans held for sale	5,716	5,716	—	5,716	—
Loans					
Agricultural	104,672	103,745	—	—	103,745
Commercial and financial	217,733	216,466	—	—	216,466
Real estate:					
Construction, 1 to 4 family residential	79,668	79,311	—	—	79,311
Construction, land development and commercial	125,539	124,466	—	—	124,466
Mortgage, farmland	229,311	228,365	—	—	228,365
Mortgage, 1 to 4 family first liens	901,523	897,255	—	—	897,255
Mortgage, 1 to 4 family junior liens	111,184	110,903	—	—	110,903
Mortgage, multi-family	379,077	378,193	—	—	378,193
Mortgage, commercial	394,594	391,950	—	—	391,950
Loans to individuals	31,916	31,871	—	—	31,871
Obligations of state and political subdivisions	49,845	50,155	—	—	50,155
Accrued interest receivable	11,437	11,437	—	11,437	—
Total financial instrument assets	$ 3,980,033	$ 3,967,651	$ 1,025,843	$ 329,128	$ 2,612,680
Financial instrument liabilities:					
Deposits					
Noninterest-bearing deposits	$ 633,101	$ 633,101	$ —	$ 633,101	$ —
Interest-bearing deposits	2,900,893	2,909,243	—	2,909,243	—
Other borrowings	249	249	—	249	—
Federal Home Loan Bank borrowings	—	—	—	—	—
Accrued interest payable	1,165	1,165	—	1,165	—
Total financial instrument liabilities	$ 3,535,408	$ 3,543,758	—	$ 3,543,758	—
	Face Amount				
Financial instrument with off-balance sheet risk:					
Loan commitments	$ 614,324	$ —	$ —	$ —	$ —
Letters of credit	7,179	—	—	—	—
Total financial instrument liabilities with off-balance-sheet risk	$ 621,503	$ —	$ —	$ —	$ —

(1) Considered Level 1 under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures ("ASC 820")*.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Fair value of financial instruments</u>: FASB ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") provides a single definition for fair value, a framework for measuring fair value and expanded disclosures concerning fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair market value of its financial instruments based on the fair value hierarchy established in ASC 820. There are three levels of inputs that may be used to measure fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included within Level 1. Observable inputs include the quoted prices for similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability.
Level 3	Unobservable inputs supported by little or no market activity for financial instruments. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The Company is required to use observable inputs, to the extent available, in the fair value estimation process unless that data results from forced liquidations or distressed sales.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

<u>Investment securities available for sale</u>: Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If a quoted price is not available, the fair value is obtained from benchmarking the security against similar securities. U.S. Treasury securities are considered Level 1 with the remaining securities considered Level 2.

The pricing for investment securities is obtained from an independent source. There are no Level 3 investment securities owned by the Company. The Company obtains an understanding of the independent source's valuation methodologies used to determine fair value by level of security. The Company validates assigned fair values on a sample basis using an additional third-party provider pricing service to determine if the fair value measurement is reasonable. Due to the nature of our investment portfolio, we do not expect significant and unusual fluctuations as fair value changes primarily relate to interest rate changes.   No unusual fluctuations were identified during the year ended December 31, 2022.   If a fluctuation requiring investigation was identified, the Company would research the change with the independent source or other available information.

<u>Individually analyzed loans under ASC 326 CECL</u>: See Note 1 for further discussion of individually analyzed loans under CECL.

A loan is considered to be non-performing when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered non-performing, the amount of reserve is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed non-performing using the fair value of the collateral for collateral dependent loans or based on the present value of the estimated future cash flows of interest and principal discounted at the loans effective interest rate or the fair value of the loan if determinable. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values are adjusted for market-related trends based on the Company's experience in sales and other appraisals of similar property types as well as estimated selling costs. These loans are considered Level 3 as the instruments used to determine fair market value require significant management judgment and estimation.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreclosed assets: The Company does not record foreclosed assets at fair value on a recurring basis. Foreclosed assets consist mainly of other real estate owned but may include other types of assets repossessed by the Company. Foreclosed assets are adjusted to the lower of carrying value or fair value less the costs of disposal.   Fair value is generally based upon independent market prices or appraised values of the collateral, and may include a marketability discount as deemed necessary by management based on its experience with similar types of real estate. The value of foreclosed assets is evaluated periodically as a nonrecurring fair value adjustment. Foreclosed assets are classified as Level 3.

Off-balance sheet instruments: Fair values for outstanding letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the outstanding letters of credit is not significant. Unfunded loan commitments are not valued since the loans are generally priced at market at the time of funding (Level 2).

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below represents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2022			
	Readily Available Market Prices(1)	**Observable Market Prices(2)**	**Company Determined Market Prices(3)**	**Total at Fair Value**
Securities available for sale	(Amounts in Thousands)			
U.S. Treasury	$ 445,392	$ —	$ —	$ 445,392
State and political subdivisions	—	248,582	—	248,582
Mortgage-backed securities and collateralized mortgage obligations	—	50,196	—	50,196
Other securities (FHLB, FHLMC and FNMA)	—	31,934	—	31,934
Total	$ 445,392	$ 330,712	$ —	$ 776,104

	December 31, 2021			
	Readily Available Market Prices(1)	**Observable Market Prices(2)**	**Company Determined Market Prices(3)**	**Total at Fair Value**
Securities available for sale	(Amounts in Thousands)			
U.S. Treasury	$ 243,925	$ —	$ —	$ 243,925
State and political subdivisions	—	263,516	—	263,516
Mortgage-backed securities and collateralized mortgage obligations	—	9,446	—	9,446
Other securities (FHLB, FHLMC and FNMA)	—	34,467	—	34,467
Total	$ 243,925	$ 307,429	$ —	$ 551,354

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2022 and 2021.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company is required to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The valuation methodologies used to measure these fair value adjustments are described above. For assets measured at fair value on a nonrecurring basis that were still held on the balance sheet at December 31, 2022 and 2021, the following tables provide the level of valuation assumptions used to determine the adjustment and the carrying value of the related individual assets at year end.

	Readily Available Market Prices(1)		Observable Market Prices(2)		Company Determined Market Prices(3)		Total at Fair Value		Total Losses
			December 31, 2022						**Year Ended December 31, 2022**
			(Amounts in Thousands)						
Loans (4)									
Agricultural	$ —	$	—	$	—	$	—	$	—
Commercial and financial	—		—		1,324		1,324		225
Real Estate:									
Construction, 1 to 4 family residential	—		—		277		277		—
Construction, land development and commercial	—		—		191		191		—
Mortgage, farmland	—		—		1,662		1,662		123
Mortgage, 1 to 4 family first liens	—		—		5,639		5,639		367
Mortgage, 1 to 4 family junior liens	—		—		193		193		5
Mortgage, multi-family	—		—		620		620		50
Mortgage, commercial	—		—		2,778		2,778		—
Loans to individuals	—		—		—		—		—
Foreclosed assets (5)	—		—		—		—		—
Total	$ —	$	—	$	12,684	$	12,684	$	770

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.
(4) Represents carrying value and related write-downs of loans for which adjustments are based on the value of the collateral. The carrying value of loans fully charged off is zero.
(5) Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Readily Available Market Prices(1)		Observable Market Prices(2)		Company Determined Market Prices(3)		Total at Fair Value		Year Ended December 31, 2021 Total Losses	
				December 31, 2021						
				(Amounts in Thousands)						
Loans (4)										
Agricultural	$	—	$	—	$	399	$	399	$	—
Commercial and financial		—		—		1,527		1,527		—
Real Estate:										
Construction, 1 to 4 family residential		—		—		383		383		—
Construction, land development and commercial		—		—		96		96		—
Mortgage, farmland		—		—		1,114		1,114		—
Mortgage, 1 to 4 family first liens		—		—		5,902		5,902		212
Mortgage, 1 to 4 family junior liens		—		—		202		202		9
Mortgage, multi-family		—		—		1,460		1,460		—
Mortgage, commercial		—		—		4,176		4,176		255
Loans to individuals		—		—		—		—		—
Foreclosed assets (5)		—		—		—		—		—
Total	$	—	$	—	$	15,259	$	15,259	$	476

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.
(4) Represents carrying value and related write-downs of loans for which adjustments are based on the value of the collateral. The carrying value of loans fully charged off is zero.
(5) Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15.   Parent Company Only Financial Information

Following is condensed financial information of the Company (parent company only):

CONDENSED BALANCE SHEETS
December 31, 2022 and 2021
(Amounts In Thousands)

ASSETS		2022		2021
Cash and cash equivalents at subsidiary bank	$	600	$	2,176
Investment in subsidiary bank		481,589		488,406
Other assets		1,296		2,067
Total assets	$	483,485	$	492,649
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities	$	4,214	$	4,186
Redeemable common stock held by ESOP		51,011		50,013
Stockholders' equity:				
Capital stock		63,220		60,938
Retained earnings		512,841		474,392
Accumulated other comprehensive gain (loss)		(41,060)		1,477
Treasury stock at cost		(55,730)		(48,344)
		479,271		488,463
Less maximum cash obligation related to ESOP shares		51,011		50,013
Total stockholders' equity		428,260		438,450
Total liabilities and stockholders' equity	$	483,485	$	492,649

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands)

		2022		2021		2020
Dividends received from subsidiary	$	12,806	$	12,273	$	14,822
Other expenses		(720)		(836)		(362)
Income before income tax benefit and equity in undistributed income of subsidiary		12,086		11,437		14,460
Income tax benefit		269		297		173
		12,355		11,734		14,633
Equity in undistributed income of subsidiary		35,398		36,351		24,014
Net income	$	47,753	$	48,085	$	38,647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022, 2021 and 2020
(Amounts In Thousands)

		2022		2021		2020
Cash flows from operating activities:						
Net income	$	**47,753**	$	48,085	$	38,647
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:						
Equity in undistributed income of subsidiary		**(35,398)**		(36,351)		(24,014)
Share-based compensation		**25**		25		25
Compensation expensed through issuance of common stock		**1,349**		1,618		1,272
Forfeiture of common stock		**(791)**		(455)		(257)
Decrease (increase) in other assets		**771**		(221)		(515)
Increase (decrease) in other liabilities		**28**		290		(3,554)
Net cash and cash equivalents provided by operating activities		**13,737**		12,991		11,604
Cash flows from financing activities:						
Issuance of common stock, net of costs		**1,242**		—		5,844
Stock options exercised		**238**		—		—
Purchase of treasury stock		**(7,906)**		(3,569)		(8,550)
Proceeds from the issuance of common stock through the employee stock purchase plan		**417**		427		413
Capital contribution to subsidiary		**—**		—		(5,000)
Dividends paid		**(9,304)**		(8,773)		(8,325)
Net cash and cash equivalents used by financing activities		**(15,313)**		(11,915)		(15,618)
(Decrease) increase in cash and cash equivalents		**(1,576)**		1,076		(4,014)
Cash and cash equivalents:						
Beginning of year		**2,176**		1,100		5,114
Ending of year	$	**600**	$	2,176	$	1,100
Supplemental Disclosures						
Noncash financing activities:						
Increase (decrease) in maximum cash obligation related to ESOP shares	$	**998**	$	2,684	$	(4,497)

Note 16.   Commitments and Contingencies

Concentrations of credit risk: The Bank's loans, commitments to extend credit, unused lines of credit and outstanding letters of credit have been granted to customers within the Bank's market area. Investments in securities issued by state and political subdivisions within the state of Iowa totaled approximately $89.63 million. The concentrations of credit by type of loan are set forth in Note 3 to the Consolidated Financial Statements. Outstanding letters of credit were granted primarily to commercial borrowers. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic conditions in Johnson, Linn and Washington Counties, Iowa.

Contingencies: In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some of which seek substantial relief or damages. While the ultimate outcome of such legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments with off-balance sheet risk: The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card participations and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, credit card participations and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2022 and 2021 is as follows:

	2022	2021
	(Amounts In Thousands)	
Firm loan commitments and unused portion of lines of credit:		
Home equity loans	$ 84,869	$ 78,961
Credit cards	66,535	65,913
Commercial, real estate and home construction	241,983	170,539
Commercial lines and real estate purchase loans	308,342	298,911
Outstanding letters of credit	6,618	7,179

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties. Credit card commitments are the unused portion of the holders' credit limits. Such amounts represent the maximum amount of additional unsecured borrowings.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, which may include accounts receivable, inventory, property, equipment, and income-producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded the Bank would be entitled to seek recovery from the customer. At December 31, 2022 and 2021, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

Lease commitments: The Company leases certain facilities under operating leases. The minimum future rental commitments as of December 31, 2022 for all non-cancellable leases relating to Bank premises were as follows:

Year ending December 31:	(Amounts In Thousands)
2023	$ 402
2024	82
2025	1
2026	1
2027	1
Thereafter	2
	$ 489

Rent expense was $0.41 million, $0.40 million and $0.38 million for the years ended December 31, 2022, 2021 and 2020, respectively.

HILLS BANCORPORATION

Note 17. **Subsequent Events**

Subsequent events have been evaluated through March 3, 2023.

Item 9.   **Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting of the Company includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. Important features of the Company's system of internal control over financial reporting include the adoption and implementation of written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system and through examinations by an internal audit function that coordinates its activities with the Company's Independent Registered Public Accounting Firm.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2022. Management's assessment is based on the criteria described in "Internal Control – Integrated Framework" issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The Company's independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has issued a report on the Company's internal control over financial reporting as of December 31, 2022. Reference is made to the Report of Independent Registered Public Accounting Firm included in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Part III is presented under the items entitled "Information Concerning Nominees for Election as Directors," "Information Concerning Directors other than Nominees," "Corporate Governance and Board of Directors," and "Delinquent Section 16(a) Reports" in the Company's Definitive Proxy Statement dated March 17, 2023 for the Annual Meeting of Stockholders on April 17, 2023. Such information is incorporated herein by reference.

The Company has a Code of Ethics in place covering its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. A copy of the Company's Code of Ethics will be provided free of charge, upon written request to:

> Anthony Roetlin
> Treasurer
> Hills Bancorporation
> 131 Main Street
> PO Box 160
> Hills, Iowa 52235

Information about our Executive Officers is incorporated into this section by reference to Part I, Item 1 of this Form 10-K.

Item 11.   Executive Compensation

The information required by Item 11 of Part III is presented under the items entitled "Compensation Discussion and Analysis," "Summary of Cash and Certain Other Compensation Paid to the Named Executive Officers," "Risk Management and Compensation Policies and Practices," "Compensation and Incentive Stock Committee Interlocks and Insider Participation," "Schedule of Director Fees," "Director Compensation Table," and "Compensation and Incentive Stock Committee Report" in the Company's Definitive Proxy Statement dated March 17, 2023 for the Annual Meeting of Stockholders on April 17, 2023. Such information is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Part III is presented under the item entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Definitive Proxy Statement dated March 17, 2023 for the Annual Meeting of Stockholders on April 17, 2023. Such information is incorporated herein by reference.

The following table sets forth information regarding the Company's equity compensation plan as of December 31, 2022, all of which relates to stock options issued under stock option plans approved by stockholders of the Company.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	5,805	$ 62.00	197,245
Equity compensation plans not approved by security holders	—	—	—
Total	5,805	$ 62.00	197,245

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Part III is presented under the items entitled "Corporate Governance and the Boards of Directors," and "Compensation and Incentive Stock Committee Interlocks and Insider Participation" in the Company's Definitive Proxy Statement dated March 17, 2023 for the Annual Meeting of Stockholders on April 17, 2023. Such information is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

Information required by this item is contained in the Company's Definitive Proxy Statement dated March 17, 2023 for the Annual Meeting of Shareholders on April 17, 2023, under the heading "Audit Committee," which information is incorporated herein by this reference.

The three additional data elements required to be tagged by a registrant that files financial statements using Inline XBRL are as follows:
- **FORVIS, LLP**
- Springfield, Missouri
- PCAOB ID: 686

